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04024915

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Agnico-Eagle Mines Ltd

*CURRENT ADDRESS

PROCESSED
MAY 10 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 179 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 5/7/04

82-179

12-31-03
AR/S

AGNICO-EAGLE
MINES LIMITED

Audited Annual Financial Statements and Management's Discussion and Analysis
(Prepared in accordance with US GAAP)

AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis should be read in conjunction with the accompanying audited annual financial statements. These financial statements have been prepared in accordance with United States generally accepted accounting principles. All dollar amounts are presented in US dollars unless otherwise specified.

TABLE OF CONTENTS

	Page
Management's Discussion and Analysis	
Overview	1
Highlights	1
2004 Outlook	2
Results of Operations	3
Liquidity and Capital Resources	9
Risk Profile	10
Outstanding Securities	13
Critical Accounting Estimates	13
Forward-Looking Statements	15
Summarized Quarterly Data	16
Five Year Financial and Operating Summary	18
Mineral Reserve & Mineral Resource Data	19
Audited Annual Financial Statements	
Management's Responsibility for Financial Reporting	22
Auditors' Report	23
Summary of Significant Accounting Policies	24
Balance Sheet	28
Statement of Income (Loss) and Comprehensive Income (Loss)	29
Statement of Shareholders' Equity	30
Statement of Cash Flows	31
Notes to Financial Statements	32

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE COMPANY'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Agnico-Eagle Mines Limited is an intermediate-sized gold producer centered in one of the mining industry's most favorable political and regulatory environments in the world: Quebec, Canada. In its over 30 year history, Agnico-Eagle has never hedged away increases in the price of gold. Our LaRonde Mine is a proven gold producer with a long reserve life. We have amassed a large land position in one of the most prolific gold producing regions and we have the cash resources and experience to grow reserves and create a multi-mine platform.

The most important driver of financial performance for Agnico-Eagle is the spot price of gold. As we have never sold gold forward, we are positioned to benefit from rising gold prices. Due to the poly-metallic nature of the LaRonde orebody, spot prices of silver, copper and zinc are also key drivers of financial performance. Since the sale of these byproduct metals is important to both revenue and production costs per ounce, we occasionally implement hedging strategies to mitigate the effects of fluctuating prices. We have never sold gold forward because we believe that low-cost production is the best protection against decreasing gold prices. The US$/C$ exchange rate is an important financial driver to achieving low-cost production as practically all our operating costs are paid in Canadian dollars. As such, we also use hedging strategies to mitigate the impact of fluctuating exchange rates on our per ounce production costs.

In the last two years, we have encountered some operational challenges at LaRonde. We have fallen short of our production targets due to expansion related problems in 2002 and a rock-fall and production drilling challenges in 2003. However, with the expansion now complete and the implementation of a more focused and more conservative mining plan, we believe we have reduced mining risk and are well positioned to profit from higher gold and by-product metal prices. The production challenges of the past few years have accentuated the risks of reliance on the LaRonde Mine. Our strategy over the next few years will be to reduce our dependence on LaRonde as our sole source of production while still taking advantage of the mine's personnel and infrastructure. Our strategy envisions the development of multiple mines within a short distance of LaRonde with growing reserves and increasing production in one of the most mining friendly areas of the world. With our Lapa property only 7 miles away, and our Goldex property only 35 miles away, and with over 2.8 million ounces of cumulative gold reserves on these properties, we feel we can achieve long term-growth while capitalizing on internal synergies. Our strategy is to capitalize on these opportunities by using the expertise of the LaRonde team, the mine's large processing capacity and the Company's large pool of available tax deductions.

While regional expansion represents the core of our strategy, we continue to seek growth opportunities elsewhere. Our focus will be on politically stable regions and on situations where the expertise developed at LaRonde can add value.

We anticipate that LaRonde will generate strong free cash flow in 2004 and, coupled with our strong working capital position and completely undrawn credit facility, we are in a strong position to achieve our growth strategy. With a world class mine and promising properties in a mining friendly environment, we believe we can build per share value by focusing on these assets while retaining full leverage to rising gold prices.

Highlights

In 2003, an operationally challenging year, we produced 236,653 ounces of gold which was well below our original production target of 375,000 ounces. In the first quarter of 2003, we experienced a rock-fall at the LaRonde Mine in Quebec which forced us to change our mining sequence resulting in a delay in the extraction of higher grade gold mining blocks from the lower part of the mine. The effects of the rock-fall continued to adversely affect production in the second quarter. In the third quarter we faced production drilling challenges and realized lower than planned recoveries in the mill.

Despite these challenges, we achieved significant improvements in operating performance in the fourth quarter of 2003 as 73% of ore production came from the lower level mining horizon. This mining horizon contains ore that has substantially higher gold grades than that of the upper mine and is also substantially richer in copper. Onsite operating costs showed a steady improvement during the quarter and we were also able to begin accumulating a surface ore stockpile which will mitigate the inherent risks associated with mining and will act as a source of ore should unforeseen events, such as those we faced in 2003, affect mining operations.

The operational challenges in 2003 led to a net loss of $19.5 million or $0.23 per share compared to income of $4.0 million or $0.06 per share in 2002. Total cash operating costs to produce an ounce of gold were $269 for 2003 which was above our original estimate of $125 per ounce and above 2002 total cash operating costs of $182 per ounce. Total cash operating costs is a non-GAAP measure and is explained in "Results of Operations — Production Costs." Lower production, higher operating costs, and the stronger Canadian dollar were the major contributors to the increased cost per ounce. Other factors that contributed to the 2003 net loss were increased exploration expenditures resulting from the work conducted on the Lapa property, increased amortization, increased interest expense as no interest was capitalized in the current year, increased administrative expenditures and a one time charge related to the adoption of a new accounting standard.

In the fourth quarter, as a result of operational improvements, we achieved net earnings of $2.4 million or $0.03 cents per share compared to earnings of $0.8 million or $0.01 per share in the fourth quarter of 2002. Compared to 2002, we produced 7% fewer ounces in the fourth quarter of 2003, however revenue increased 32% driven by increased gold and byproduct metal prices. Fourth quarter 2003 earnings also reflected a higher tax recovery than the fourth quarter of 2002. Total cash operating costs in the fourth quarter of 2003 increased to $220 per ounce of gold produced from $198 in the same period of 2002 due to lower gold production and a stronger Canadian dollar, offset by higher byproduct revenue.

We ended the year with over $140 million in working capital, which includes $110 million in cash. Despite the production difficulties, stronger gold and byproduct prices helped the Company generate positive operating cash flow (before working capital changes) of $4 million in 2003. Operating cash flow was well below 2002 levels of $20 million due mainly to the operational challenges and stronger Canadian dollar, offset by increased metal prices. In the fourth quarter of 2003, we generated $10 million of operating cash flow compared to $5 million in the fourth quarter of 2002. The increase was mainly due to increased metal prices offset somewhat by the stronger Canadian dollar.

2003 brought exploration success which culminated in record year-end gold reserves of 7.9 million ounces. At LaRonde, not only did we replace 2003 production, but we also increased gold reserves by an additional one million ounces from four to five million ounces of gold. At Lapa, located only 7 miles east of LaRonde, the 2003 drilling program led to a conversion of 1.2 million ounces of gold resource into reserves. At Goldex, located 35 miles east of LaRonde, a new geological model and an independent engineering review led to a year end reserve of 1.6 million ounces of gold. A summary of our year end mineral reserve position can be found on page 19. Driven by this exploration success, the Company also acquired more property along the prolific Cadillac-Bousquet gold belt and the Cadillac-Larder Lake Break immediately to the south.

By the end of 2003, we had addressed LaRonde's operational problems. By the end of the year, we implemented a focused, more conservative mining plan and we ended the year with available cash resources of $210 million, which includes $100 million available under our revolving bank facility. We now look forward to 2004 with a renewed focus on implementing our growth strategy.

2004 Outlook

For 2004, we expect to produce 300,000 ounces of gold at total cash operating costs ranging between $155 and $165 per ounce. The estimated decline in total cash operating costs is due to the elimination of the El Coco royalty and projected increase in gold and byproduct metal production. Our estimated silver and byproduct copper and zinc production, along with metal price assumptions and sensitivities, can be found in "Results of Operations — Production costs". At an estimated $340 gold price and US$/C$ exchange rate of $1.30, we expect to generate strong operating cash flow which we will use to fund capital additions at LaRonde and the continued development of our promising Lapa and Goldex properties.

Results of Operations

Revenues from Mining Operations

In 2003, revenue from mining operations increased 17% to $127 million from $108 million in 2002. The majority of our revenue is derived from precious metal sales. Sales of gold and silver typically account for more than 80% of Agnico-Eagle's revenue. Revenues from mining operations are accounted for net of related smelting, refining and other charges. In 2003, precious metal sales accounted for 84% of revenue down, slightly from 87% in 2002. This slight decrease over 2002 was due to surging metal prices in the latter half of the year for byproduct copper and zinc. In 2004, we anticipate precious metal sales to account for 80% of overall revenue. The table below summarizes net revenue by metal:

	2003	2002	% Change
Gold	$ 85,566	$ 80,177	7%
Silver	20,584	14,115	46%
Copper	6,452	(1,027)	728%
Zinc	14,218	14,762	(4)%
	$ 126,820	$ 108,027	17%

The increase in gold revenue was due to an 18% increase in realized prices offset by a 9% decrease in gold production. Revenues benefited from a 28% increase in silver production and a 10% increase in realized silver prices. Copper production increased by 126% while copper prices realized increased 17%. In 2002, net copper revenue had a negative effect on total revenue due to historically low copper prices not being sufficient to recover the smelting, refining and transportation charges. However, since a majority of the gold ounces we recover is contained in our copper concentrate, this negative net revenue represents a necessary cost of producing gold. Finally, zinc production declined 7% while realized zinc price increased 12% leaving net zinc revenue essentially unchanged.

Decreased gold production in 2003 was due to a number of factors. In the first quarter of 2003, we experienced a rock-fall which delayed extraction of higher grade gold mining blocks from the lower part of the mine. The affected area stabilized on its own and we were able to recover and process most of the ore. We filled the affected area with cemented rock fill and paste fill to further stabilize the area, and reduced the widths of certain mining blocks to accelerate the establishment of the pyramidal mining sequence. Due to the remedial work conducted in this area, we reduced tonnage from the gold/copper rich lower levels and replaced it with tonnage from the upper zinc/silver rich areas of the mine. This resequencing of production led to increased silver production for 2003. For 2004, most of the production will come from secondary, de-stressed mining blocks which should reduce the risk of such an event reoccurring.

In the third quarter of 2003, we encountered production drilling challenges. Squeezing drill holes slowed down the planned extraction time of mining blocks from the lower part of the mine. These drilling challenges resulted in shortages of ore which lead to numerous "stop-start" cycles in the mill but were resolved in the third and fourth quarters and are not expected to affect production in 2004. To address these drilling challenges, we added two production drills, increased drill hole diameter and changed our blasting method. The new blasting method has been successful in decreasing dilution and improving fragmentation and, coupled with the completion of the Level 219 crushing plant, has improved ore flow and increased productivity.

Although more ore was being mined from the upper areas of the mine, zinc production declined and copper production increased over 2002 as we were able to steadily increase tonnage from the lower levels throughout the year. In the fourth quarter, LaRonde delivered record quarterly production from the lower gold/copper rich levels with 73% of total tonnage processed coming from these levels. This led to fourth quarter production of 70,299 ounces which was 7% lower than the same quarter in 2002 but in line with our expectations.

In light of the operational challenges encountered in 2003, in the fourth quarter, the Company undertook a comprehensive review of short-term and long-term production targets. Based on recent experience, we implemented a more conservative mining plan. We have also taken a number of measures to reduce our exposure to normal mining risk such as increasing our surface ore stockpile. This stockpile will ensure that the mill can temporarily continue to process ore in the event of production stoppages due to unforeseen circumstances such as those encountered in 2003.

2004 Outlook: *Revenues from mining operations are expected to increase significantly in 2004 as production for all metals is projected to increase and current market conditions indicate that metal prices will be higher than those realized in 2003. The table below summarizes our estimated production for 2004:*

	2004 Estimate	*2003 Actual*	*% Change*
Gold (ounces)	*300,000*	*236,653*	*27%*
Silver (000's ounces)	*4,700*	*3,953*	*19%*
Copper (000's pounds)	*24,000*	*20,131*	*19%*
Zinc (000's pounds)	*120,000*	*100,337*	*20%*

Interest and Sundry Income

Interest and sundry income consists of interest on cash balances, realized gains on the disposition of available-for-sale securities, and amortization related to our gold put option contracts expiring in the year. Interest and sundry income was $2.8 million in 2003 compared to $1.9 million in 2002. The $0.9 million increase was due to a number of factors. While interest on cash balances remained relatively unchanged over 2002, in 2003, we realized approximately $2.5 million in gains on the disposition of available-for-sale securities. This gain was offset by a $1.8 million charge relating to the cost of gold puts purchased in 1999.

2004 Outlook: *Interest and sundry income is projected to be essentially nil in 2004 as interest income on our cash balance is expected to be offset by the non-cash amortization of the cost of our gold put option contracts.*

Production Costs

In 2003, production costs increased 38% to $105 million from $76 million. Operating costs per ton milled remained essentially unchanged compared to 2002 at C$52 per ton. (Operating costs per ton is a non-GAAP measure and is explained below.) The following table summarizes the components of operating cost per ton.

	2003	**2002**
Definition Drilling	C$ 0.29	C$ 0.35
Stope Development	6.75	6.90
Mining	9.84	8.77
Underground Services	14.73	13.27
Milling	15.67	16.48
Surface Services	1.28	1.54
Administration	3.69	4.29
	C$52.25	C$51.60

The rock-fall in the first quarter and the production drilling challenges encountered in the third quarter caused mining and underground service costs to increase in 2003. However, we addressed the production drilling challenges in the third quarter and steadily ramped up tonnage milled in the fourth quarter. We milled 627,000 tons in the fourth quarter of 2003 which represents a 17% increase over the same quarter of 2002. Fourth quarter gold production was 7% lower than 2002 due to decreased gold grades as a result of the implementation of a more conservative mining plan. Onsite operating costs per ton in the fourth quarter were C$54 per ton compared to C$53 per ton in the prior year; however, steady improvement was made throughout the quarter as our operating costs decreased to C$48 per ton in December. For 2004 we expect a slight increase in operating costs to be offset by an estimated 4% increase in total tons milled. Therefore, we expect operating costs per ton to decrease to between C$49 and C$51 per ton.

In 2003, total cash operating costs to produce an ounce of gold increased 48% to $269 from $182 in 2002. Total cash operating costs are comprised of onsite operating costs reduced by net silver, zinc and copper revenue. The table below summarizes the components of the increase in total cash operating costs per ounce of gold produced.

	4th Quarter	Year to Date
2002 total cash operating costs	$198	$182
Lower gold production	14	19
Stronger Canadian dollar	29	30
Higher El Coco royalty	(30)	13
Increased operating costs	79	77
Higher byproduct revenue	(70)	(52)
2003 total cash operating costs	$220	$269

Increased operating costs for both the fourth quarter and year to date were a result of increased tonnage mined and processed coupled with increased mining and underground services costs resulting from the first quarter rock-fall and the production drilling challenges encountered in the third quarter. Increasing byproduct metal prices had a more significant effect in the fourth quarter than on the entire year as most of the yearly increase in metal prices occurred in the fourth quarter. Copper and zinc prices increased 8% and 2%, respectively in the first nine months of 2003 and increased 22% and 17%, respectively in the fourth quarter. For 2004, we expect the El Coco royalty to be completely eliminated as that area of the mine is essentially mined out. As byproduct metal prices increased throughout the year, we took the opportunity to liquidate our hedges of byproduct production. Therefore, at the end of the year, we had full leverage to increasing byproduct metal prices.

Total cash operating cost data is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. We believe that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons in production costs. Cost per ton data is computed as minesite operating costs, excluding the El Coco royalty, divided by tons processed through the mill. Total cash operating cost data can be affected by fluctuations in byproduct metal prices and exchange rates, and royalty expenses. We have included these measures as we understand some investors use this data to assess our operating performance and ability to generate earnings and cash flow at various gold prices. All of the non-GAAP measures used should be considered together with other data prepared in accordance with US GAAP, and none of the measures taken by themselves is necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. The tables presented below reconcile total cash operating costs and operating costs per ton to the figures presented in the financial statements prepared in accordance with US GAAP.

Reconciliation of Total Cash Operating Costs per ounce

	2003	2002	2001
	(thousands, except as noted)		
Production costs per Consolidated Statement of Income (Loss)	$ 104,990	$ 75,969	$ 67,009
Adjustments:			
Inventory adjustments[(i)]	368	593	(1,139)
Byproduct revenues, net of smelting, refining and marketing charges	(41,254)	(27,850)	(28,383)
El Coco royalty	(12,888)	(10,764)	(5,424)
Non-cash reclamation provision	(519)	(1,301)	(1,155)
Cash operating costs	$ 50,697	$ 36,647	$ 30,908
Gold production (ounces)	236,653	260,183	$ 234,860
Cash operating costs (per ounce)	$ 215	$ 141	$ 132
El Coco royalty	54	41	23
Total cash operating costs	$ 269	$ 182	$ 155

Reconciliation of Operating Costs per Ton

	2003	2002	2001
	(thousands, except as noted)		
Production costs per Consolidated Statement of Income (Loss)	$ 104,990	$ 75,969	$ 67,009
Adjustments:			
Inventory(i) and hedging(ii) adjustments	54	609	(1,163)
El Coco royalty	(12,888)	(10,764)	(5,424)
Non-cash reclamation provision	(519)	(1,301)	(1,155)
Minesite operating costs (US$)	$ 91,637	$ 64,513	$ 59,267
Minesite operating costs (C$)	$ 127,931	$ 101,289	$ 91,752
Tons milled (000's tons)	2,449	1,963	1,805
Operating costs per ton (C$)	$ 52	$ 52	$ 51

Notes:

(i) Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash operating costs and operating costs per ton are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the year.

(ii) Hedging adjustments reflect gains and losses on the Company's derivative positions entered into to hedge the effects of foreign exchange fluctuations on production costs. These items are not reflective of operating performance and thus have been eliminated when calculating operating costs per ton.

2004 Outlook: *For 2004, we expect our total cash operating costs to be in the range of $155 to $165 per ounce of gold. As net silver, zinc and copper revenue are treated as a reduction of operating costs in arriving at total cash operating costs per ounce, production and price assumptions play an important role in our 2004 estimate. As our operating costs are denominated in Canadian dollars, the US$/C$ exchange rate can also affect our estimate. The table below summarizes the metal price assumptions and exchange rate assumptions used in deriving our 2004 estimate. 2004 production estimates for each metal are shown in the section entitled "Revenues from mining operations".*

Silver	*$5.00*
Zinc	*$0.40*
Copper	*$0.85*
US$/C$ exchange rate	*$1.30*

As we have currently not hedged any of the above production, changes in the prices of these metals will impact our total cash operating cost estimate. We currently have hedges in place to protect the downside risk associated with a strengthening Canadian dollar. For 2004, we have hedged approximately 30% of our estimated Canadian dollar operating costs at a US$/C$ exchange rate of $1.59. The chart below shows the impact on total cash operating costs per ounce of changes in the variables discussed above. The sensitivities presented for the changes in the US$/C$ exchange rate take into account the above hedges.


F/X
ZN
AG
CU
(31)
(14)
(9)
(6)
11
16
10
7
(40)
(30)
(20)
(10)
-
10
20
+10%
-10%

Exploration and Corporate Development Expense

In 2003, our exploration team continued to focus on the Lapa property which is located only 7 miles east of LaRonde. Their efforts resulted in a resource to reserve conversion of 1.2 million ounces of gold. The property did not have reserves in 2002. In conjunction with our exploration success, our corporate development team was active in acquiring a 100% interest in the Lapa property, a transaction completed late in the second quarter. We also acquired the Bousquet property adjacent to the LaRonde Mine, expanding our property interests along the gold belt which hosts our LaRonde Mine. The former Bousquet mine office is now being used by a dedicated regional development team to evaluate and prioritize the Company's exploration and development projects in the region.

In 2003, we re-evaluated our Goldex project. A new reserve and resource model was estimated which showed positive economics and led to a resource to reserve conversion of 1.6 million ounces of gold. The property did not have reserves in 2002. We have now decided to undertake an underground program to provide additional geological information. Over the course of 2004, we expect to complete three vertical slot raises through the orebody. We expect to process this material early in 2005. The objective of this bulk sample and additional drilling planned for 2004 is to attempt to increase the level of confidence in the gold grade. Although our current focus is growth in our own backyard, we continue to evaluate corporate development opportunities which could potentially increase returns for our shareholders.

Total exploration and corporate development expense, including equity losses of Sudbury, increased 102% in 2003 to $7.6 from $3.8 million in 2002. The table below summarizes exploration and corporate development expense (thousands):

	2003	2002
Lapa property	1,751	246
Other regional properties	465	976
Exploration conducted by Sudbury Contact Mines Limited	4,216	2,271
Corporate development expense	1,169	273
	7,601	3,766

Exploration is only conducted if warranted by drilling results and project economics. Therefore, the increase in expenses over 2002 reflects the success of our exploration and development work during 2003. The 2003 gross exploration expenses on the Lapa property were approximately $3.0 million. However, these expenses were reduced by exploration investment tax credits received from the provincial government of Quebec. In 2003, our 49.9% equity investee, Sudbury Contact Mines Limited ("Sudbury"), conducted more exploration due to the encouraging results on the Timiskaming diamond project. In 2002, we owned approximately 64% of Sudbury and were fully consolidating its exploration expenses as we were providing full funding for its projects. In 2003, through a series of equity financings, Sudbury became more financially independent and our ownership interest was diluted to less than 50%. Therefore, as of August 31, 2003, we are no longer required to consolidate Sudbury's operations with our own. Our 2003 exploration expenses reflect 100% of Sudbury's exploration expenses up to that time and our 49.9% share of exploration expenses subsequent to de-consolidation.

2004 Outlook: *Exploration and corporate development expense, including our share of Sudbury's exploration expenses, are expected to decrease in 2004 as we have met the criteria for capitalization at the Lapa and Goldex properties and exploration expenditures related to these properties will not be recorded in the income statement in 2004. We expect to record $3.2 million of exploration on our income statement in 2004 which includes $1.2 million in non-cash expenses representing our 49.9% share of Sudbury's exploration expenses. However, this estimate could increase materially if we have success on our various exploration properties.*

General and Administrative Expenses

General and administrative expenses increased to $7.1 million in 2003 from $5.5 million in 2002. Of the $1.6 million increase, 42% is attributable to the stronger Canadian dollar as general and administrative expenses are almost entirely denominated in Canadian dollars. An additional 30% is attributable to compliance with new financial reporting and securities law requirements. The remainder of the increase is attributable to increased corporate activities.

2004 Outlook: *Assuming a US$/C$ exchange rate of $1.30, general and administrative expenses are not expected to increase materially in 2004.*

Provincial and Federal Capital Taxes

Provincial capital taxes were $1.2 million in 2003 compared to $0.8 million in 2002. These taxes are assessed on the Company's capitalization (paid-up capital and debt) less certain allowances. The increase in 2003 was attributable to less exploration expenses being eligible for provincial tax credits that decrease capital taxes otherwise payable. We estimate 2004 capital taxes to be $1.9 million due to increases in capitalization and less exploration expenses eligible for the provincial tax credits.

Federal capital taxes are assessed on essentially the same capitalization base as provincial capital taxes. The increase in 2003 to $1.1 million from $0.9 million in 2002 represents increases in capitalization throughout the year. New legislation introduced in 2003 will completely eliminate federal capital taxes by 2008. These changes will be phased in gradually with rate reductions each year. Based on new legislation, we estimate federal capital taxes to be $0.9 million in 2004.

2004 Outlook: *Provincial capital taxes are expected to be $1.7 to $2.0 million in 2004 and, based on new legislation, we estimate federal capital taxes to be $0.9 million in 2004.*

Amortization Expense

Amortization expense was $17.5 million in 2003 compared to $13.0 million in 2002. The Company calculates its amortization on a unit-of-production basis using proven and probable reserve tonnage as its amortization base. A 25% increase in tons processed coupled with an increased capital base due to the recently completed LaRonde expansion more than offset the year end increase in reserves.

2004 Outlook: *Amortization is expected to increase as milled throughput increases in 2004. On a per ton basis, amortization is expected to remain unchanged at $8 per ton as the increased capital base was offset by the year end increase in reserves.*

Interest Expense

In 2003, interest expense increased 25% to $9.2 million from $7.3 million in 2002 as no interest was capitalized in 2003. In 2002, $2.3 million in interest on our revolving bank facility was capitalized as the facility was used to fund the expansion at LaRonde. Of the $9.2 million interest expense in 2003, approximately $6.5 million relates to cash interest on the 2012 convertible subordinated debentures, $1.5 million relates to cash standby fees and other costs associated with the revolving bank facility, and the remaining $1.2 million represents non-cash amortization of the financing costs associated with the 2012 convertible subordinated debentures and revolving bank facility.

In the fourth quarter of 2003, we entered into an interest rate swap whereby we swapped our fixed rate payments on the convertible subordinated debentures for variable rate payments. The notional amount under the swap exactly matches the $144 million face value of the debentures and the swap agreement terminates on February 15, 2006, which is the earliest date that the debentures can be called for redemption. Under the terms of the swap agreement, we make interest payments of three-month LIBOR plus a spread of 2.37% and receive fixed interest payments of 4.50% which completely offsets the interest payments we make on the subordinated convertible debentures. The three-month LIBOR rate was also capped at 3.38% such that total variable interest payments will not exceed 5.75%. Based on the current three-month LIBOR rate of 1.12%, we estimate that this transaction will save approximately $1.5 million in debenture interest annually.

2004 Outlook: *Interest expense is expected to decrease by approximately $1.5 million as we realize the benefits of our interest rate swap, assuming variable LIBOR rates remain at current levels throughout the year.*

Income and Mining Taxes

In 2003, the effective accounting income tax recovery rate was 8.0% compared to an income tax recovery rate of 7.8% in 2002. Although we reported a loss before income and mining taxes of $18.1 million, we did not record a tax recovery due the uncertainty surrounding the realization of the benefit of these losses. The loss we incurred in 2003 can be carried forward to reduce taxable income of future years and expires, if not used, within a legislated time period. Normally, the benefits of being able to utilize these losses against future taxable income would be recorded as a future tax asset. However, due to the uncertainty surrounding the realization of this and other limited life tax assets, we have provided a full valuation allowance against these tax assets thereby reducing their value in our financial statements to nil. The effect of not recognizing the benefits of these potential future deductions reduces the tax recovery that we would have otherwise recorded against the current year's loss.

In 2002, we recorded income before income and mining taxes of $4.6 million yet recorded a tax recovery of 7.8%. The recovery was due to the utilization of previously unrecognized losses carried forward. In prior years, just as in 2003, when the Company incurred losses, the benefit of the future tax deduction was not recorded as a future tax asset. In 2002, when the Company used these prior losses to reduce taxable income, the tax that would have otherwise been recorded against 2002 income was reduced.

2004 Outlook: *We expect our effective income tax rate to be approximately 30% in 2004 (including provincial mining duties). This effective tax rate could decrease if we are able to realize unrecognized tax assets. Due to uncertainty surrounding the realization of certain tax assets, we have provided a full valuation allowance against limited life tax assets, and as, such the possible benefit of these future tax deductions is not recorded as an asset in the financial statements. Due to rising metal prices, we expect to be able to realize some of these assets before they expire thus leading to corresponding tax credits in income representing the decrease in valuation allowance attached to these tax assets.*

Liquidity and Capital Resources

As a result of the operating challenges encountered in 2003, we ended the year with less capital resources than 2002. Including $100 million of undrawn credit under our revolving bank facility, we ended 2003 with available cash resources of $210 million compared to $253 million at the end of 2002. We expect an additional $25 million to become available under our revolving bank facility in the fourth quarter of 2004 once we satisfy certain completion tests in connection with the LaRonde Mine expansion. In 2003, we used $43 million in cash compared to 2002 when we added $132 million to our cash position. The largest components of the cash used in 2003 were:

- $42 million in capital expenditures at LaRonde; and
- $10 million net investment and acquisition expenditures including $9 million for Lapa and $4 million for Bousquet offset by $3 million generated from the sale of available-for-sale securities.

These cash outflows were offset by $4 million in operating cash flow and $6 million of financing cash flows. Despite the production difficulties, we still managed to generate positive operating cash flow due in large part to the increase in metal prices. The metal price increases were offset somewhat by the strengthening Canadian dollar and our increased exploration activities driven by our success at Lapa. The $6 million in financing cash flows included $5 million of employee stock purchases under our share purchase and stock option plans. In 2003, working capital changes had a negligible effect on cash flow.

In 2003, the Company declared its 24th consecutive annual dividend of $0.03 per share, unchanged from 2002. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Company's Board of Directors and will be subject to factors such as income, financial condition, and capital requirements.

The Company's material obligations under firm contractual commitments relate to the convertible subordinated debentures in aggregate principal amount of $143.8 million maturing on February 15, 2012. The Company may redeem the debentures on or after February 15, 2006 in cash or, at the option of the Company, by delivering freely tradable common shares.

In 2003, the Company was unable to achieve its completion test and was in default of its interest coverage covenants under its revolving bank facility. Given that the facility was completely undrawn throughout 2003, these were technical violations which were waived by all the banks in the lending syndicate for the third and fourth quarters of 2003. The syndicate also extended the deadline for achieving the completion test to September 30, 2004.

2004 Outlook: *In 2004, we expect to incur approximately $23 million in sustaining and project capital expenditures at LaRonde and approximately $14 million in expenditures on other projects, including Lapa, Goldex and LaRonde II. At Lapa, we will continue to drill to expand the reserve base and will complete preliminary engineering with the intent of accelerating development of the property. At Goldex, we will undertake a bulk sampling program to obtain an increased level of confidence in the gold grade. The bulk sample will consist of three vertical slot raises through the orebody and we expect to process this material early in 2005. At LaRonde II, we expect a detailed feasibility study to be completed late in 2004. We expect all these capital expenditures to be completely funded out of operating cash flow. An expected increase in gold and by-product metal production and rising metal prices will be the key drivers to attaining strong operating cash flows.*

The following table provides a summary of our 2004 estimated capital and exploration expenditures (thousands). The grassroots exploration amount is the cash component of our estimated 2004 exploration expense and does not include the estimated $1.2 million which represents our 49.9% share of Sudbury's exploration expense.

Project	Capitalized	Expensed	Total
LaRonde I projects	$10,300	$ —	$10,300
LaRonde I sustaining	12,600	—	12,600
LaRonde II drilling & feasibility	3,800	—	3,800
Goldex bulk sample & engineering	4,700	—	4,700
Lapa drilling & engineering	3,200	—	3,200
Bousquet/Ellison drilling	2,300	—	2,300
Grassroots exploration		2,000	2,000
	$36,900	$2,000	$38,900

Risk Profile

Agnico-Eagle is subject to various risks that it encounters in its day-to-day operations. We mitigate the likelihood and potential severity of these risks through the application of the highest standards in the planning, construction and operation of our facilities. In addition, emphasis is placed on hiring and retaining competent personnel and developing their skills through training in safety and loss control. Agnico-Eagle's operating and technical personnel have a solid track record of developing and operating precious metal mines and the LaRonde Mine has been recognized for its excellence in this regard with various safety and development awards. Unfortunately, in spite of our extensive efforts to ensure the safety of our employees, industrial accidents can occur. In February 2004, an underground explosion claimed the life of a contract miner, and in March 2004, an accident in a storage area claimed the life of an employee.

We also mitigate some of the Company's normal business risk through the purchase of insurance coverage. An Insurable Risk Management Policy, approved by the Board of Directors, governs our purchase of insurance coverage and only permits the purchase of coverage from insurance companies of the highest credit quality. For a more complete list of the risk factors affecting Agnico-Eagle, please see the Company's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

In March 2004, Staff of the Ontario Securities Commission advised the Company by letter that Commission Staff are contemplating commencing proceedings against the Company in relation to the timing and content of the Company's disclosure concerning the rock fall that occurred at Agnico's LaRonde mine in Quebec early in 2003. The Company intends to co-operate fully with the Ontario Securities Commission and will respond as soon as practical to the Commission's letter. The Company is unable to determine whether there will be any material financial impact resulting from this matter.

Financial Risk

Agnico-Eagle's net income is most sensitive to metal prices and the US$/C$ exchange rate. The following graph shows the estimated impact on budgeted income per share ("EPS") in 2004 of a 10% change in assumed metal prices and exchange rates.


F/X
0.11
AU
0.10
ZN
0.05
AG
0.03
CU
0.02

In order to mitigate the impact of fluctuating precious and base metal prices, Agnico-Eagle enters into hedging transactions under its Metal Price Risk Management Policy, approved by the Board of Directors. The Company's policy and practice is not to sell forward its gold production. The Policy does allow the Company to review this to use hedging strategies where appropriate to ensure an adequate return on new projects. In the past, we have bought put options to protect a minimum gold price while maintaining full participation to gold price increases. The Company's policy does not allow speculative trading. At the end of 2003, the Company's only metal hedges are gold puts with a strike price of $260. These gold puts protect a minimum gold price of $260 for 44% to 64% of anticipated gold production between 2004 and 2007. Gold puts are exercised at our option therefore they do not limit participation to rising gold prices.

The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars. This gives rise to significant currency risk exposure. We have entered into currency hedging transactions under the Company's Foreign Exchange Risk Management Policy, approved by the Board of Directors, to hedge part of our exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar assets and liabilities into US dollars) as these do not give rise to cash exposure. For 2004, we have hedged approximately 30% of our Canadian dollar operating cost requirement at a US$/C$ exchange rate of $1.59. As shown in the chart above, a 10% increase in budget exchange rates would increase EPS by $0.11. Due to the 2004 foreign currency hedges, a 10% decrease in exchange rates would decrease EPS by only $0.05.

Fluctuations in interest rates can also affect income and cash flows. Due to the interest rate swap entered into in 2003, increases in LIBOR rates will increase interest expense. The maximum interest rate payable under the swap transaction is 5.75% thus, based on this maximum rate, the maximum exposure from rising interest rates is $0.02 per share. The Company has a Short-Term Investment Risk Management Policy, approved by the Board of Directors, which only permits investment of excess cash balances in short-term money market instruments of the highest credit quality.

Operational Risk

The business of gold mining is generally subject to certain types of risks and hazards such as environmental hazards, industrial accidents such as cave-ins, rock bursts, rock falls and flooding, unusual or unexpected rock formations, changes in the regulatory environment and metal losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. As a result, Agnico-Eagle may be required to incur significant costs that could have a material adverse effect on its financial performance, liquidity and results of operations.

Agnico-Eagle's LaRonde mine and milling operations account for all of our gold production and will continue to account for all of our gold production in the future unless additional properties are acquired or brought into production. Any adverse condition affecting mining or milling conditions at LaRonde could have a material adverse effect on our financial performance, liquidity and results of operations. At current reserves and mining rates, LaRonde has a mine life of approximately 15 years.

Our gold production estimates for 2004 and subsequent years may fall below estimated levels as a result of the general mining risks summarized above. Furthermore, production may be unexpectedly reduced if, during the course of mining, unfavorable ground conditions or seismic activity are encountered or grades are lower than expected. Production estimates may also be affected if the physical or metallurgical characteristics of ore are less amenable than expected to mining or treatment. Therefore, there can be no assurance that the Company will achieve current or future production estimates.

Our reported proven and probable mineral reserves are estimates and there can be no assurance that anticipated tonnage and grade can be achieved. Reserve figures have been determined based on assumed gold prices and operating costs. We have estimated mineral reserves based on a $325 per ounce gold price. Though the gold price is higher than the $300 per ounce assumption used in last year's reserve estimate, this impact was essentially negated by the change in the US$/C$ exchange rate assumed from $1.50 to $1.40. While gold prices were generally above $325 for 2003, the average gold price over the past three years has been below $325 per ounce. If gold prices of $300 and $350 were assumed, our gold reserve position would change by 6%. Substantial prolonged decreases in the price of gold, silver, copper and zinc and the US$/C$ exchange rate could have a material adverse effect on our financial performance, liquidity and results of operations. To help maintain or grow production levels over the long term, Agnico-Eagle must continually replace mineral reserves depleted by production by reclassifying mineral resources to reserves, expanding known orebodies or locating new ones. Success in gold exploration is highly uncertain and there is a risk that future depletion of mineral reserves through normal mining operations will not be adequately replaced.

Environmental Risk

Agnico-Eagle's activities are subject to extensive federal and local laws and regulations governing environmental protection and employee health and safety. Agnico-Eagle is required to obtain governmental permits and comply with mine reclamation rules. Although Agnico-Eagle makes provisions for reclamation costs, there can be no assurance that these provisions will be adequate to discharge the obligations associated with these regulations. Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages or revocation of permits and imposition of penalties. There can be no assurance that Agnico-Eagle has been or will be at all times in complete compliance with such laws and regulations or that the costs of complying will not have a material adverse effect on our financial performance, liquidity and results of operations.

Environmental laws and regulations are complex and have become more stringent over time. Any changes in such laws or environmental conditions could have a material adverse effect on Agnico-Eagle's financial condition, liquidity or results of operations. Agnico-Eagle is not able to estimate the impact of future changes in laws and regulations due to the uncertainty surrounding the ultimate form these changes may take. At December 31, 2003, Agnico-Eagle has accrued approximately $6 million for each of its reclamation obligations on its LaRonde and Bousquet properties.

Derivatives Risk

Management enters into derivative contracts to limit the downside risk associated with fluctuating metal prices. The contracts act as economic hedges of our underlying exposures to metal price risk and foreign currency exchange risk and are not held for speculative purposes. We do not use complex derivative contracts to hedge our exposures. We use simple contracts, such as puts and calls, to mitigate downside risk yet maintain full participation to rising metal prices. We also enter into forward contracts to lock in exchange rates based on our projected Canadian dollar operating and capital needs.

By using derivative instruments, we have various financial risks. Credit risk is the risk that the counterparties to our derivative contracts will fail to perform on an obligation to us. We mitigate this risk by dealing with high quality counterparties such as financial institutions. Market liquidity risk is the risk that a derivative position cannot be liquidated quickly. We mitigate market liquidity risk by spreading out the maturity of derivative contracts over time, usually based on our projected production levels for the specific metal being hedged, such that the relevant markets will be able to absorb the contracts. Mark-to-market risk is the risk that an adverse change in market prices for our metals will affect our financial condition. Since we use derivative contracts as economic hedges, for most of the contracts, changes in the mark-to-market value do no affect income. For a description of the accounting treatment of our derivative contracts, please see "Critical Accounting Estimates — Financial Instruments."

For 2003, we have recorded a $1.8 million charge against our total revenue to reflect the maturity of our gold put option contracts purchased in 1999. This amount is simply the original cost for gold puts maturing in the year. Mark-to-market losses on the 2003 gold put option contracts had originally been recorded as part of accumulated other comprehensive income and these amounts were reclassified to earnings for the current year and are included as part of the $1.8 million charge. Also for 2003, we recorded a $1.9 million gain on our byproduct metal derivative contracts which was recorded as revenue for the specific metal being hedged and a $0.5 million gain on our foreign currency derivative contracts maturing in 2003 which was recorded as part of our production costs. Since the Company uses only over-the-counter instruments, the fair value of individual hedging instruments is based on readily available market values.

Outstanding Securities

The following table presents the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 31, 2004 were exercised:

Common shares outstanding at March 31, 2004	84,956,333
Convertible debentures (based on debenture holders' option)	10,267,919
Employee stock options	3,301,400
Warrants	6,900,000
	105,425,652

The convertible debentures are convertible into common shares, at the option of the holder, at any time prior to maturity, at a conversion rate of 71.429 common shares per $1,000 principal amount of debentures. The debentures mature on February 15, 2012 but may be redeemed at the option of the Company on or after February 15, 2006 in cash or, at the option of the Company, by delivering freely tradable common shares.

Each warrant entitles the holder to purchase one common share at a price of US$19.00. The warrants expire on November 6, 2007.

Critical Accounting Estimates

The preparation of the financial statements in accordance with US GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company evaluates the estimates periodically, including those relating to metals awaiting settlement, inventories, future tax assets and liabilities, and mining properties. In making judgments about the carrying value of assets and liabilities, the Company uses estimates based on historical experience and various assumptions that are considered reasonable in the circumstances. Actual results may differ from these estimates.

The Company believes the following critical accounting policies relate to its more significant judgments and estimates used in the preparation of its financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the Company's disclosure in this MD&A.

Mining Properties

The Company capitalizes the cost of acquiring land and mineral rights. If a mineable ore body is discovered, such costs are amortized when production begins, using the unit-of-production method based on proven and probable reserves. If no mineable orebody is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Costs for grassroots exploration are charged to income when incurred until an orebody is discovered. Further exploration and development to delineate the orebody are capitalized once a feasibility study is successfully completed and proven and probable reserves established. Construction costs, including interest costs for projects specifically financed by debt, are capitalized at cost and are not depreciated until commercial production begins. Amortization is based on the unit-of-production method over the estimated proven and probable reserves of the mine.

Subsequent capital expenditures which benefit future periods, such as the construction of underground infrastructure, are capitalized at cost and depreciated as mentioned above.

The carrying values of mining properties, plant and equipment and deferred expenditures are periodically reviewed for impairment. Impairment testing is based on the future undiscounted net cash flows of the operating mine or development property. If it is determined that the estimated net recoverable amount is less than the carrying value, the asset is written down to its fair value with a charge to income. Estimated future cash flows include estimates of recoverable metals in proven and probable reserves. Metals price assumptions are determined considering current and historical prices, price trends and other market-related factors. Estimated future cash flows also consider ongoing capital requirements, reclamation costs, and related income and mining taxes, and are based on detailed engineering life-of-mine plans.

Revenue Recognition

The Company recognizes revenue from concentrates when legal title passes and estimates net realizable value using current metal prices and metal content from samples of the concentrates. Adjustments to the final settlements occur when the average metal prices are determined over a quotation period. These adjustments are included in revenue when determined and traditionally have not been material.

Revenue from gold and silver recovered in the form of doré bars is recorded when the gold and silver are refined and sold.

Reclamation Obligations

Estimated reclamation costs are based on legal, environmental and regulatory requirements. Current accounting standards require us to recognize the present value of mine reclamation costs as a liability in the period the obligation is incurred and to periodically re-evaluate the liability. At the date a reclamation liability is incurred, an amount equal to the present value of the final liability is recorded as an increase to the carrying value of the related long-lived asset. Each period, an accretion amount is charged to income to adjust the liability to the estimated future value. The initial liability, which is included in the carrying value of the asset, is also depreciated each period based on the depreciation method used for that asset. In order to calculate the present value of mine reclamation costs, we have made estimates of the final reclamation costs based on mine-closure plans approved by environmental agencies. We periodically review these estimates and update our reclamation cost estimates if assumptions change. Material assumptions that are made in deriving these estimates include variables such as mine life and inflation rates.

Future Tax Assets and Liabilities

The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities. Future tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the future tax asset will not be realized. The Company evaluates the carrying value of its future tax assets quarterly by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are forecasts of future taxable income and available tax planning strategies that could be implemented to realize future tax assets.

Financial Instruments

We use derivative financial instruments, primarily option contracts, to manage exposure to fluctuations in metal prices and foreign currency exchange rates. Under the Company's treasury management system which complies with Statement of Financial Accounting Standard ("FAS") 133 requirements for hedge accounting, unrealized mark-to-market losses on our gold put option contracts are originally recorded in equity as a component of accumulated other comprehensive loss. On the contracts' scheduled maturity dates, the realization of losses on these contracts is reflected by removing the accumulated mark-to-market losses from accumulated other comprehensive loss and recording these losses as part of normal income. The Company's other derivative contracts hedging byproduct silver, copper and zinc production do not qualify for hedge accounting under FAS 133 and thus changes in the market value of these contracts are recorded in income as part of the hedged transactions. All the Company's hedging contracts on byproduct production were liquidated in 2003 with a corresponding charge being recorded in income. Effective January 1, 2003, our foreign currency hedges also qualified for hedge accounting and as such are now being accounted for in the same manner as the gold puts. Unrealized mark-to-market gains and losses on these hedges are recorded in accumulated other comprehensive loss and realized gains and losses are recorded in income in the same period the hedged transaction affects income, or on the scheduled maturity dates. Prior to 2003, unrealized mark-to-market gains and losses on our foreign currency hedges were recorded in income.

Stock-Based Compensation

In 2003, the Company prospectively adopted FAS 123, "*Accounting for Stock-Based Compensation*" as amended by FAS 148, "*Accounting for Stock-Based Compensation — Transition and Disclosure*". These accounting standards recommend the expensing of stock option grants after January 1, 2003. The standards recommend that the fair value of stock options be recognized in income over the applicable vesting period as a compensation expense.

The Company's existing stock-based compensation plan provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Share options have exercise prices equal to market price at the grant date or over the life of the applicable vesting period depending on the terms of the option agreements. The fair value of these stock options is recorded as an expense on the date of grant. Fair value is determined using the Black-Scholes option valuation model which requires us to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables creates difficulties in determining a reliable single measure of the fair value of stock option grants. The dilutive impact of stock option grants is currently factored into the Company's reported diluted income (loss) per share.

Forward-Looking Statements

The information in this report has been prepared as at February 24, 2004. Certain statements contained in this annual report constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. When used in this document, the words "anticipate", "expect", "estimate," "forecast," "planned" and similar expressions are intended to identify forward-looking statements. Such statements reflect the Company's views at the time with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results to be materially different from those expressed or implied by such forward-looking statements, including, among others, those which are discussed under the heading "Risk Factors" in the Company's Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2003. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Total 2003
Consolidated Financial Data					
Income and cash flows					
LaRonde Division					
Revenues from mining operations	$ 30,112	$ 30,014	$ 24,845	$ 41,849	**$ 126,820**
Mine operating costs	24,347	24,581	25,909	30,153	**104,990**
Mine operating profit	$ 5,765	$ 5,433	$ (1,064)	$ 11,696	**$ 21,830**
Net income (loss) for the period	$ (6,237)	$ (3,779)	$ (11,869)	$ 2,387	**$ (19,498)**
Net income (loss) per share (basic and fully diluted)	$ (0.07)	$ (0.05)	$ (0.14)	$ 0.03	**$ (0.23)**
Operating cash flow*	$ (577)	$ 632	$ (6,580)	$ 10,477	**$ 3,952**
Operating cash flow per share	$ (0.01)	$ 0.01	$ (0.08)	$ 0.12	**$ 0.05**
Weighted average number of common shares outstanding (in thousands)	83,725	83,836	83,954	84,424	**83,889**
Tons of ore milled	602,633	648,292	570,661	626,994	**2,448,580**
Head grades:					
Gold (ounces per ton)	0.10	0.10	0.10	0.12	**0.11**
Silver (ounces per ton)	2.44	2.24	1.69	2.22	**2.16**
Zinc	3.55%	3.14%	2.71%	2.87%	**3.10%**
Copper	0.45%	0.52%	0.62%	06.60%	**0.55%**
Recovery rates:					
Gold	91.66%	90.62%	91.60%	91.79%	**91.41%**
Silver	83.80%	80.80%	79.79%	85.80%	**82.60%**
Zinc	78.20%	77.80%	75.00%	81.60%	**78.20%**
Copper	79.10%	79.20%	79.90%	82.50%	**80.30%**
Payable production:					
Gold (ounces)	55,005	60,157	51,192	70,299	**236,653**
Silver (ounces in thousands)	1,036	1,049	648	1,220	**3,953**
Zinc (pounds in thousands)	27,964	27,080	20,561	24,732	**100,337**
Copper (pounds in thousands)	3,956	5,015	5,411	5,749	**20,131**
Realized prices (US$):					
Gold (per ounce)	$ 350	$ 349	$ 365	$ 395	**$ 368**
Silver (per ounce)	$ 4.70	$ 4.57	$ 5.04	$ 5.27	**$ 5.07**
Zinc (per pound)	$ 0.35	$ 0.35	$ 0.37	$ 0.43	**$ 0.38**
Copper (per pound)	$ 0.76	$ 0.73	$ 0.80	$ 0.94	**$ 0.82**
Total production costs per gold ounce produced (US$):					
Onsite operating costs (including reclamation provision)	$ 378	$ 371	$ 451	$ 372	**$ 390**
Less: Non-cash reclamation provision	(2)	(2)	(2)	(3)	**(2)**
Net byproduct revenues	(207)	(161)	(140)	(189)	**(173)**
Cash operating costs	169	208	309	180	**215**
El Coco royalty	74	50	59	40	**54**
Total cash operating costs	$ 243	258	$ 368	$ 220	**$ 269**
Non-cash costs:					
Reclamation provision	2	2	2	3	**2**
Amortization	82	80	87	53	**74**
Total production costs	$ 327	$ 340	$ 457	$ 276	**$ 345**
Onsite operating costs per ton milled (Canadian dollars)	$ 52	$ 48	$ 56	$ 54	**$ 52**

* Before non-cash working capital

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Total 2002
Consolidated Financial Data					
Income and cash flows					
LaRonde Division					
LaRonde Division					
Revenues from mining operations	$ 25,547	$ 30,616	$ 20,224	$ 31,640	**$ 108,027**
Mine operating costs	17,603	19,613	15,460	23,293	**75,969**
Mine operating profit	$ 7,944	$ 11,003	$ 4,764	$ 8,347	**$ 32,058**
Net income (loss) for the period	$ 477	$ 3,360	$ (630)	$ 816	**$ 4,023**
Net income (loss) per share (basic and fully diluted)	$ 0.01	$ 0.05	$ (0.01)	$ 0.01	**$ 0.06**
Operating cash flow*	$ 4,972	$ 7,633	$ 2,343	$ 5,416	**$ 20,364**
Operating cash flow per share	$ 0.07	$ 0.11	$ 0.03	$ 0.07	**$ 0.28**
Weighted average number of common shares outstanding (in thousands)	68,006	69,050	69,549	76,676	**70,821**
Tons of ore milled	477,333	491,083	456,818	537,895	**1,963,129**
Head grades:					
Gold (ounces per ton)	0.14	0.17	0.13	0.14	**0.14**
Silver (ounces per ton)	2.52	2.28	2.25	2.32	**2.35**
Zinc	5.24%	3.64%	4.01%	3.74%	**4.14%**
Copper	0.22%	0.30%	0.31%	0.50%	**0.34%**
Recovery rates:					
Gold	94.54%	92.92%	92.43%	92.97%	**93.14%**
Silver	83.70%	80.10%	77.60%	80.60%	**80.60%**
Zinc	84.90%	81.40%	67.20%	78.00%	**78.40%**
Copper	60.30%	74.40%	63.60%	80.30%	**71.40%**
Payable production:					
Gold (ounces)	60,259	74,617	50,073	75,235	**260,183**
Silver (ounces in thousands)	724	709	547	1,104	**3,084**
Zinc (pounds in thousands)	35,997	24,740	20,713	26,610	**108,060**
Copper (pounds in thousands)	1,131	2,084	1,728	3,984	**8,927**
Realized prices (US$):					
Gold (per ounce)	$ 300	$ 310	$ 314	$ 318	**$ 312**
Silver (per ounce)	$ 4.48	$ 4.67	$ 4.73	$ 4.51	**$ 4.61**
Zinc (per pound)	$ 0.36	$ 0.36	$ 0.37	$ 0.34	**$ 0.34**
Copper (per pound)	$ 0.72	$ 0.78	$ 0.74	$ 0.71	**$ 0.70**
Total production costs per gold ounce produced (US$):					
Onsite operating costs (including reclamation provision)	$ 258	$ 219	$ 304	$ 244	**$ 253**
Less: Non-cash reclamation provision	(5)	(5)	(5)	(5)	**(5)**
Net byproduct revenues	(124)	(90)	(102)	(111)	**(107)**
Cash operating costs	129	124	197	128	**141**
El Coco royalty	32	40	11	70	**41**
Total cash operating costs	$ 161	$ 164	$ 208	$ 198	**$ 182**
Non-cash costs:					
Reclamation provision	5	5	5	5	**5**
Amortization	54	49	66	37	**50**
Total production costs	$ 220	$ 218	$ 279	$ 240	**$ 237**
Onsite operating costs per ton milled (Canadian dollars)	$ 52	$ 52	$ 51	$ 53	**$ 52**

* Before non-cash working capital

AGNICO-EAGLE MINES LIMITED

FIVE YEAR FINANCIAL AND OPERATING SUMMARY

(thousands of United States dollars, except where noted)

	2003	2002	2001	2000	1999
Financial Data					
Revenues from mining operations	$ 126,820	$ 108,027	$ 96,043	$ 63,676	$ 23,392
Interest and sundry income	2,775	1,943	5,752	2,145	(5,519)
	129,595	109,970	101,795	65,821	17,873
Costs and expenses	147,708	105,359	104,651	76,595	49,958
Loss before income taxes	(18,113)	4,611	(2,856)	(10,774)	(32,085)
Income and mining taxes expense (recovery)	(358)	(588)	2,862	(3,906)	(13,016)
Income (loss) before cumulative catch-up adjustment	(17,755)	4,023	(5,718)	(6,868)	(19,069)
Cumulative catch-up adjustment relating to FAS 143	(1,743)	—	—	—	—
Net income (loss)	$ (19,498)	$ 4,023	$ (5,718)	$ (6,868)	$ (19,069)
Net income (loss) per share	$ (0.23)	$ 0.06	$ (0.09)	$ (0.12)	$ (0.36)
Operating cash flow (before non-cash working capital)	$ 3,952	$ 20,364	$ 12,424	$ 6,530	$ (13,570)
Operating cash flow per share	$ 0.05	$ 0.28	$ 0.20	$ 0.12	$ (0.36)
Dividends declared per share	$ 0.03	$ 0.03	$ 0.02	$ 0.02	$ 0.02
Capital expenditures	$ 42,038	$ 64,836	$ 36,278	$ 69,640	$ 68,892
Average gold price per ounce realized	$ 368	$ 312	$ 273	$ 278	$ 274
Average exchange rate — US$ per C$	$ 0.7137	$ 0.6368	$ 0.6458	$ 0.6723	$ 0.6725
Weighted average number of common shares outstanding (in thousands)	83,889	70,821	61,334	54,447	53,331
Working capital (including undrawn credit lines)	$ 240,613	$ 285,142	$ 135,908	$ 49,733	$106,941
Total assets	$ 637,101	$ 593,807	$ 393,464	$ 364,333	$297,015
Long-term debt	$ 143,750	$ 143,750	$ 151,081	$ 186,261	$131,458
Shareholders' equity	$ 400,723	$ 397,693	$ 198,426	$ 118,585	$118,658
Operating Summary					
LaRonde Division					
Revenues from mining operations	$ 126,820	$ 108,027	$ 96,043	$ 63,676	$ 21,561
Mine operating costs	104,990	75,969	67,009	49,997	28,447
Mine operating profit (loss)	$ 21,830	$ 32,058	$ 29,034	$ 13,679	$ (6,886)
Tons of ore milled	2,448,580	1,963,129	1,805,249	1,415,888	798,396
Gold — ounces per ton	0.11	0.14	0.15	0.14	0.13
Gold production — ounces	236,653	260,184	234,860	173,852	90,035
Silver production — ounces (in thousands)	3,953	3,084	2,524	1,128	277
Zinc production — pounds (in thousands)	100,337	108,060	126,275	50,681	9,778
Copper production — pounds (in thousands)	20,131	8,927	4,097	4,943	3,282
Total production costs per gold ounce produced (US$):					
Onsite operating costs (including reclamation provision)	$ 390	$ 253	$ 257	$ 294	$ 334
Less:					
Non-cash reclamation provision	(2)	(5)	(5)	(3)	(4)
Net byproduct revenues	(173)	(107)	(120)	(103)	(53)
Cash operating costs	215	141	132	188	277
El Coco royalty	54	41	23	—	—
Total cash operating costs	$ 269	$ 182	$ 155	$ 188	$ 277
Non-cash costs:					
Reclamation provision	2	5	5	3	4
Amortization	74	50	45	33	61
Total production costs	$ 345	$ 237	$ 205	$ 224	$ 342
Onsite operating costs per ton milled (Canadian dollars)	$ 52	$ 52	$ 52	$ 54	$ 56
Gold reserves and resources:					
Total Proven and Probable Reserves & Indicated Resources (thousands, ounces of gold)	8,693	5,135	3,399	3,649	3,016
Total Inferred Resources (thousands, ounces of gold)	4,251	5,160	5,110	4,111	3,051

Agnico-Eagle Mineral Reserve & Mineral Resource Data

Category and Zone	Au(oz/t)	Ag(oz/t)	Cu(%)	Zn(%)	Au (000's oz.)	Tons (000's)
Proven Mineral Reserve						
LaRonde	0.09	2.49	0.42	4.24	638	6,848
Bousquet	0.09	—	—	—	9	104
Subtotal Proven Mineral Reserve	0.09	—	—	—	647	6,952
Probable Mineral Reserve						
LaRonde	0.13	1.47	0.31	2.32	4,383	34,754
Lapa	0.25	—	—	—	1,187	4,661
Goldex	0.07	—	—	—	1,647	23,983
Subtotal Probable Mineral Reserve	0.11	—	—	—	7,217	63,938
Total Proven and Probable Mineral Reserves	**0.11**	—	—	—	**7,864**	**70,350**
Measured & Indicated Mineral Resource						
LaRonde	0.09	0.70	0.27	1.10	327	3,716
Goldex	0.08	—	—	—	91	1,174
Lapa	0.16	—	—	—	114	705
Bousquet	0.16	—	—	—	256	1,608
Ellison	0.16	—	—	—	41	249
Total Measured & Indicated Resource	**0.11**	—	—	—	**829**	**7,452**
Inferred Mineral Resource						
LaRonde	0.19	1.15	0.35	0.94	2,889	15,294
Bousquet	0.27	—	—	—	648	2,445
Goldex	0.06	—	—	—	173	2,797
Lapa	0.18	—	—	—	58	324
Ellison	0.29	—	—	—	483	1,692
Total Inferred Resource	**0.19**	—	—	—	**4,251**	**22,552**

A qualified person, Guy Gosselin, P.Eng., P.Geo., LaRonde Division's Chief Geologist, has verified the LaRonde exploration information disclosed in this report. The verification procedures, the quality assurance program and quality control procedures used in preparing such data may be found in the 2004 Mineral Resource and Mineral Reserve Report, Agnico-Eagle Mines Limited, LaRonde Division, dated March 26, 2004, filed on SEDAR.

Agnico-Eagle Mines Ltd. is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves. The effective date of each estimate is December 31, 2003. More recent information on exploration, mining, processing, metallurgy and other economic factors have also been used. The estimates disclosed in this report are based on the following key metal price assumptions and foreign exchange rates: gold, $325/oz; silver, $5.00/oz; copper $0.80/lb; zinc $0.50/lb; US$/C$=1.40. There are no known relevant issues that would materially affect the estimates. No independent verification of the data has been published.

Tonnage amounts and contained metal amounts presented in the tables in this report have been rounded to the nearest 1000.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonable assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

The qualified person responsible for the LaRonde II, Lapa and Goldex pre-feasibility studies is Rosaire Émond P.Eng., Regional Division's Senior Mining Engineer.

The qualified person responsible for the LaRonde mineral reserve and resource estimate is Guy Gosselin, P.Eng, P.Geo., LaRonde Division's Chief Geologist. A description of the operating and capital cost assumptions, parameters and methods used to estimate the Penna shaft can be found in the LaRonde Division SEDAR disclosure cited above. Recently disclosed probable reserves, located between 9,200 ft and 9850 ft depth, are estimated using a grade cut-off equivalent to a minimum net smelter return of $42.90/ton.

The qualified person responsible for the Lapa and [illegible]dex mineral reserve and resource estimates is Marc H. Legault, P.Eng., Manager, Project Evaluations of [illegible]Eagle.

The minimum gold grade cut-off used to evaluate [illegible]intercepts at Goldex was 0.04 oz/ton over a minimum true thickness of 50 feet. The reserve was derived by evaluating a three-dimensional model of the Goldex Extension zone, whose gold grade was estimated using a 95% confidence interval grade calculation method, and then adjusting the model envelope to only include sectors with a high probability of exceeding the cut-off grade.

In estimating the Lapa resource and reserve, a minimum gold grade cut-off of 0.15 and 0.19 oz/ton, respectively was used to evaluate drill intercepts that have been adjusted to respect a minimum mining width of

9.2 ft. The estimate was derived using a three dimensional block model of the deposit; the grades were interpolated using the inverse distance power squared method.

The qualified person responsible for the Bousquet and Ellison mineral reserve and resource estimates is Normand Bédard P.Geo., Regional Division's Senior Geologist. In estimating the Bousquet and Ellison mineral resource and reserve, a minimum gold grade cut-off of 0.09 oz/ton was used to evaluate drill intercepts that have been adjusted to respect a minimum mining width of 9.8 ft. The estimate was derived using a combination of three dimensional block modeling (grades were interpolated using the inverse distance power squared method) for certain zones and for other zones, by the polygonal method on longitudinal sections. A portion of the resource estimate is based on estimates reported when the Bousquet I mine closed in 1996. The resource was reviewed and reclassified using the CIM definition and guidelines. This information is of a good quality and is considered reliable.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

AGNICO-EAGLE MINES LIMITED

The accompanying financial statements of Agnico-Eagle Mines Limited and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with United States generally accepted accounting principles. Where alternative accounting methods exist, management has selected those it considered to be the most appropriate in the circumstances. The financial statements are not precise, since they include amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

Agnico-Eagle Mines Limited maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the annual report, the financial statements and the external auditors' report. The Audit Committee reports its findings to the Board of Directors for consideration when approving the financial statements for issuance to the shareholders.

The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or re-appointment of the external auditors.

The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

Sean Boyd, C.A. President and Chief Executive Officer	**David Garofalo, C.A.** Vice President, Finance and Chief Financial Officer

Toronto, Canada,
February 24, 2004.

AUDITORS' REPORT

To the Shareholders of Agnico-Eagle Mines Limited:

We have audited the balance sheet of Agnico-Eagle Mines Limited as at December 31, 2003 and 2002 and the statement of income (loss) and comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with United States generally accepted accounting principles.

We also reported separately on February 24, 2004 to the shareholders of Agnico-Eagle Mines Limited, on our audit, conducted in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards, where we expressed an opinion without reservation on the December 31, 2003 and 2002 financial statements, prepared in accordance with Canadian generally accepted accounting principles.

As described in the "Summary of Significant Accounting Policies — Reclamation costs and Stock-based compensation", the Company changed its method of (i) accounting for reclamation costs effective January 1, 2003; and (ii) accounting for stock-based compensation effective January 1, 2003.

Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants
Toronto, Canada,
February 24, 2004

AGNICO-EAGLE MINES LIMITED

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") are expressed in thousands of United States dollars ("US dollars"), except where noted, and have been prepared in accordance with United States generally accepted accounting principles ("US GAAP"). We have also prepared consolidated financial statements in accordance with Canadian generally accepted accounting principles. Since a precise determination of assets and liabilities depends on future events, the presentation of consolidated financial statements for a period necessarily involves the use of estimates and approximations. Actual results may differ from such estimates and approximations. The consolidated financial statements have, in management's opinion, been prepared within reasonable limits of materiality and within the framework of the significant accounting policies referred to below.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and all its subsidiaries. Prior to October 15, 2001, Agnico-Eagle consolidated its 49.5% direct and indirect ownership interest in Mentor Exploration and Development Co., Limited ("Mentor") on the basis of the Company's ability to determine its strategic operating, investing and financing policies. Effective October 15, 2001, Mentor was amalgamated with the Company under a court approved plan of arrangement to continue as Agnico-Eagle Mines Limited.

The cost of the Company's own shares held by Mentor had been presented in the consolidated balance sheets as a reduction of shareholders' equity. Changes in the Company's own shares held by a subsidiary company resulted from purchases and sales of Agnico-Eagle's shares by Mentor.

Agnico-Eagle recognizes gains and losses on the effective disposition of interests in associated companies arising when such associated companies issue treasury shares to third parties. Gains are recognized in income only if there is reasonable assurance of realization, otherwise they are recorded within accumulated other comprehensive loss.

As a result of issuances of stock by its subsidiary company, Sudbury Contact Mines Limited ("Sudbury"), the Company's interest in Sudbury has been diluted to below 50% during the year. The Company therefore no longer consolidates the results of Sudbury but accounts for its investment using the equity method of accounting. The Company reports its share of losses in Sudbury as a separate line item in the financial statements. The Company began using the equity method to account for its interest in Sudbury on September 1, 2003.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term investments in money market instruments with original maturities of three months or less at the date of purchase. Short-term investments are carried at cost, which approximates market value.

Inventories

Inventories consist of ore stockpiles, in-process concentrates and supplies.

Ore stockpiles represent coarse ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tons, contained ounces (based on assays) and recovery percentages (based on actual recovery rates achieved for processing similar ore). Specific tonnages are verified and compared to original estimates once the stockpile is milled. Stockpiles are not intended to be long-term inventory items and therefore are generally processed within twelve months of extraction. Ore stockpiles are valued at the lower of net realizable value and mining costs incurred up to the point of stockpiling the ore, including amortization relating to the mining operations.

In-process inventories consist of concentrates for which legal title has not yet passed to custom smelters. In-process inventories are measured based on assays of the processed concentrates and are valued based on the lower of net realizable value and the mining and milling costs associated with extracting and processing the ore.

Supplies, consisting of mine stores inventory, are valued at the lower of average cost and replacement cost.

Deferred financing costs

Deferred financing costs, which are included in other assets on the consolidated balance sheets and relate to the issuance of the senior convertible debentures and the Company's revolving credit facility, are being amortized to income over the term of the related obligations. If the holders of the Company's convertible debentures exercise their conversion option, the common shares issued on such conversion will be recorded at an amount equal to the aggregate of the carrying value of the long-term liability, net of the associated financing costs, with no gain or loss being recognized in income.

Mining properties, plant and equipment and deferred expenditures

Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when production begins, using the unit-of-production method, based on estimated proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. Interest costs incurred, prior to the commencement of commercial production for projects specifically financed by debt, are capitalized.

Agnico-Eagle records depreciation on plant and equipment used in commercial production on a unit-of-production basis based on the estimated proven and probable ore reserves of the mine, which does not exceed 20 years. Repairs and maintenance expenditures are charged to income as production costs. Assets under construction are not depreciated until the end of the construction period. Upon commencement of commercial production, the capitalized construction costs are transferred to the various categories of plant and equipment.

Mineral exploration costs are charged to income in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of further exploration and development to further delineate the orebody on such property are capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies, which indicate whether a property is economically feasible. Upon commencement of the commercial production of a development project, these costs are transferred to the appropriate asset category and are amortized to income using the unit-of-production method mentioned above. Deferred expenditures, net of salvage values, relating to a property which is abandoned or considered uneconomic for the foreseeable future, are written off.

The carrying values of mining properties, plant and equipment and deferred expenditures are reviewed periodically, when impairment factors exist, for possible impairment, based on the future undiscounted net cash flows of the operating mine and development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated fair value amount is made with a charge to income. Estimated future cash flows of an operating mine and development properties include estimates of recoverable ounces of gold based on the proven and probable reserves of the mine, gold prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and related income and mining taxes, all based on detailed engineering life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows could affect the recoverability of long-lived assets.

Financial Instruments

Agnico-Eagle employs derivative financial instruments, primarily option contracts, to manage exposure to fluctuations in metal prices and foreign currency exchange rates. Agnico-Eagle does not hold financial instruments or derivative financial instruments for trading purposes.

AGNICO-EAGLE MINES LIMITED

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

As a result of adopting United States Financial Accounting Standards Board ("FASB") Statements No. 133, *"Accounting for Derivative Instruments and Hedging Activities"* ("FAS 133"), the Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of other comprehensive loss depending on whether the derivative financial instrument qualifies for hedge accounting. Currently, the Company's gold put option and foreign exchange contracts qualify for hedge accounting and changes in the fair value of these derivative financial instruments are recognized as a component of accumulated other comprehensive loss. Changes in the fair value of all other derivative financial instruments are recognized in income.

Revenue recognition

Revenue from concentrates is recognized when legal title passes to the custom smelters and is valued on an estimated net realizable value basis. Periodic adjustments on the final settlement of concentrates previously sold to smelters are included in revenue as soon as the amount can be reasonably determined. Revenue from gold and silver in the form of doré bars is recorded when the refined gold and silver are sold and are also included in revenues from mining operations.

Revenues from mining operations consist of gold and byproduct revenues, net of smelting, refining and other marketing charges.

Foreign currency translation

Monetary assets and liabilities of Agnico-Eagle's operations denominated in a currency other than US dollars are translated into US dollars using the exchange rate in effect at the year end. Non-monetary assets and liabilities are translated at historical exchange rates while revenues and expenses are translated at the average exchange rate during the year, with the exception of amortization, which is translated at historical exchange rates. Exchange gains and losses are included in income except for gains and losses on foreign currency contracts used to hedge specific future commitments in foreign currencies. Gains and losses on these contracts are accounted for as a component of the related hedged transactions.

Reclamation costs

Effective January 1, 2003, the Company adopted the provisions of FASB Statement No. 143 ("FAS 143") related to asset retirement obligations. FAS 143 applies to legal obligations resulting from the construction, development and operation of long-lived assets, such as mining assets. This standard requires companies to recognize the present value of reclamation costs as a liability in the period the legal obligation is incurred. The Company estimated the final reclamation provision taking into account current circumstances such as projected mine life at the end of 2003 and current throughput. Subsequent revisions to the final reclamation estimate could result from legislative changes or changes in the underlying assumptions — such as life-of-mine.

For periods prior to January 1, 2003, estimated future reclamation costs were based primarily on legal, environmental and regulatory requirements. Future reclamation costs for the Company's inactive mines were accrued based on management's best estimate of the costs at the end of each period, comprising costs expected to be incurred at a site, on an undiscounted basis. Such cost estimates included, where applicable, ongoing care and maintenance and monitoring costs. Changes in estimates were reflected in income in the period an estimate was revised.

Income and mining taxes

Agnico-Eagle follows the liability method of tax allocation for accounting for income taxes. Under this method of tax allocation, future income and mining tax bases of assets and liabilities are measured using the substantively enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

From time to time, the Company issues flow-through shares to finance some of its exploration activities. Common shares of the Company are issued for cash at the market price in exchange for Agnico-Eagle giving up the tax benefits arising from the exploration activities. Agnico-Eagle records such common share issuances by crediting share capital for the full value of cash consideration received. The cost of the future income and mining tax benefits arising at the time Agnico-Eagle renounces the income and mining tax deductibility of the eligible expenditures to the investors are accounted for as a share issue cost.

Stock-based compensation

Agnico-Eagle has two stock-based compensation plans. The Employee Stock Option Plan is described in note 7(a) and the Incentive Share Purchase Plan is described in note 7(b) to the consolidated financial statements.

In 2003, the Company prospectively adopted Statement of Financial Accounting Standard ("FAS") 123 "*Accounting for Stock-Based Compensation*" as amended by FAS 148, "*Accounting for Stock-Based Compensation — Transition and Disclosure*". These accounting standards recommend the expensing of stock option grants after January 1, 2003. The standards recommend that the fair value of stock options be recognized in income over the applicable vesting period as a compensation expense. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

Prior to 2003, the Company accounted for its stock option grants based on the recognition and measurement principles of Accounting Principles Board Opinion No. 25 and related interpretations. The application of Opinion No. 25 resulted in no compensation expense being recorded, in Agnico-Eagle's circumstances, as all options granted had an exercise price equal to the market value of the underlying stock on the date of grant (intrinsic value method). Pro forma fair value disclosures assumed that the estimated fair value of options would be amortized to expense over the options' vesting period.

Pension costs and obligations and post-retirement benefits

Prior to July 1, 1997, Agnico-Eagle had a defined benefit plan for its salaried employees, which was substantially converted to a defined contribution plan. In addition, Agnico-Eagle provides a non-registered supplementary executive retirement defined benefit plan for its senior officers. The executive retirement plan benefits are generally based on the employees' years of service and level of compensation. Pension expense related to the defined benefit plan is the net of the cost of benefits provided, the interest cost of projected benefits, return on plan assets and amortization of experience gains and losses. Pension fund assets are measured at current fair values. Actuarially determined plan surpluses or deficits, experience gains or losses and the cost of pension plan improvements are amortized on a straight-line basis over the expected average remaining service life of the employee group.

Agnico-Eagle maintains a defined contribution plan covering all of its employees. The plan is funded by Company contributions based on a percentage of income for services rendered by employees.

The Company does not offer any post-retirement benefits to its employees.

Comparative figures

Certain items in the comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the 2003 consolidated financial statements.

AGNICO-EAGLE MINES LIMITED

BALANCE SHEET

(thousands of United States dollars, US GAAP basis)

	As at December 31, 2003	As at December 31, 2002
ASSETS		
Current		
Cash and cash equivalents	**$ 110,365**	$ 152,934
Metals awaiting settlement (note 1)	**34,570**	29,749
Income taxes recoverable	**7,539**	2,900
Inventories:		
Ore stockpiles	**6,557**	4,604
In-process concentrates	**1,346**	1,008
Supplies	**6,276**	5,008
Prepaid expenses and other (note 2(a))	**10,363**	10,025
Total current assets	**177,016**	206,228
Fair value of derivative financial instruments (note 9)	**7,573**	1,835
Other assets (note 2(b))	**11,214**	8,795
Future income and mining tax assets (note 8)	**41,579**	23,890
Mining properties (note 3)	**399,719**	353,059
	$ 637,101	$ 593,807
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities (note 10)	**$ 29,915**	$ 15,246
Dividends payable	**3,327**	3,013
Income and mining taxes payable	**—**	954
Interest payable	**3,161**	1,873
Total current liabilities	**36,403**	21,086
Long-term debt (note 4)	**143,750**	143,750
Reclamation provision and other liabilities (note 5)	**15,377**	5,043
Fair value of derivative financial instruments (note 9)	**—**	5,346
Future income and mining tax liabilities (note 8)	**40,848**	20,889
Shareholders' Equity		
Common shares (note 6(a))		
Authorized — unlimited		
Issued — 84,469,804 (2002 — 83,636,861)	**601,305**	591,969
Warrants (note 6(c))	**15,732**	15,732
Contributed surplus	**7,181**	7,181
Deficit	**(218,055)**	(196,023)
Accumulated other comprehensive loss (note 6(d))	**(5,440)**	(21,166)
Total shareholders' equity	**400,723**	397,693
	$ 637,101	$ 593,807

On behalf of the Board:

Sean Boyd C.A., Director **Bernard Kraft C.A., Director**

See accompanying notes

AGNICO-EAGLE MINES LIMITED

STATEMENT OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(thousands of United States dollars, US GAAP basis)

	Years ended December 31,		
	2003	**2002**	**2001**
REVENUES			
Revenues from mining operations	**$126,820**	$108,027	$ 96,043
Interest and sundry income	**2,775**	1,943	5,752
	129,595	109,970	101,795
COSTS AND EXPENSES			
Production (note 3)	**104,990**	75,969	67,009
Exploration and corporate development (note 3)	**5,975**	3,766	6,391
Equity loss in junior exploration company	**1,626**	—	—
Amortization	**17,504**	12,998	12,658
General and administrative	**7,121**	5,530	4,461
Provincial capital tax	**1,240**	829	1,551
Interest (note 4)	**9,180**	7,341	12,917
Foreign currency loss (gain)	**72**	(1,074)	(336)
Income (loss) before income, mining and federal capital taxes	**(18,113)**	4,611	(2,856)
Federal capital tax	**1,090**	949	723
Income and mining taxes expense (recovery) (note 8)	**(1,448)**	(361)	2,139
Net income (loss) before cumulative catch-up adjustment	**(17,755)**	4,023	(5,718)
Cumulative catch-up adjustment relating to FAS 143	**(1,743)**	—	—
Net income (loss) for the year	**$ (19,498)**	$ 4,023	$ (5,718)
Net income (loss) before cumulative catch-up adjustment per share — basic and diluted (note 6(e))	**$ (0.21)**	$ 0.06	$ (0.09)
Cumulative catch-up adjustment per share — basic and diluted	**(0.02)**	—	—
Net income (loss) per share — basic and diluted (note 6(e))	**$ (0.23)**	$ 0.06	$ (0.09)
Comprehensive income (loss):			
Net income (loss) for the year	**$ (19,498)**	$ 4,023	$ (5,718)
Other comprehensive income (loss,) net of tax:			
Unrealized gain (loss) on hedging activities	**8,807**	(5,512)	—
Unrealized gain on available-for-sale securities	**2,258**	1,558	—
Dilution gain on issuance of securities by subsidiary company	**4,500**	1,610	—
Minimum pension liability	**—**	(980)	—
Cumulative transitional adjustment upon the adoption of FAS 133 related to the accounting for derivative instruments and hedging activities	**—**	—	(2,810)
Adjustments for derivative instruments, maturing during the year, included in the cumulative adjustment at January 1, 2001	**1,801**	723	152
Adjustments for realized gains on available-for-sale securities due to dispositions during the year	**(1,640)**	—	—
Other comprehensive income (loss) for the year	**15,726**	(2,601)	(2,658)
Total comprehensive income (loss) for the year	**$ (3,772)**	$ 1,422	$ (8,376)

See accompanying notes

AGNICO-EAGLE MINES LIMITED

STATEMENT OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)

	Years ended December 31, 2003, 2002 and 2001					
	Common Shares					
	Shares	Amount	Warrants	Contributed Surplus	Deficit	Accumulated Other Comprehensive Loss
Balance December 31, 2000	**56,139,480**	**$323,552**	**$ —**	**$7,181**	**$(190,465)**	**$(15,907)**
Shares issued under Employee Stock Option Plan (note 7(a))	426,100	2,100	—	—	—	—
Shares issued under the Share Incentive Plan (note 7(b))	209,826	1,783	—	—	—	—
Shares issued under flow-through share private placement (note 6(b))	200,000	2,513	—	—	—	—
Shares issued by public offering, net of share issue costs (note 6(c))	10,350,000	75,450	—	—	—	—
Shares issued on the conversion of Company's senior convertible notes	6,691	113	—	—	—	—
Shares issued to acquire Mentor	369,348	1,719	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	21,408	117	—	—	—	—
Net loss for the year	—	—	—	—	(5,718)	—
Dividends declared ($0.02 per share)	—	—	—	—	(1,354)	—
Other comprehensive loss for the year	—	—	—	—	—	(2,658)
Balance December 31, 2001	**67,722,853**	**$407,347**	**$ —**	**$7,181**	**$(197,537)**	**$(18,565)**
Shares issued under Employee Stock Option Plan (note 7(a))	1,927,500	14,580	—	—	—	—
Shares issued under the Share Incentive Plan (note 7(b))	138,747	2,061	—	—	—	—
Shares issued under flow-through share private placement (note 6(b))	40,161	617	—	—	—	—
Units issued by public offering, net of issue costs (note 6(c))	13,800,000	167,246	15,732	—	—	—
Shares issued on the conversion of Company's senior convertible notes	4,460	80	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	3,140	38	—	—	—	—
Net income for the year	—	—	—	—	4,023	—
Dividends declared ($0.03 per share)	—	—	—	—	(2,509)	—
Other comprehensive loss for the year	—	—	—	—	—	(2,601)
Balance December 31, 2002	**83,636,861**	**$591,969**	**$15,732**	**$7,181**	**$(196,023)**	**$(21,166)**
Shares issued under Employee Stock Option Plan (note 7(a))	229,100	1,636	—	—	—	—
Shares issued under the Share Incentive Plan (note 7(b))	217,855	2,605	—	—	—	—
Shares issued under flow-through share private placement (note 6(b))	255,768	3,570	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	4,608	59	—	—	—	—
Shares issued for acquisitions (note 10)	125,612	1,466	—	—	—	—
Net loss for the year	—	—	—	—	(19,498)	—
Dividends declared ($0.03 per share)	—	—	—	—	(2,534)	—
Other comprehensive income for the year	—	—	—	—	—	15,726
Balance December 31, 2003	**84,469,804**	**$601,305**	**$15,732**	**$7,181**	**$(218,055)**	**$ (5,440)**

See accompanying notes

AGNICO-EAGLE MINES LIMITED
STATEMENT OF CASH FLOWS
(thousands of United States dollars, US GAAP basis)

	Years ended December 31,		
	2003	**2002**	**2001**
Operating activities			
Net income (loss) for the year	**$(19,498)**	$ 4,023	$ (5,718)
Add (deduct) items not affecting cash:			
Amortization	**17,504**	12,998	12,658
Future income and mining taxes	**1,090**	1,183	3,150
Unrealized gain on derivative contracts	**(2,265)**	(1,680)	(4,249)
Cumulative catch-up adjustment relating to FAS 143	**1,743**	—	—
Amortization of deferred costs and other	**5,378**	3,840	6,583
Changes in non-cash working capital balances			
Metals awaiting settlement	**(4,821)**	(9,669)	(8,140)
Income taxes recoverable	**(4,639)**	(2,549)	429
Inventories	**(3,559)**	(863)	(1,332)
Prepaid expenses and other	**(5,382)**	(2,319)	999
Accounts payable and accrued liabilities	**17,414**	8,327	(7,765)
Interest payable	**1,288**	(179)	(794)
Cash provided by (used in) operating activities	**4,253**	13,112	(4,179)
Investing activities			
Additions to mining properties	**(42,038)**	(64,836)	(36,278)
Acquisitions and additions to available-for-sale securities	**(10,438)**	(1,773)	(278)
Cash used in investing activities	**(52,476)**	(66,609)	(36,556)
Financing activities			
Dividends paid	**(2,431)**	(1,344)	(1,114)
Common shares issued	**8,141**	193,784	87,416
Warrants issued	**—**	15,732	—
Share and warrant issue costs	**(271)**	(9,162)	(5,209)
Proceeds from long-term debt (note 4)	**—**	143,750	—
Financing costs	**—**	(5,266)	—
Repayment of the Company's senior convertible debentures (note 4)	**—**	(122,169)	—
Bank debt	**—**	(30,000)	(37,500)
Resale of the Company's own shares by a subsidiary company and other	**—**	—	4,974
Cash provided by financing activities	**5,439**	185,325	48,567
Effect of exchange rate changes on cash and cash equivalents	**215**	(74)	(558)
Net increase (decrease) in cash and cash equivalents during the year	**(42,569)**	131,754	7,274
Cash and cash equivalents, beginning of year	**152,934**	21,180	13,906
Cash and cash equivalents, end of year	**$110,365**	$ 152,934	$ 21,180

See notes 4, 8, and 10 for supplemental cash flow information

See accompanying notes

(In thousands of United States dollars, unless otherwise indicated)

1. METALS AWAITING SETTLEMENT

	2003	2002
Precious metals	**$ 1,327**	$ 2,856
Concentrates awaiting settlement	**33,243**	26,893
	$34,570	$29,749

In 2003, precious metals (gold and silver) accounted for 83.7% (2002 — 87.7%; 2001 — 79.8%) of Agnico-Eagle's revenues from mining operations. Other net byproduct revenues in 2003 consisted of 11.2% zinc (2002 — 12.3%; 2001 — 20.2%) and 5.1% copper (2002 — nil; 2001 — nil).

2. OTHER ASSETS

(a) ***Prepaid expenses and other***

	2003	2002
Available-for-sale securities (at market value)	**$ 4,426**	$ 3,886
Prepaid expenses	**1,269**	824
Loans receivable	**540**	465
Federal and provincial sales taxes receivable	**3,499**	3,716
Other	**629**	1,134
	$10,363	$10,025

In 2003, the Company realized $3,692 (2002 — $352) in proceeds and recorded a gain of $2,507 (2002 — $186) in income on the sale of available-for-sale securities. The cost basis of available-for-sale securities is determined using the average cost method.

(b) ***Other assets***

	2003	2002
Deferred financing costs, less accumulated amortization of $2,321 (2002 — $1,313)	**$ 8,080**	$8,577
Loan to Sudbury Contact Mines Limited	**2,739**	—
Other	**395**	218
	$11,214	$8,795

3. MINING PROPERTIES

	2003			2002		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Mining properties	**$ 60,362**	**$ 10,289**	**$ 50,073**	$ 45,734	$ 8,335	$ 37,399
Plant and equipment	**274,725**	**72,290**	**202,435**	244,659	63,348	181,311
Deferred expenditures	**181,761**	**34,550**	**147,211**	161,167	26,818	134,349
	$516,848	**$117,129**	**$399,719**	$451,560	$98,501	$353,059

Included in exploration expense in 2001 is the Company's write-off of its investment in the Tonkin Springs project of $1.6 million and the payment of $0.7 million for environmental restoration costs. On March 1, 1999, Sudbury Contact acquired a 60% interest in Tonkin Springs, an advanced exploration property on the Battle Mountain-Cortez Gold Trend in Nevada, for $1.6 million. The remaining 40% ownership interest was owned and controlled by U.S. Gold Corporation, an unrelated gold exploration company based in the United States. Effective October 18, 2001, management determined that this project was not viable under the current gold price environment and elected, under the management and operating agreement with U.S. Gold Corporation, to exit the Tonkin Springs project as the project manager and relinquish its entire ownership interest in Tonkin Springs. The Company's obligation with respect to

(In thousands of United States dollars, unless otherwise indicated)

3. MINING PROPERTIES (Continued)

environmental and regulatory requirements was fully satisfied by the payment of $0.5 million in additional environmental bonding and $0.2 million to an independent consultant under an escrow agreement for future environmental restoration work.

The Company's El Coco property ("El Coco"), located adjacent to and immediately east of the Company's LaRonde Mine, is subject to a royalty interest payable to Barrick Gold Corporation. The El Coco royalty, on production from an area that extends 500 metres from the property boundary with the LaRonde Mine, consists of a 50% net profits interest ("NPI"), which is defined as net revenues from the sale of minerals produced from the property less the pro-rated portion of the production costs and allowable direct and common capital expenditures related to the exploration and development of the property. The remaining area of the El Coco property is subject to a 4% net smelter return royalty (defined as gross revenues from the sales of minerals less applicable refining, selling and delivery costs and applicable taxes). During 2003, the Company made NPI royalty payments of $8.9 million (2002 — $12.0 million; 2001 — $5.4 million).

4. LONG-TERM DEBT

(a) *Convertible subordinated debentures*

The Company's convertible subordinated debentures bear interest of 4.50% per annum, payable in cash semi-annually, on the principal amount of $143,750. The debentures are convertible into common shares of Agnico-Eagle at the option of the holder, at any time on or prior to maturity, at a rate of 71.429 common shares per $1,000 principal amount. The debentures are redeemable by Agnico-Eagle, in whole or in part, at any time on or after February 15, 2006 at a redemption price equal to par plus accrued and unpaid interest. The Company may redeem the debentures in cash or, at the option of the Company, by delivering freely tradable common shares.

(b) *Revolving credit facility*

The revolving credit facility (the "Facility") with a syndicate of banks provides the Company with up to $125 million of revolving debt. Under the terms of the Facility, which is primarily secured by a first charge on the Company's LaRonde Mine and the El Coco property, an initial tranche of $100 million is currently available and a second tranche of $25 million will also be made available upon satisfaction of certain completion tests in connection with the LaRonde Mine expansion to 7,000 tons of ore per day. The Facility is fully revolving until the end of 2004, at which time the drawn portion of the Facility will begin to amortize at annual rates of 25%, 32.5%, 20%, 12.5% and 10% in the years 2004 to 2008, respectively. The interest rate under the Facility currently is LIBOR plus 2.25% per annum and a standby fee of 1% per annum on any undrawn portion of the Facility. At the end of 2003 and 2002, the Facility was completely undrawn.

For the year ended December 31, 2003, interest expense was $9.2 million (2002 — $7.3 million; 2001 — $12.9 million) of which cash payments were $8.0 million (2002 — $24.4 million; 2001 — $10.4 million). Approximately $19 million of the cash interest payments in 2002 were in connection with the redemption of the Company's January 27, 2004 senior convertible notes. In 2003, cash interest on the Facility was nil, (2002 — $1.3 million; 2001 — $9.1 million) and cash standby fees on the Facility were $1.2 million (2002 — $1.0 million; 2001 — $1.0 million). In 2003, cash interest on the Facility of nil (2002 — $2.3 million; 2001 — nil) was capitalized in construction in progress. Weighted average interest rate for the year ended December 31, 2003 was 6.4% (2002 — 7.6%; 2001 — 6.1%).

In 2003, the Company was unable to achieve its completion test and was in default of its interest coverage covenants. Given that the facility was completely undrawn throughout 2003, these were technical violations which were waived by all the banks in the lending syndicate for the third and fourth quarters of 2003.

5. RECLAMATION PROVISION AND OTHER LIABILITIES

Reclamation provision and other liabilities consist of the following:

	2003	2002
Reclamation and closure costs (note 5(a))	**$11,629**	$2,066
Pension benefits (note 5(b))	**3,748**	2,977
	$15,377	$5,043

(In thousands of United States dollars, unless otherwise indicated)

5. RECLAMATION PROVISION AND OTHER LIABILITIES (Continued)

(a) ***Reclamation and closure costs***

Under mine closure plans submitted to the Minister of Natural Resources in Quebec, the estimated future reclamation costs for the LaRonde and Bousquet mines are approximately $17.0 million and $2.7 million respectively. These reclamation estimates are based on current legislation and there can be no assurance that the Minister of Natural Resources will not impose additional reclamation obligations with higher costs. All of the accrued reclamation and closure costs are long-term in nature and thus no portion of these costs has been reclassified to current liabilities. The Company does not currently have assets that are restricted for the purposes of settling these obligations.

The following table reconciles the beginning and ending carrying amount of asset retirement obligations. The amounts for 2002 are pro-forma amounts which present the liability for asset retirement obligations as if FAS 143 had been applied throughout 2002. Had FAS 143 been applied for all periods presented in the Statement of Income (Loss), net income (loss) would not have been materially different from the amounts reported.

	2003	2002 (pro-forma)
Asset retirement obligations, beginning of year	**$ 5,520**	$5,282
Current year accretion	**424**	238
Reclamation payments relating to non-operating properties	**(44)**	—
Liabilities incurred on the purchase of the Bousquet mine	**5,729**	—
Asset retirement obligations, end of year	**$11,629**	$5,520

(b) ***Pension benefits***

Effective July 1, 1997, Agnico-Eagle's defined benefit pension plan for active employees was converted to a defined contribution plan. Employees retired prior to that date remain in the defined benefit pension plan. In addition, Agnico-Eagle also provides a non-registered executive supplementary defined benefit plan for certain senior officers. The funded status of Agnico-Eagle's defined benefit employees' pension plan is based on an actuarial valuation as of December 31, 2002 and projected to December 31, 2003. The funded status of the executive supplementary defined benefit plan is based on an actuarial valuation as of July 1, 2003 and is projected to December 31, 2003. The components of Agnico-Eagle's net pension plan expense are as follows:

	2003	2002	2001
Service cost — benefits earned during the year	**$ 263**	$ 210	$ 194
Actuarial losses	**26**	—	—
Interest cost on projected benefit obligation	**419**	348	312
Return on plan assets	**(127)**	(125)	(162)
Amortization of net transition asset, past service liability and net experience gains	**58**	(138)	52
Net pension plan expense	**$ 639**	$ 295	$ 396

Agnico-Eagle contributes 5% of its payroll expense to a defined contribution plan. The expense in 2003 was $1.4 million (2002 — $1.1 million; 2001 — $0.8 million).

Assets of the defined benefit employees' pension ("Employees") plan are comprised of pooled Canadian and US equity funds and pooled bond funds. As of the measurement date, the plan's assets are allocated 65% to equity securities, 34% to fixed income securities, and 1% to cash and short-term investments. The Employees plan is relatively mature with a substantial portion of the projected benefit obligation liability attributable to pensioners and there are no contributions being made to the plan. Since benefit payments are completely funded from plan assets and investment returns, the plan assets are managed to achieve a moderate degree of risk in terms of short-term variability of returns. The major categories of plan assets along with minimum, maximum and target allocations are presented below:

	Minimum	Maximum	Target
Cash and equivalents	0%	35%	5%
Fixed income securities	25%	75%	35%
Equity securities	25%	65%	60%
Real estate	0%	10%	0%

(In thousands of United States dollars, unless otherwise indicated)

5. RECLAMATION PROVISION AND OTHER LIABILITIES (Continued)

Fixed income securities must meet quality constraints in the form of minimum investment ratings. Equity securities also have quality constraints in the form of maximum allocations to any one security and maximum exposure to any one industry group. The accumulated benefit obligation for the Employees plan is equal to the projected benefit obligation and no amount was included in accumulated other comprehensive loss for this plan in 2003 or 2002.

Assets for the executives' retirement ("Executives") plan consist of deposits on hand with regulatory authorities which are refundable when benefit payments are made or on the ultimate wind-up of the plan. The accumulated benefit obligation for this plan at December 31, 2003 was $3.7 (2002 — $2.9) and nil (2002 — $1.0) was recorded in other comprehensive income (loss) arising from a change in the additional minimum pension liability.

The funded status of the Employees and the Executives plans for 2003 and 2002 are as follows:

	2003		2002	
	Employees	**Executives**	**Employees**	**Executives**
Reconciliation of the market value of plan assets				
Fair value of plan assets, beginning of year	**$1,576**	**$ 200**	$1,704	$ 176
Agnico-Eagle's contribution	**—**	**56**	—	44
Actual return on plan assets	**321**	**—**	(31)	—
Benefit payments	**(132)**	**(28)**	(111)	(22)
Effect of exchange rate changes	**367**	**47**	14	2
Fair value of plan assets, end of year	**$2,132**	**$ 275**	$1,576	$ 200
Reconciliation of projected benefit obligation				
Projected benefit obligation, beginning of year	**$1,468**	**$ 4,081**	$1,439	$ 3,241
Service costs	**—**	**263**	—	210
Interest costs	**101**	**318**	95	253
Actuarial losses	**35**	**188**	34	377
Benefit payments	**(132)**	**(28)**	(111)	(22)
Plan amendments	**(29)**	**92**	—	—
Effect of exchange rate changes	**325**	**979**	11	22
Projected benefit obligation, end of year	**$1,768**	**$ 5,893**	$1,468	$ 4,081
Excess (deficiency) of plan assets over projected benefit obligation	**$ 364**	**$(5,618)**	$ 108	$(3,881)
Comprised of:				
Unamortized transition asset (liability)	**$ 839**	**$(1,271)**	$ 823	$(1,568)
Unamortized net experience gain (loss)	**(166)**	**(599)**	(324)	(242)
Accrued liabilities	**(308)**	**(3,748)**	(391)	(2,071)
	$ 364	**$(5,618)**	$ 108	$(3,881)
Weighted average discount rate(i)	**6.50%**	**6.50%**	6.50%	6.50%
Weighted average expected long-term rate of return	**7.50%(ii)**	**n.a**	7.50%(ii)	n.a
Weighted average rate of compensation increase	**n.a.**	**3.0%**	n.a.	3.0%
Estimated average remaining service life for the Employees plan (in years)	**5.0**	**8.0(iii)**	8.0	9.0(iii)

Notes:

(i) Discount rates used for the Executives plan are after-tax rates.

(ii) Long-term rates of return were determined using, as a basis, rates for high quality debt instruments adjusted for historical rates of return actually achieved.

(iii) Estimated average remaining service life for the Executives plan was developed for individual senior officers.

(In thousands of United States dollars, unless otherwise indicated)

5. RECLAMATION PROVISION AND OTHER LIABILITIES (Continued)

The estimated benefits to be paid from each plan in the next ten years is presented below:

	Employees	Executives	Total
2004	$ 75	$ 92	$167
2005	90	77	167
2006	90	77	167
2007	90	84	174
2008	90	84	174
2009 - 2013	450	435	885

6. SHAREHOLDERS' EQUITY

(a) *Common shares*

The Company's common shares are covered by a Shareholder Rights Plan whereby each shareholder, in the event of certain takeover bids or other change-in-control transactions involving the acquisition of 20% or more of Agnico-Eagle's outstanding voting shares, has the right ("Rights") to purchase from Agnico-Eagle for an exercise price of C$80.00 that number of shares of Agnico-Eagle having an aggregate market price equal to twice the exercise price. Until such time as a triggering bid for control occurs, the Rights trade together with the existing common shares and will expire on May 10, 2009.

The Company has reserved for issuance 10,267,919 common shares in the event that the senior convertible debentures are converted into common shares and 6,900,000 common shares in the event that the warrants are exercised.

In 2003 the Company declared dividends on its common shares of $0.03 per share (2002 — $0.03 per share; 2001 — $0.02 per share). Under the terms of the Company's revolving credit facility, the Company's dividend payments are restricted to an aggregate of $16 million per year.

(b) *Flow-through share private placements*

In 2003, Agnico-Eagle issued 255,768 (2002 — 40,161; 2001 — 200,000) common shares under a flow-through share private placement for proceeds of $3.6 million (2002 — $0.6 million; 2001 — $2.5) net of share issue costs. Agnico-Eagle has agreed to use such proceeds for the purpose of incurring Canadian exploration expenditures in connection with its 2003 and 2004 exploration activities. In 2003, the Company renounced to its investors C$5.3 million (2002 — C$1.0 million; 2001 — C$4.0million) of such expenses for income tax purposes. To comply with the flow-through share agreement, the Company must incur $3.5 million of exploration expenditures in 2004 related to the expenditures renounced in 2003.

(c) *Public offering*

In 2002, Agnico-Eagle issued 13,800,000 units, each consisting of one common share and one-half warrant, at $13.90 per unit for net proceeds of $182.9 million, after deducting share issue costs of $9.1 million (no related income tax effect). $167.2 million of the net proceeds was allocated to common shares and the remaining $15.7 million was allocated to the warrants. Each whole warrant entitles the holder to purchase one common share at a price of $19.00, subject to certain adjustments summarized in the prospectus. Warrants are exercisable at any time prior to November 14, 2007, after which the warrants will expire and be of no value. The Company will inform warrant holders, through a press release, of pending expiry at least 90 days prior to the expiry date. If all outstanding warrants are exercised, the Company would issue an additional 6,900,000 common shares.

In 2001, Agnico-Eagle issued 10,350,000 common shares at $7.90 per share for net proceeds of $76.2 million, after deducting share issue costs of $5.6 million (no related income tax effect).

(d) *Accumulated other comprehensive loss*

The opening balance in accumulated other comprehensive loss in 2000 of $(15.9) million resulted from Agnico-Eagle adopting the US dollar as its principal currency of measurement. Prior to this change, the Canadian dollar had been used as the reporting currency. Prior period's consolidated financial statements were translated into US dollars by the current rate method using the year end or the annual average exchange rate where appropriate. This translation approach was applied from January 1, 1994. This translation gave rise to a deficit in the cumulative translation adjustment account within accumulated other comprehensive loss as at December 31, 2003, 2002 and 2001.

(In thousands of United States dollars, unless otherwise indicated)

6. SHAREHOLDERS' EQUITY (Continued)

Effective January 1, 2001, the Company prospectively adopted the new accounting recommendations made under FAS 133 and FAS 138 on accounting for derivative financial instruments and hedging. Upon the adoption of FAS 133, the Company recorded a cumulative translation adjustment to accumulated other comprehensive loss of $2.8 million. The Company has designated its gold put contracts and foreign exchange forward contracts as cash flow hedges and as such, unrealized gains and losses on these contracts are recorded in accumulated other comprehensive loss.

The following table presents the components of the accumulated other comprehensive loss.

	2003	2002
Cumulative translation adjustment from adopting US dollar as principal reporting currency	**$(15,907)**	$(15,907)
Unrealized gains on available-for-sale securities	**2,176**	1,559
Dilution gains on equity issuances of subsidiary	**6,110**	1,610
Unrealized gains on foreign exchange derivative contracts	**9,973**	—
Unrealized losses on gold put option contracts	**(6,812)**	(7,448)
Minimum pension liabilities	**(980)**	(980)
	$ (5,440)	$(21,166)

In 2003, a $1.8 million (2002 — nil) loss was reclassified from accumulated other comprehensive loss into income to reflect the amortization of gold put option contract premiums for contracts originally scheduled to mature in 2003. Also in 2003, a $1.6 million gain (2002 — nil) was reclassified from accumulated other comprehensive loss into income to reflect the realization of gains on available-for-sale securities due to the disposition of those securities.

(e) ***Net income (loss) per share***

The following table provides the weighted average number of common shares used in the calculation of basic and diluted income (loss) per share:

	2003	2002	2001
Weighted average number of common shares outstanding — basic	**83,889,115**	70,821,081	61,333,630
Add: Dilutive impact of employee stock options	**—**	810,182	—
Weighted average number of common shares outstanding — diluted	**83,889,115**	71,631,263	61,333,630

In 2003, the employee stock options, convertible debentures and warrants were anti-dilutive and thus were not included in the calculation of diluted weighted average number of common shares outstanding. In 2002, the convertible debentures and warrants were anti-dilutive and thus were excluded from the calculation of diluted weighted average number of common shares outstanding. In 2001, the employee stock options and convertible debentures were anti-dilutive and thus were not included in the calculation of diluted weighted average number of common shares outstanding.

7. STOCK-BASED COMPENSATION

(a) ***Employee Stock Option Plan ("ESOP")***

The Company's ESOP provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Under this plan, options are granted at the fair market value of the underlying shares on the date of grant. The number of shares subject to option for any one person may not exceed 5% of the Company's common shares issued and outstanding at the date of grant.

Up to May 31, 2001, the number of common shares reserved for issuance under the ESOP was 6,000,000 and options granted under the ESOP had a maximum term of ten years. On April 24, 2001, the Compensation Committee of the Board of Directors adopted a policy pursuant to which options granted after that date shall have a maximum term of five years. On May 31, 2001, the shareholders approved a resolution to increase the number of common shares reserved for issuance under the ESOP by 2,000,000 to 8,000,000.

(In thousands of United States dollars, unless otherwise indicated)

7. STOCK-BASED COMPENSATION (Continued)

Of the 40,000 options granted under the ESOP in 2003, 37,000 options granted vest immediately and expire in the year 2008. The remaining options expire in 2008 and have a vesting period of three years, in which 33% or 1,000 vest immediately and are exercisable on the date of the grant, while the remaining 67% or 2,000 options are exercisable in equal installments, on each anniversary date of the grant, over a three-year term. Of the 1,358,500 options granted in 2002, 1,299,500 options granted vest immediately and expire in the year 2007. The remaining options vest over periods ranging from two to five years and expire between 2007 and 2012. Of the total options granted in 2001, 181,250 have a vesting period of four years, in which 20% or 36,250 vest immediately and are exercisable on the date of the grant, while the remaining 80% or 145,000 options are exercisable in equal installments, on each anniversary date of the grant, over a four-year term. The remaining 10,000 options granted in 2001 were for a term of five years and are exercisable on the date of grant.

The following summary sets out the activity with respect to Agnico-Eagle's outstanding stock options:

	2003		2002		2001	
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of year	**3,060,350**	**C$14.47**	3,660,200	C$12.04	3,895,050	C$11.73
Granted	**40,000**	**18.49**	1,358,500	17.07	191,250	9.49
Exercised	**(229,100)**	**10.23**	(1,927,500)	11.82	(426,100)	8.31
Cancelled	**(26,100)**	**16.01**	(30,850)	12.06	—	—
Outstanding, end of year	**2,845,150**	**C$14.85**	3,060,350	C$14.47	3,660,200	C$12.04
Options exercisable at end of year	**2,697,950**		2,682,500		3,049,300	

The weighted average grant-date fair value of options granted in 2003 was C$3.33. The following table summarizes information about Agnico-Eagle's stock options outstanding at December 31, 2003:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
C$6.55 —C$9.30	242,800	5.1 years	C$8.12	236,500	C$8.09
C$10.20 —C$15.75	801,200	5.9 years	C$10.54	689,300	C$10.57
C$15.93 —C$19.94	1,545,650	2.1 years	C$16.85	1,543,650	C$16.85
C$21.72 —C$25.60	255,500	3.2 years	C$22.66	228,500	C$22.75
C$6.55 —C$25.60	2,845,150	3.5 years	C$14.85	2,697,950	C$14.98

The Company has reserved for issuance 2,845,150 common shares in the event that these options are exercised.

The number of un-optioned shares available for granting of options as at December 31, 2003, 2002 and 2001 was 776,010, 789,910, and 2,117,560, respectively.

In 2003, the Company prospectively adopted FAS 123, "*Accounting for Stock-Based Compensation*" as amended by FAS 148, "*Accounting for Stock-Based Compensation — Transition and Disclosure*". These accounting standards recommend the expensing of stock options granted after January 1, 2003. The standards recommend that the fair value of stock options be recognized in income over the applicable vesting period as a compensation expense. Prior to 2003, the Company accounted for its stock option grants based on the recognition and measurement principles of Accounting Principles Board Opinion No. 25 and related interpretations. The application of Opinion No. 25 resulted in no compensation expense being recorded in Agnico-Eagle's circumstances as all options granted had an exercise price equal to the market value of the underlying stock on the date of grant. The following table illustrates the effect on net income (loss) and net income (loss) per share for 2003, 2002 and 2001 as if the Company had applied

(In thousands of United States dollars, unless otherwise indicated)

7. STOCK-BASED COMPENSATION (Continued)

the fair value recognition provisions of FAS 123 to account for all its stock option grants. The 2003 pro-forma compensation expense includes option grants made prior to the adoption of FAS 123/FAS 148 which vest in the current year.

	2003	2002	2001
Net income (loss) for the year, as reported	**$(19,498)**	$ 4,023	$(5,718)
Add: Stock-based employee compensation included in reported net income (loss)	**95**	—	—
Deduct: Total stock-based employee compensation determined under fair value based method for all awards	**(263)**	(2,621)	(624)
Pro forma net income (loss)	**$(19,666)**	$ 1,402	$(6,342)
Net income (loss) per share:			
Basic and diluted, as reported	**$ (0.23)**	$ 0.06	$ (0.09)
Basic and diluted, pro-forma	**$ (0.23)**	$ 0.02	$ (0.10)

Agnico-Eagle estimated the fair value of options under the Black-Scholes option pricing model and the following weighted average assumptions:

	2003	2002	2001
Risk-free interest rate	**2.9%**	2.6%	5.5%
Expected life of options (in years)	**2.5**	2.1	7.5
Expected volatility of Agnico-Eagle's share price	**43.5%**	36.9%	46.2%
Expected dividend yield	**0.25%**	0.19%	0.46%

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions, such as expected stock market price volatility, can materially affect the fair value estimate, in management's opinion, the existing pricing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

(b) ***Incentive Share Purchase Plan***

On June 26, 1997, the shareholders approved an Incentive Share Purchase Plan (the "Purchase Plan") to encourage directors, officers and employees ("Participants") to purchase Agnico-Eagle's common shares at market values.

Under the Purchase Plan, eligible employees may contribute up to 10% of their basic annual salaries and directors may contribute up to 100% of their annual board and committee retainer fees. For both employees and directors, Agnico-Eagle contributes an amount equal to 50% of each Participant's contribution.

In 2003, 217,855 common shares were issued under the Purchase Plan (2002 — 138,747; 2001 — 209,826) for proceeds of $2.6 million (2002 — $2.1 million; 2001 — $1.8 million). In June 2002, shareholders approved an increase in the maximum amount of shares reserved for issuance under the Purchase Plan to 2,500,000 from 1,000,000. Agnico-Eagle has reserved for issuance 1,349,659 common shares (2002 — 1,567,514; 2001 — 206,261) under the Purchase Plan.

(In thousands of United States dollars, unless otherwise indicated)

8. FUTURE INCOME AND MINING TAXES

Income and mining taxes expense (recovery) is made up of the following components:

	2003	2002	2001
Current provision			
Provincial mining duties	**$(2,538)**	$(2,779)	$(2,201)
Future provision			
Federal income taxes	**—**	—	1,405
Provincial income taxes	**—**	—	332
Provincial mining duties	**1,090**	2,418	2,603
	1,090	2,418	4,340
	$(1,448)	$ (361)	$ 2,139

Cash income and mining taxes recovered in 2003 was $0.6 million (2002 — $0.8 million; 2001 — $0.6 million).

Future income and mining taxes expense (recovery) has been provided on temporary differences which consist of the following:

	2003	2002	2001
Amortization	**$ (11)**	$ (587)	$ (265)
Exploration and development	**2,910**	3,152	2,676
Other	**(1,809)**	(147)	1,929
	$ 1,090	$ 2,418	$ 4,340

The income and mining taxes expense (recovery) is different from the amount that would have been computed by applying the Canadian statutory income tax rate as a result of the following:

	2003	2002	2001
Combined federal and composite provincial tax rates	**(38.3)%**	39.9%	(41.3)%
Increase (decrease) in taxes resulting from:			
Provincial mining duties	**20.1**	(7.8)	14.5
Resource allowances	**(8.4)**	(101.7)	(25.2)
Non-deductible expenses	**14.0**	6.5	24.6
Temporary differences for which no benefit was recognized	**20.5**	78.7	83.0
Unrecognized benefit of non-capital losses	**22.7**	(23.4)	19.3
Effect of changes in Canadian income tax legislation	**(38.6)**	—	—
Actual rate as a percentage of pre-tax income (loss)	**(8.0)%**	(7.8)%	74.9%

Agnico-Eagle and its subsidiaries have non-capital tax loss carryforwards of approximately C$55 million, which may be carried forward to reduce future years' taxable income. These losses expire as follows:

2004	C$ 8,188
2005	17,487
2006	6,084
2007	46
2009	8,733
2010	14,883
	C$55,421

Agnico-Eagle has approximately C$372 million of cumulative Canadian exploration and development expenses and C$363 million of unamortized capital pools available indefinitely to reduce future years' taxable income.

(In thousands of United States dollars, unless otherwise indicated)

8. FUTURE INCOME AND MINING TAXES (Continued)

As at December 31, 2003 and 2002, Agnico-Eagle's future income and mining tax assets and liabilities are as follows:

	2003		2002	
	Assets	**Liabilities**	**Assets**	**Liabilities**
Non-current:				
Income taxes:				
Plant and equipment	**$ 14,655**	**$ —**	$ 8,563	$ —
Deferred expenditures	**19,746**	**—**	14,200	—
Net operating and capital loss carryforwards	**26,022**	**—**	11,126	—
Mining duties	**6,992**	**—**	—	—
Other	**3,542**	**—**	4,480	—
Valuation allowance	**(29,378)**	**—**	(14,479)	—
Total non-current	**$ 41,579**	**$ —**	$ 23,890	$ —
Mining duties:				
Plant and equipment	**$ 440**	**$18,192**	$ 360	$ 6,374
Deferred expenditures	**344**	**23,548**	3,869	14,897
Other	**—**	**(892)**	—	(382)
Valuation allowance	**(784)**	**—**	(4,229)	—
Total non-current	**$ —**	**$40,848**	$ —	$20,889
Non-current future income and mining tax assets and liabilities	**$ 41,579**	**$40,848**	$ 23,890	$20,889

All of Agnico-Eagle's future income tax assets and liabilities are denominated in local currency based on the jurisdiction in which the Company pays taxes and are translated into US dollars using the exchange rate in effect at the balance sheet date. The increase in the gross amounts of the future tax assets and liabilities was impacted by the weaker US dollar in relation to the Canadian dollar throughout 2003. At December 31, 2002, asset and liability amounts were translated into US dollars at an exchange rate of $1.58 whereas at December 31, 2003, asset and liability amounts were translated at an exchange rate of $1.29. The additional increase in future tax assets and liabilities was due to increases in capital pools resulting from the LaRonde Mine capital expenditures and the purchase of the Lapa and Bousquet properties. At January 1, 2003, the valuation allowance, a reserve against future income tax assets recorded in the accounts, was $14.5 million. In 2003, the valuation allowance increased by $14.9 million due to the impact of a weaker US dollar and the recognition of a full valuation allowance against current year's losses. The change in mining duty tax assets and the respective valuation allowance against those assets decreased $3.4 million due to the Company no longer consolidating Sudbury.

In 2003, tax legislation changes gave rise to additional future income tax assets. As provincial mining duties are now deductible in computing Canadian federal income taxes payable, the Company has recorded an asset representing the future deductions that will be available at the federal level arising from the payment of provincial mining duties. As this mining duty tax asset is long-term in nature and does not have a set expiry date, the Company has not provided a valuation allowance against this future tax asset.

9. FINANCIAL INSTRUMENTS

Agnico-Eagle enters into financial instruments with a number of financial institutions in order to hedge underlying revenue and cost exposures arising from commodity prices, interest rates and foreign currency exchange rates. Financial instruments which subject Agnico-Eagle to market risk and concentration of credit risk consist primarily of cash and short-term investments and derivative contracts for currencies, interest rates and precious and base metals. Agnico-Eagle places its cash and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

Agnico-Eagle's risk management policy attempts to mitigate the risks associated with fluctuating metal prices and foreign exchange rates. Agnico-Eagle uses over-the-counter put and call option metals and foreign exchange contracts to hedge its net revenues from mining operations and costs of production, respectively. These instruments are straight forward contracts and involve little complexity. Agnico-Eagle is exposed to credit risk in the event of non-performance by counterparties in connection with its currency and metal option contracts. Agnico-Eagle does not obtain any security to support financial instruments subject to credit risk, but mitigates the risk

(In thousands of United States dollars, unless otherwise indicated)

9. FINANCIAL INSTRUMENTS (Continued)

by dealing with a diverse group of creditworthy counterparties and, accordingly, does not anticipate loss for non-performance. The Company continually monitors the market risk of its hedging activities.

Gold put option contracts

Agnico-Eagle's portfolio of put option contracts was entered into to establish a minimum price which the Company will receive from the sale of its gold production. The contracts expire monthly based on planned production volumes. These instruments have been designated as hedges under the criteria established by FAS 133 and FAS 138 on accounting for derivative financial instruments and hedging. At December 31, 2001, these option contracts did not qualify as a designated hedge under FAS 133. Accordingly, changes in fair value were recognized as part of the Company's net loss. On January 1, 2002, the Company implemented a new treasury management system that complies with the new documentation requirements of FAS 133. As a result, these option contracts now qualify for hedge accounting. In 2002 and 2003, changes in the fair value of these option contracts were recognized as part of other comprehensive loss.

Gains and losses on put option contracts are reclassified from accumulated other comprehensive loss into income in the same period the forecasted transaction affects income. In 2004, the Company expects to reclassify an unrealized loss of $1.5 million relating to its gold put option contracts into income. Due to the nature and structure of the Company's put option contracts, the Company does not record amounts for ineffectiveness in income.

Silver and base metal option contracts

Agnico-Eagle's silver and base metal derivatives portfolio was unwound during 2003 at a net cost of nil.

As at December 31, 2003, Agnico-Eagle's derivative financial instruments relating to metals consisted of the following:

	Expected Maturity			
	2004	2005	2006	2007
Gold				
Put options purchased				
Amount hedged (ounces)	136,644	190,020	152,340	131,280
Average price ($/ounce)	$260	$260	$260	$260

Subsequent to year end, the Company entered into derivative contracts to eliminate the negative effects of price fluctuations on a portion of its 2004 copper production. The Company purchased put option contracts which hedge 2.9 million pounds of copper production in 2004 and establish a minimum price of $1.04 per pound. The maximum premium payable under these derivative contracts is $0.4 million.

Foreign currency hedging program

Agnico-Eagle generates almost all of its revenues in US dollars. The Company's LaRonde Mine and Exploration Division both have Canadian dollar requirements for capital and operating expenditures. Agnico-Eagle entered into a series of put and call option contracts to hedge a monthly sum of Canadian dollar expenditures based on forecasted Canadian dollar requirements. In 2004, the Company expects to reclassify an unrealized gain of $2.4 million relating to its foreign exchange derivative contracts into income. Due to the nature and structure of the Company's foreign currency hedge contracts, the Company does not record amounts for ineffectiveness in income.

(In thousands of United States dollars, unless otherwise indicated)

9. FINANCIAL INSTRUMENTS (Continued)

At December 31, 2003, Agnico-Eagle's foreign-currency hedging program consisted of the following:

	Expected Maturity		
	2004	2005	2006
US$ call options sold			
Amount (thousands)	$24,000	$12,000	$12,000
US$/C$ weighted average exchange rate	1.6390	1.6050	1.6475
US$ put options purchased			
Amount (thousands)	$24,000	$12,000	$12,000
US$/C$ weighted average exchange rate	1.5900	1.5000	1.5600
US$ put options sold			
Amount (thousands)	—	$12,000	—
US$/C$ weighted average exchange rate	—	1.3700	—

Subsequent to year end, the Company entered into forward contracts to hedge additional Canadian dollar expenditures forecasted for 2004. These contracts hedge $10 million at a US$/C$ exchange rate of $1.35. These contracts were entered into at a cost of nil.

At December 31, 2003, the aggregate unrealized loss of the net market value of Agnico-Eagle's metals derivative position amounted to $6.8 million (2002 — nil). The Company's unrealized gain on its foreign exchange hedge position at December 31, 2003 was $10.0 million (2002 — $(3.5) million). Since the Company uses only over-the-counter instruments, the fair value of individual hedging instruments is based on readily available market values.

The following table shows the changes in the fair values of derivative instruments recorded in the financial statements. The fair values of recorded derivative related assets and liabilities reflect the netting of the fair values of individual derivative financial instruments. Other required derivative disclosures can be found in note 6(d), "Accumulated other comprehensive loss."

	Metals		Foreign Exchange	
	2003	2002	2003	2002
Fair value, beginning of year	**(26)**	4,633	**(3,477)**	(4,312)
Instruments entered into or settled	**1,861**	(1,602)	**2,807**	(473)
Changes in fair value	**(1,166)**	(3,057)	**7,574**	1,308
Fair value, end of year	**669**	(26)	**6,904**	(3,477)

Agnico-Eagle's exposure to interest rate risk at December 31, 2003 relates to its short-term investments of $106.6 million (2002 — $144.7 million). The Company's short-term investments have a fixed weighted average interest rate of 0.90% (2002 — 2.29%) for a period of 17 days (2002 — 37 days).

In addition, Agnico-Eagle has outstanding letters of credit amounting to C$11.8 million relating to the Executives Plan (2002 — C$11.8 million) for which fees vary up to 2.25% per annum.

The fair values of Agnico-Eagle's current financial assets and liabilities approximate their carrying values as at December 31, 2003. The fair value of Agnico-Eagle's senior convertible debentures at December 31, 2003 is $152.4 million (2002 — $178.3 million).

10. ACQUISITIONS

In the third quarter of 2003, the Company purchased from Barrick Gold Corporation a 100% interest in Barrick's Bousquet Property, immediately to the west and south of Agnico-Eagle's 100% owned LaRonde Mine in northwestern Québec. Agnico-Eagle also acquired used machinery and equipment from the now closed Bousquet Mines including underground rolling stock and the headframe at Bousquet 2. In addition to the Bousquet Mine assets, Agnico-Eagle also purchased certain of Barrick's regional exploration properties.

The primary reason for the acquisition was to enhance the Company's regional development. With this acquisition, the Company now controls 100% of over 14 miles of contiguous favorable geology along the prolific Cadillac-Bousquet Gold Belt which hosts the Company's 100% owned LaRonde Mine. With this transaction, the Company also has the dominant land position on the Cadillac-Larder Lake Break immediately to the south which hosts the Company's 100% owned Lapa property.

(In thousands of United States dollars, unless otherwise indicated)

10. ACQUISITIONS (Continued)

The Company's financial statements do not include pro-forma results of operations from this acquisition as there are currently no mining activities on any of the acquired properties.

The following represents the purchase price allocation for the acquisition.

Cash	$ 3,665
125,612 Agnico-Eagle shares (valued at $11.67 per share)	1,466
Transaction costs	225
	$ 5,356
Allocation of purchase price	
Buildings and property	$ 843
Production equipment	1,499
Head-frame and related infrastructure	3,463
Mining properties	5,280
Liabilities assumed	(5,729)
	$ 5,356

Also in 2003, the Company purchased a 100% interest in the Lapa property from Breakwater Resources Inc. for $9.1 million (including $0.2 million of transaction costs). The entire purchase price has been classified as mining properties. Under the terms of the agreement, the Company will have to pay contingent consideration of $1 million if the published Inferred Mineral Resource on the property reaches 2,000,000 ounces of gold. This payment would reduce any future royalties payable should the property reach commercial production.

11. OTHER FINANCIAL INFORMATION

	2003	2002	2001
Wages payable	**$1,467**	$ 775	$ 923
Accrued liabilities	**$3,818**	$1,335	$1,889

AGNICO-EAGLE
MINES LIMITED

QUEBECOR MERRILL
CANADA INC
Printed In Canada

AGNICO-EAGLE
MINES LIMITED

Notice of Annual and Special Meeting of Common Shareholders
Friday, May 28, 2004

Management Proxy Circular

AGNICO-EAGLE MINES LIMITED
Suite 500
145 King Street East
Toronto, Ontario
M5C 2Y7

2004 ANNUAL AND SPECIAL MEETING OF COMMON SHAREHOLDERS

Date:	Friday, May 28, 2004
Time:	10:00 a.m. (Toronto time)
Place:	Toronto Hilton Toronto I Room 145 Richmond Street West Toronto, Ontario
Business of the Meeting:	(1) Approval of amendments to the Corporation's Stock Option Plan; (2) Receipt of the financial statements of the Corporation for the year ended December 31, 2003 and the auditors' report on the statements; (3) Election of directors; (4) Appointment of auditors; (5) Consideration of any other business, which may be properly brought before the Annual and Special Meeting of Common Shareholders.

By order of the Board of Directors

DAVID GAROFALO
Vice-President, Finance & Chief Financial Officer
March 31, 2004

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular is furnished in connection with the solicitation by the management of Agnico-Eagle Mines Limited of proxies for the use at the Corporation's Annual and Special Meeting of Common Shareholders. Unless otherwise stated, all information in this Circular is given as of March 31, 2004 and all dollar amounts are stated in **Canadian dollars.**

Table of Contents

		Page
Section 1:	**Voting Information**	2
Section 2:	**Business of the Meeting**	
	Election of Directors	4
	Appointment of Auditors	6
	Financial Statements	7
	Amendment to Stock Option Plan	7
Section 3:	**Compensation and Other Information**	
	Report on Executive Compensation	8
	Composition of Compensation Committee	10
	Compensation of Officers	10
	Compensation of Directors	14
Appendix A:	**Record of Attendance by Directors**	18
Appendix B:	**Statement of Corporate Governance Practices**	19
Appendix C:	**Stock Option Plan Resolution**	24
Appendix D:	**Amended and Restated Stock Option Plan**	25

SECTION 1: VOTING INFORMATION

Who is soliciting my proxy?

The management of Agnico-Eagle Mines Limited is soliciting your proxy for use at the Annual and Special Meeting of Common Shareholders.

What will I be voting on?

You will be voting on:

- election of directors (page 4);
- appointment of Ernst & Young LLP as the Corporation's auditors (page 6);
- amending the Stock Option Plan (page 7); and
- other business brought before the meeting if any other matter is put to a vote.

What else will happen at the meeting?

The financial statements for the year ended December 31, 2003 together with the auditors' report on these statements will be presented to the meeting.

How will these matters be decided at the meeting?

A majority of votes cast, by proxy or in person, will constitute approval of each of the matters specified in this Circular.

How many votes do I have?

You will have one vote for every common share of the Corporation you own at the close of business on April 12, 2004, the record date for the meeting. To vote shares that you acquired after the record date, you must, no later than the commencement of the meeting:

- request that the Corporation add your name to the list of voters; and
- properly establish ownership of the common shares or produce properly endorsed share certificates evidencing that the common shares have been transferred.

How many shares are eligible to vote?

At the close of business on April 12, 2004, the record date for this meeting, there were 84,602,233 common shares of the Corporation outstanding. Each common share held at that date entitles you to one vote. Fidelity Management & Research Company, Fidelity Management Trust Company and Fidelity International Limited have filed reports with securities regulators stating that they collectively have control over 12,823,221 common shares of the Corporation (15%). To the knowledge of the directors and senior officers of the Corporation, no other person or corporation owns or exercises control or direction over 10% or more of the outstanding common shares.

How do I vote?

If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the meeting or by proxy, as explained below. If your shares are registered in the name of an intermediary, such as a bank, trust company, or securities broker, please see the instructions below under the heading "How can a non-registered shareholder vote?"

Voting by proxy

In addition to voting in person at the meeting, you may vote by mail by completing the form of proxy and returning it in the enclosed envelope to Computershare Trust Company of Canada or the Corporation's address as listed in this Circular. **You may also appoint a person (who need not be a shareholder), other than one of the directors or officers named in the proxy, to represent you at the meeting by inserting the person's name in the blank space provided in the proxy, striking out the other names, and returning the proxy no later than 48 hours prior to the commencement of the meeting.**

You may also vote by phone or via the Internet. To vote by phone, in Canada and the United States only, call the toll-free number listed on the proxy from a touch tone phone. When prompted, enter your Holder Account Number and Proxy Access Number listed on the proxy and follow the voting instructions. To vote via the Internet, go to the website specified on the proxy and enter your Holder Account Number and Proxy Access Number listed on the proxy and follow the voting instructions on the screen. **If you vote by telephone or via the Internet, do not complete or return the proxy form.**

How will my proxy be voted?

On the form of proxy, you can indicate how you would like your proxyholder to vote your shares for any matter put to a vote at the meeting and on any ballot, your shares will be voted accordingly. **If you do not indicate how you want your shares to by voted, the persons named in the proxy intend to vote your shares in the following manner:**

(i) **for the election of management's nominees as directors;**

(ii) **for the appointment of management's nominees as the auditors and the authorization of the directors to fix the remuneration of the auditors;**

(iii) **for the proposed amendments to the Corporation's Stock Option Plan; and**

(iv) **for management's proposals generally.**

What if I want to revoke my proxy?

You can revoke your proxy at any time prior to its use. You may revoke your proxy by requesting, or having your authorized attorney request, in writing to revoke your proxy. This request must be delivered to the Corporation's address (as listed in this Circular) before the last business day preceding the day of the meeting or to the Chairman of the meeting on the day of the meeting or any adjournment.

How are proxies solicited?

The solicitation of proxies will be primarily by mail; however, proxies may be solicited personally or by telephone by directors, officers and regular employees of the Corporation. The cost of this solicitation will be paid by the Corporation.

How can a non-registered shareholder vote?

If your common shares are not registered in your name, they will be held by an intermediary such as a trust corporation, securities broker or other financial institution. **Each intermediary has its own procedures which should be carefully followed by non-registered shareholders to ensure that their shares are voted at the meeting.** If you are a non-registered shareholder, you should have received this Circular, together with the proxy from your intermediary. To vote in person at the meeting, follow the instructions set out on the form of proxy, appoint yourself proxyholder, and return the form of proxy. Do not otherwise complete the proxy or voting instruction form sent to you as you will be voting at the meeting.

SECTION 2: BUSINESS OF THE MEETING

Election of Directors

The articles of the Corporation provide for a minimum of five and a maximum of twelve directors. The number of directors to be elected is eight as determined by the Board of Directors by resolution passed on April 23, 2003. The names of the proposed nominees for election as directors are listed below. Each director will hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed or the position is vacated. Under the Corporation's retirement policy, directors elected or appointed before April 14, 1998 are required to retire at the age of 75 and directors elected or appointed on or after April 14, 1998 are required to retire at the age of 70. **The persons named on the enclosed form of proxy intend to vote for the election of the proposed nominees whose names are set out below and who are all currently directors of the Corporation unless a shareholder has specified in his proxy that his or her common shares are to be withheld from voting for the election of directors.** The common share ownership amounts presented in the table do not include common shares underlying immediately exercisable options.

Dr. Leanne M. Baker, 51, of San Francisco, California, is a director of Agnico-Eagle. Dr. Baker currently acts as a consultant to companies in the mining and financial services industries. Previously, Dr. Baker was employed by Salomon Smith Barney where she was one of the top-ranked mining sector equity analysts in the United States. Dr. Baker has an M.S. and a Ph.D. in mineral economics from the Colorado School of Mines. Dr. Baker was appointed director of Agnico-Eagle effective January 1, 2003. Dr. Baker is also a director of New Sleeper Gold Corporation, a mining exploration corporation which trades on the TSX Venture Exchange.	Member of the Audit Committee	2,500 common shares 18,000 Options
Douglas R. Beaumont, P.Eng., 71, of Toronto, Ontario, is a director of Agnico-Eagle. Mr. Beaumont, now retired, is a former Senior Vice-President, Process Technology with SNC Lavalin. Mr. Beaumont is a graduate of Queen's University (B.Sc.). Mr. Beaumont has been a director of Agnico-Eagle since February 25, 1997.	Member of the Compensation and Corporate Governance Committees	5,497 common shares 37,000 Options

Sean Boyd, CA, 45, of Newmarket, Ontario, is the President and Chief Executive Officer and a director of Agnico-Eagle. Mr. Boyd has been with Agnico-Eagle since 1985. Prior to his appointment as President and Chief Executive Officer in 1998, Mr. Boyd served as Vice-President and Chief Financial Officer from 1996 to 1998, Treasurer and Chief Financial Officer from 1990 to 1996, Secretary-Treasurer during a portion of 1990, and Comptroller from 1985 to 1990 and prior to that was a chartered accountant with Clarkson Gordon. Mr. Boyd is a graduate of the University of Toronto (B.Comm.). Mr. Boyd has been a director of Agnico-Eagle since April 14, 1998, and is also President and Chief Executive Officer of Sudbury Contact Mines Limited ("Sudbury Contact"), a 49.9% equity investee of Agnico-Eagle traded on the TSX. Mr. Boyd is also a director of Golden Goliath Resources Ltd., a junior exploration corporation which trades on the TSX Venture Exchange, and a director of the Mining Association of Canada.		166,860 common shares 470,000 Options
Dr. Alan Green, 69, of Toronto, Ontario, is a director of Agnico-Eagle. Dr. Green is currently a self-employed dentist. Dr. Green is a graduate of the University of Toronto (D.D.S.). Dr. Green has been a director of Agnico-Eagle since August 8, 1995. Dr. Green is also a director of Spruce Ridge Resources Limited, a mining exploration corporation which trades on the TSX Venture Exchange.	Member of the Compensation Committee and Chairman of the Corporate Governance Committee	81,698 common chares(1) 51,500 Options
Bernard Kraft, CA·IFA, C.B.V., A.S.A., C.F.E., 73, of Toronto, Ontario, is a director of Agnico-Eagle. Mr. Kraft is a senior partner of the Toronto accounting firm Kraft, Berger, Grill, Schwartz, Cohen & March LLP, Chartered Accountants and a principal in Kraft Yabov Valuations Inc. Mr. Kraft is a member of the Canadian Institute of Chartered Business Valuators, the Association of Certified Fraud Examiners and the American Society of Appraisers. Mr. Kraft has been a director of Agnico-Eagle since March 12, 1992. Mr. Kraft is also a director of Canadian Shield Resources Inc., a mining exploration corporation which trades on the TSX Venture Exchange.	Chairman of the Audit Committee and Member of the Compensation Committee	5,497 common shares 35,000 Options
Mel Leiderman, CA, TEP, 52, of Toronto, Ontario, is a director of Agnico-Eagle. Mr. Leiderman is the managing partner of the Toronto accounting firm Lipton, Wiseman, Altbaum & Partners LLP. Mr. Leiderman is a graduate of the University of Windsor (B.A.). Mr. Leiderman was appointed director effective January 1, 2003.	Chairman of the Compensation Committee and Member of the Audit Committee	1,000 common shares 18,000 Options

James D. Nasso, 70, of Toronto, Ontario, is Chairman of the Board of Directors and a director of Agnico-Eagle. Mr. Nasso, recently retired, founded and was the President of Unilac Limited, a manufacturer of infant formula, for the past 35 years. Mr. Nasso is a graduate of St. Francis Xavier University (B. Comm.). Mr. Nasso has been a director of Agnico-Eagle since June 27, 1986. Mr. Nasso is also a director of Sudbury Contact, a 49.9% equity investee of Agnico-Eagle traded on the TSX.	Member of the Audit Committee	17,751 common shares 25,000 Options
Ernest Sheriff, 59, of Toronto, Ontario, is a director of Agnico-Eagle, a position he has held since March 29, 1996. Mr. Sheriff is a self-employed prospector.	Member of the Corporate Governance Committee	10,497 common shares(2) 43,000 Options

(1) Including 18,804 common shares held by Bonaventure Uranium Mines Limited, over which Dr. Green exercises direction.

(2) Including 5,000 common shares held by Tower Financial Corporation Limited, a corporation wholly-owned by Ernest Sheriff.

Appointment of Auditors

The persons named on the enclosed form of proxy intend to vote for the appointment of Ernst & Young LLP as the Corporation's auditors, and for the directors to fix the remuneration of the auditors. Representatives of Ernst & Young LLP are expected to be present at the meeting to respond to appropriate questions and make a statement if they wish to do so. Ernst & Young LLP became the Corporation's auditors in 1983. Fees paid to Ernst & Young LLP for 2003 and 2002 are detailed below.

($ thousands)	Year ended December 31, 2003	Year ended December 31, 2002
Audit fees	$230	$234
Employee benefit plan	11	11
Prospectus-related fees	—	383
French translation fees	24	19
Tax fees	152	266
All other fees	—	19
	$417	$932

Audit fees were paid for professional services rendered by the auditors for the audit of the Corporation's annual financial statements and related statutory and regulatory filings.

Employee benefit plan fees were paid for professional services rendered by the auditors for the audit of the financial statements of the Corporation's employee benefit plans and the related statutory and regulatory filings.

Prospectus-related fees were paid for professional services rendered by the auditors in connection with the Corporation's November 2002 unit offering of common shares and warrants and the February 2002 offering of Convertible Subordinated Debentures. These services consisted of the audit or review, as required, of financial statements included in the prospectuses, reviewing documents filed with securities regulatory authorities, correspondence with securities regulatory authorities and all other services required by regulatory authorities in connection with the offerings.

French translation fees were paid for professional services rendered by the auditors in connection with the translation of securities regulatory filings required to comply with securities laws in certain Canadian jurisdictions.

Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services included the review of tax returns, assistance with eligibility of expenditures under the Canadian flow-through share tax regime, and tax planning and advisory services in connection with international and domestic taxation issues.

All other fees were paid for services other than the fees listed above and included fees for access to Ernst & Young LLP publications and due diligence assistance for proposed transactions.

The audit committee has adopted a policy that requires the pre-approval of all fees paid to Ernst & Young LLP prior to the commencement of the specific engagement.

Financial Statements

The audited annual financial statements for the year ended December 31, 2003 have been mailed to shareholders with this Circular.

Amendment to Stock Option Plan

The Corporation's Stock Option Plan provides participants with an incentive to enhance shareholder value by providing a form of compensation which is tied to increases in the market value of the Corporation's common shares. Options are granted by the Compensation Committee to eligible employees, directors, officers, and service providers. The exercise price of options granted may not be less than the closing market price of the common shares on the Toronto Stock Exchange on the date of grant. All options granted under the plan expire ten years from the date of grant.

Currently under the plan, the Corporation has reserved 8,000,000 common shares for issuance under the Stock Option Plan. As at March 31, 2004, 7,746,240 options have been granted under the plan leaving 253,760 options available for future grants. The Compensation Committee considers the Stock Option Plan to be an integral part of overall compensation in order to attract and retain employees with the skills and commitment needed to lead and grow the Corporation's business. The Compensation Committee believes that options should have minimum vesting requirements to provide incentives for meeting long-term goals. Therefore, the Compensation Committee is recommending the following changes to the Corporation's Stock Option Plan:

1. Increase the number of common shares reserved for issuance under the Stock Option Plan by 2,000,000 shares from 8,000,000 to 10,000,000 common shares;
2. Shorten the maximum term of options from 10 to 5 years after the date of grant;
3. Introduce mandatory delayed vesting of options; and
4. Limit the number of stock options issued in any one year to 1% of the Corporation's outstanding shares.

At the meeting, shareholders will be asked to consider an ordinary resolution (attached to this Circular as Appendix C) to approve the above amendments to the Corporation's Stock Option Plan. If the resolution is approved, the number of common shares available for future option grants will be 2,253,760. As at March 31, 2004, 3,301,400 options granted under the plan were unexercised. The unexercised options together with the shares available for future grants would leave 5,555,160 common shares reserved for issuance under the plan as at March 31, 2004. This amount will represent 6.6% of the 84,596,533 common shares issued and outstanding as of March 31, 2004.

The Toronto Stock Exchange requires that this resolution be passed by the affirmative vote of at least a majority of the votes cast, by proxy or in person. In addition to shareholder approval, the increase in shares available for future grants under the Stock Option Plan is subject to regulatory approval.

SECTION 3: COMPENSATION AND OTHER INFORMATION

Report on Executive Compensation

Compensation Philosophy

The Corporation's officers have a significant influence on corporate performance and creating shareholder value. With this in mind, the Corporation's philosophy regarding compensation is that it must:

- be competitive in order to attract and retain employees with the skills and commitment needed to lead and grow the Corporation's business;
- provide a strong incentive to achieve the Corporation's goals; and
- ensure that interests of management and the Corporation's shareholders are aligned.

The compensation paid to the Corporation's officers has three components:

- Base salary and benefits;
- Annual incentive compensation; and
- Long-term incentive compensation in the form of stock options.

The Compensation Committee reviews each component of compensation for each officer and makes compensation recommendations to the Board of Directors. The Board reviews the recommendations and gives final approval on compensation of the Corporation's officers. The Board has complete discretion over the amount and composition of each officer's compensation.

Base Salary

Base salary is the principal component of an executive officer's compensation package. Annual base salaries are established using external surveys of average base salaries paid to officers of other mining companies of similar size as the Corporation. Base salary levels take into account the officers' individual responsibility, experience, performance and contribution toward enhancing shareholder value.

Annual Incentive Compensation

Annual incentive compensation for the Corporation's officers is equally contingent on the Corporation's performance and the individual's contribution to that performance. Annual incentive awards are contingent on achieving various Corporation specific targets such as return on equity and profitability. Annual incentive compensation is capped at 50% of base salary for Mr. Boyd, 40% of base salary for Mr. Scherkus and 35% of base salary for all other vice-presidents of the Corporation. In certain circumstances, the Board my also consider paying bonuses in excess of these caps as was the case in 2003 for Alain Blackburn. For 2003, Mr. Blackburn, was the only officer to receive an annual incentive award. His incentive award of $75,000 was in excess of the 35% cap in recognition of his leadership in the drilling program at the Corporation's Lapa property which culminated with year end gold reserves being reported on that property.

Stock Options

Stock options tie officers' compensation to increases in the value of the Corporation's common shares and therefore provide an incentive to enhance shareholder value. Grants of stock options are based on three factors:

- the employee's performance;
- the employee's level of responsibility within the Corporation; and
- the number and exercise price of options previously issued to the employee.

Under the proposed amendments to the Corporation's Stock Option Plan to be considered at the meeting, stock option awards will be subject to mandatory delayed vesting and have a maximum term of five years.

Share Ownership

In order to align the interests of the Corporation and its officers and employees, the Corporation encourages stock ownership and facilitates this through its incentive share purchase plan. Details of this plan can be found on page 12 of this Circular.

All of the Corporation's officers own common shares of the Corporation. The following table summarizes each officer's holdings as at March 31, 2004:

Sean Boyd, Director, President and Chief Executive Officer	166,860
Eberhard Scherkus, Executive Vice-President and Chief Operating Officer	46,525
David Garofalo, Vice-President, Finance and Chief Financial Officer	22,834
Barry Landen, Vice-President, Corporate Affairs	68,207
Donald G. Allan, Vice-President, Corporate Development	2,308
Alain Blackburn, Vice-President, Exploration	2,630

Chief Executive Officer's 2003 Compensation

Mr. Boyd served as President and Chief Executive Officer of the Corporation and received a $600,000 base salary in 2003. In determining the base salary of Mr. Boyd, the Compensation Committee reviewed industry surveys prepared by independent consultants, an internally generated industry survey and public information regarding base salaries paid to chief executive officers of public mining companies of comparable size and complexity. The Committee also considered other factors such as Mr. Boyd's responsibilities and contribution to business performance such as his leadership in connection with the continued pursuit of the Corporation's regional growth strategy. The principal responsibilities of the President and Chief Executive Officer include selecting and appointing senior officers, establishing and monitoring long-term strategic corporate objectives and supervising the Corporation's mining exploration and development activities.

In setting Mr. Boyd's base salary, the Committee considered the following performance highlights:

- continued leadership in defining regional strategy which led to the acquisition of various properties including Lapa, which reported year end gold reserves for the first time in 2003, and Bousquet which now serves as the Corporation's regional development hub;
- steering Agnico-Eagle through operating challenges and the re-evaluation of the Corporation's mining plan in order to reduce mining risk;
- the successful increase of reserves at the LaRonde Mine; and
- continued rationalization of the Corporation's structure including the implementation of plans to increase Sudbury Contact's independence from the Corporation.

Despite the individual contributions of Mr. Boyd, given the Corporation's net loss for the year ended December 31, 2003, the Committee decided not to award Mr. Boyd any annual incentive compensation for 2003.

The foregoing report is submitted by the Compensation Committee of the Board of Directors.

Mel Leiderman, CA, TEP, Chairman
Bernard Kraft, CA·IFA, C.B.V., A.S.A., C.F.E.
Douglas R. Beaumont
Dr. Alan Green

Composition of Compensation Committee

The Compensation Committee consists of Mel Leiderman, Bernard Kraft, Doug Beaumont and Dr. Alan Green. Mr. Leiderman joined the Committee in June 2003. None of the members of the Committee is an officer or employee or former officer or employee of the Corporation or any of its subsidiaries and all of the members are considered to be unrelated to and independent from the Corporation.

Compensation of Officers

The executive officers of the Corporation are:

- Sean Boyd, President and Chief Executive Officer
- Eberhard Scherkus, Executive Vice-President and Chief Operating Officer
- David Garofalo, Vice-President, Finance and Chief Financial Officer
- Barry Landen, Vice-President, Corporate Affairs
- Donald G. Allan, Vice-President, Corporate Development
- Alain Blackburn, Vice-President, Exploration

Anton Adamcik was the Vice-President, Environment of the Corporation until his retirement on March 1, 2004. Mr. Adamcik continues to provide services to the Corporation as a consultant and has entered into a consulting agreement with the Corporation in consideration of enhanced pension and other benefits.

The Summary Compensation Table details compensation during the three fiscal years ended December 31, 2003 for the President and Chief Executive Officer and the four other most highly compensated officers (collectively the "Named Executive Officers") of the Corporation measured by base salary and bonus earned during the fiscal year ended December 31, 2003.

Summary Compensation Table — Agnico-Eagle Mines Limited

	Annual Compensation			Long-Term Compensation Awards	All Other Compensation
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Securities Under Options**	**(1)**
Sean Boyd	2003	600,000	—	—	30,574
President and	2002	555,481	275,000	225,000	27,701
Chief Executive Officer	2001	455,000	225,000	63,750	27,480
Eberhard Scherkus	2003	435,000	—	—	23,074
Executive Vice-President and	2002	402,596	150,000	135,000	22,430
Chief Operating Officer	2001	330,000	175,000	37,000	21,420
David Garofalo	2003	290,000	—	—	3,324
Vice-President, Finance and	2002	270,096	88,000	75,000	15,896
Chief Financial Officer	2001	220,000	73,000	18,000	13,060
Donald G. Allan	2003	220,000	—	—	13,376
Vice-President,	2002	200,000(2)	45,000	50,000	6,250
Corporate Development	2001	—	—	—	—
Alain Blackburn	2003	175,000	75,000	—	13,376
Vice-President,	2002	152,885	36,000	25,000	13,830
Exploration	2001	135,000	20,000	—	13,642

(1) Consists of annual contributions made by the Corporation on behalf of the Named Executive Officers under the Corporation's defined contribution pension plan (see "Pension Arrangements") and premiums paid for term life insurance for the Named Executive Officers.

(2) Mr. Allan joined the Corporation in May 2002. This amount represents his annualized salary as if he had been employed for the full year.

Each of the Named Executive Officers also serves as an executive officer of Sudbury Contact, a 49.9% equity investee of the Corporation. None of the executive officers receives separate or additional remuneration from Sudbury Contact as it is understood that their positions in the Corporation include the provision of services to Sudbury Contact. The executive officers are entitled to receive option grants as determined by the Board of Directors of Sudbury Contact.

Stock Option Plan

Under the Corporation's Stock Option Plan, options to purchase common shares may be granted to directors, officers, employees, and service providers of the Corporation. The exercise price of options granted may not be less than the closing market price for the common shares of the Corporation on The Toronto Stock Exchange on the day prior to the date of grant. Shareholders are being asked to vote at this meeting on amendments to the Stock Option Plan recommended by the Compensation Committee to reduce the maximum term of options from ten to five years; to limit the number of stock options issued in any one year to 1% of the Corporation's shares outstanding; and to introduce mandatory delayed vesting of options.

As discussed on page 7, the Compensation Committee is also recommending an increase of 2,000,000 common shares reserved for issuance under the Stock Option Plan from 8,000,000 to 10,000,000 common shares. Should shareholders approve this recommendation, the maximum amount of shares issuable under the Stock Option Plan (which includes options available for future grants and unexercised options) would be 6.6% of the Corporation's 84,596,533 common shares outstanding as at March 31, 2004.

In July, 2003, the Corporation's Stock Option Plan was amended to restrict the entitlement to loans, guarantees or other support arrangements to facilitate option exercises to eligible persons who are not directors or officers of the Corporation. During 2003, no loans, guarantees or other financial assistance was provided under the plan.

During 2003, no options were granted to the Named Executive Officers under the Corporation's Stock Option Plan. The Named Executive Officers were granted options under Sudbury Contact's Stock Option Plan. **The following table details stock option awards received by the Named Executive Officers from Sudbury Contact during December 31, 2003.**

Option grants of Sudbury Contact Mines Limited during the most recently completed financial year

Name	Securities Under Options	% of Total Option Grants in Year	Exercise Price	Market Value of Underlying Options on Date of Grant	Expiration Date
Sean Boyd	82,000	14.44%	2.67	2.67	February 14, 2013
Eberhard Scherkus	60,000	10.56%	2.67	2.67	February 14, 2013
David Garofalo	35,000	6.16%	2.67	2.67	February 14, 2013
Donald G. Allan	35,000	6.16%	2.67	2.67	February 14, 2013
Alain Blackburn	50,000	8.80%	2.67	2.67	February 14, 2013

The following tables show, for each Named Executive Officer, the number of common shares acquired through the exercise of stock options of the Corporation and Sudbury Contact during the year ended December 31, 2003, the aggregate value realized upon exercise and the number of unexercised options under the Stock Option Plan as at December 31, 2003. The value realized upon exercise is the difference between the market value of the Corporation's common shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at December 31, 2003 is the difference between the exercise price of the options and the market value of the Corporation's common shares on December 31, 2003, which was $15.63 per share of the Corporation's common stock and $1.90 per share of Sudbury Contact common stock.

Aggregate option exercises during the year ended December 31, 2003 and year end option values

Name	Securities acquired at exercise	Aggregate value realized ($)	Unexercised options at December 31, 2003		Value of unexercised in the money options at December 31, 2003 ($)	
			Exerciseable	Unexerciseable	Exerciseable	Unexerciseable
Agnico-Eagle Mines Limited						
Sean Boyd	33,950	214,859	455,000	15,000	913,100	78,450
Eberhard Scherkus	Nil	Nil	351,200	10,000	942,946	52,300
David Garofalo	Nil	Nil	98,000	5,000	139,450	26,150
Donald G. Allan	Nil	Nil	50,000	Nil	Nil	n/a
Alain Blackburn	Nil	Nil	106,000	2,000	46,780	10,460
Sudbury Contact Mines Limited						
Sean Boyd	Nil	Nil	400,000	Nil	180,000	Nil
Eberhard Scherkus	Nil	Nil	260,000	Nil	112,500	Nil
David Garofalo	Nil	Nil	145,000	Nil	54,000	Nil
Donald G. Allan	Nil	Nil	65,000	Nil	Nil	Nil
Alain Blackburn	Nil	Nil	150,000	Nil	45,000	Nil

The following table shows as at December 31, 2003, compensation plans under which equity securities of the Corporation are authorized for issuance from treasury. The information has been aggregated by plans approved by shareholders and plans not approved by shareholders, of which there are none.

Plan Category	Number of securities to be issued on exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuances under equity compensation plans
Equity compensation plans approved by shareholders	2,845,150	$14.85	279,000
Equity compensation plans not approved by shareholders	0	0	0

Incentive Share Purchase Plan

In 1997, the shareholders of the Corporation approved the Share Purchase Plan to encourage directors, officers and full-time employees of the Corporation to purchase common shares of the Corporation. Full-time employees who have been continuously employed by the Corporation or its subsidiaries for at least twelve months are eligible each January 1 to participate in the Share Purchase Plan. Eligible employees may contribute up to 10% of their basic annual salary through monthly payroll deductions or quarterly payments by cheque. Directors may contribute up to 100% of their annual Board and committee retainer fees. The Corporation contributes an amount equal to 50% of the individual's contributions and issues shares which have a market value equal to the aggregate (individual and Corporation) contributions. The Corporation has reserved 1,349,659 common shares for issuance under the plan.

Pension Arrangements

The four individual Retirement Compensation Arrangement Plans (RCA Plans) for Mr. Boyd, Mr. Scherkus, Mr. Adamcik and Mr. Landen provide pension benefits which are generally equal (on an after-tax basis) to what the pension benefits would be if they were provided directly from a registered pension plan. There are no pension benefit limits under the RCA Plans. The RCA Plans provide an annual pension at age 60 equal to 2% of the executive's final three-year average pensionable earnings for each year of continuous service with the Corporation, less the annual pension payable under the Corporation's basic defined contribution plan. Payments under the RCA Plans are secured by a letter of credit from a Canadian chartered bank.

The following chart provides illustrations of the total estimated pension payable from both the RCA Plans and the basic defined contribution plan assuming various current pensionable earnings, current ages and total years of service to retirement at age 60. In all cases, it was assumed that current pensionable earnings would increase at the rate of 3% per annum, compounded annually.

Current Earnings	Current Age	Total Years of Service with the Corporation to Age 60 (1)(2)				
		15 years	20 years	25 years	30 years	35 years
$150,000	45	$ 66,100	$ 88,100	$110,100	$132,200	$154,200
	50	57,000	76,000	95,000	114,000	133,000
	55	49,200	65,600	82,000	98,300	114,700
	60	42,400	56,600	70,700	84,800	99,000
$200,000	45	$ 88,100	$117,500	$146,900	$176,200	$205,600
	50	76,000	101,300	126,700	152,000	177,300
	55	65,600	87,400	109,300	131,100	153,000
	60	56,600	75,400	94,300	113,100	132,000
$300,000	45	$132,200	$176,200	$220,300	$264,300	$308,400
	50	114,000	152,000	190,000	228,000	266,000
	55	98,300	131,100	163,900	196,700	229,500
	60	84,800	113,100	141,400	169,700	197,900
$400,000	45	$176,200	$235,000	$293,700	$352,400	$411,200
	50	152,000	202,700	253,400	304,000	354,700
	55	131,100	174,800	218,500	262,300	306,000
	60	113,100	150,800	188,500	226,200	263,900
$450,000	45	$198,300	$264,300	$330,400	$396,500	$462,600
	50	171,000	228,000	285,000	342,000	399,000
	55	147,500	196,700	245,900	295,000	344,200
	60	127,300	169,700	212,100	254,500	296,900
$550,000	45	$242,300	$323,100	$403,800	$484,600	$565,400
	50	209,000	278,700	348,400	418,000	487,700
	55	180,300	240,400	300,500	360,600	420,700
	60	155,500	207,400	259,200	311,100	362,900
$600,000	45	$264,300	$352,400	$440,600	$528,700	$616,800
	50	228,000	304,000	380,000	456,000	532,000
	55	196,700	262,300	327,800	393,400	458,900
	60	169,700	226,200	282,800	339,300	395,900
$700,000	45	$308,400	$411,200	$514,000	$616,800	$719,600
	50	266,000	354,700	443,400	532,000	620,700
	55	229,500	306,000	382,500	458,900	535,400
	60	197,900	263,900	329,900	395,900	461,900

At December 31, 2003, the four individuals under the RCA Plans had the following years of service:

- Mr. Boyd .... 18 years
- Mr. Scherkus .... 18 years
- Mr. Landen .... 23 years
- Mr. Adamcik .... 30 years

The pensionable earnings for the purposes of the RCA Plans consist of all basic remuneration and do not include benefits, bonuses, automobile or other allowances, and unusual payments. Mr. Adamcik retired on March 1, 2004.

Employment Contracts/Termination Arrangements

The Corporation has employment agreements with all executive officers which provide for an annual base salary, bonus and certain pension, health, dental and other insurance and automobile benefits. The agreements were amended in December 2002 and provide minimum annual base salaries for the Named Executive Officers as follows:

- Mr. Boyd $600,000
- Mr. Scherkus $435,000
- Mr. Garofalo $290,000
- Mr. Allan $220,000
- Mr. Blackburn $175,000

These amounts may be increased at the discretion of the Board of Directors upon the recommendation of the Compensation Committee. If the individual agreements are terminated other than for cause, death or disability, or upon their resignations following certain events, all of the above named individuals would be entitled to a payment equal to two and one-half times the annual base salary at the date of termination plus an amount equal to two and one-half times the annual bonus (averaged over the preceding two years) and a continuation of benefits for up to two years or until the individual commences new employment. Certain events that would trigger a severance payment are:

- a substantial alteration of responsibilities;
- a reduction of base salary or benefits;
- an office relocation of greater than 50 miles;
- a failure to obtain a satisfactory agreement from any successor to assume the individual's employment agreement or provide the individual with a comparable position, duties, salary and benefits; or
- any change in control of the Corporation.

Compensation of Directors

Mr. Boyd, who is a director, and is also the President and Chief Executive Officer of the Corporation, receives no remuneration for his services as a director.

The table below summarizes the annual retainers and attendance fees paid to the other directors during the year ended December 31, 2003. On March 17, 2004, the Compensation Committee decided to implement changes to the directors' compensation structure to improve corporate governance practices and to compensate directors for the increased risk, workload and responsibilities demanded by their positions.

	Compensation paid during the year ended December 31, 2003	New compensation effective July 1, 2004
Annual board retainer	$18,000	$20,000
Annual retainer for Chairman of the Board	$50,000	$50,000
Annual retainer for Chairman of the Audit Committee	$ 3,000	$ 7,500
Annual retainer for chairpersons of other Board committees	$ 3,000	$ 5,000
Board meeting attendance fee	$ 1,000	$ 1,500
Long-distance Board meeting attendance fee	$ 1,500	$ 2,000
Board meeting phone attendance fee	$ 1,000	$ 750

In addition to the changes made to the annual retainers and attendance fees, on March 17, 2004, the Compensation Committee also implemented the following changes related to director compensation.

- To align the interests of directors with those of shareholders, directors, other than Mr. Boyd, are now required to own the equivalent of at least three years of their annual retainer fee in the Corporation's stock. Directors have a period of three years to achieve this ownership level either through open market purchases or through participation in the Corporation's Incentive Share Purchase Plan.

- Each director, other than Mr. Boyd, will be eligible to be granted a maximum of 7,500 options per year under the Corporation's Stock Option Plan. Individual grants will be determined annually by the Compensation Committee based on performance evaluations for each director.

During the year ended December 31, 2003, the Corporation issued a total of 8,732 common shares under the Corporation's Incentive Share Purchase Plan to directors.

Mr. Nasso and Mr. Boyd are also directors of Sudbury Contact, a 49.9% equity investee of the Corporation. Sudbury Contact pays its directors a board meeting attendance fee of $300 per meeting. Mr. Boyd is also the President and Chief Executive Officer of Sudbury Contact and therefore does not receive remuneration for his services as a director. During the year ended December 31, 2003, Mr. Nasso, in his capacity as chairman and a director of Sudbury Contact, was awarded 25,000 options to purchase common shares of Sudbury Contact under Sudbury Contact's Stock Option Plan.

Indebtedness of Directors, Executive Officers and Senior Officers

Throughout the year ended December 31, 2003, there was no outstanding indebtedness to the Corporation by any of its officers or directors made in connection with the purchase of securities of the Corporation. Throughout the year ended December 31, 2003 and as at March 31, 2004, the only officer indebted to the Corporation was Alain Blackburn, Vice-President, Exploration. The loan advanced by the Corporation to Mr. Blackburn was for the purchase of a residence as a relocation incentive. The loan is secured by a second mortgage on the residence of Mr. Blackburn which provides for full recourse against the assets of Mr. Blackburn. As at December 31, 2003, the amount outstanding under this loan was $102,500. As at March 31, 2004, the amount outstanding under this loan was $101,250. The highest aggregate amount of indebtedness outstanding under the loan in 2003 was $107,500. The Corporation will no longer make loans to officers under any circumstances.

Performance Graph

The following graph compares the total cumulative return of $100 invested in the Corporation's common shares on December 31, 1998 with the cumulative total return for each of The S&P/TSX Composite Index and The Toronto Stock Exchange Gold and Precious Minerals Total Return Index (the "TSX Gold Index") over the five-year period ended December 31, 2003 (in each case, assuming reinvestment of dividends). The table shows what a $100 investment in each of the above mentioned indices and in Agnico-Eagle common shares, made at December 31, 1998, would be worth in each of the five years following the initial investment.


400
300
200
100
-

	1998	1999	2000	2001	2002	2003
—◆— Agnico-Eagle Mines Limited	100	168	143	249	370	248
--■-- S&P/TSX Composite Index	100	130	138	119	102	127
—·▲·— TSX Gold Index	100	83	74	99	141	160

Corporate Governance

Under the rules of the Toronto Stock Exchange, the Corporation is required to disclose information relating to its system of corporate governance. The Corporation's corporate governance disclosure is set out in Appendix B to this Circular under the heading "Corporate Governance". In addition to describing the Corporation's governance practices with reference to the rules of the Toronto Stock Exchange, Appendix B to this Circular indicates how these governance practices align with the requirements and U.S. Securities and Exchange Commission regulations under the *Sarbanes-Oxley Act of 2002* and the proposed amendments under the rules of the Toronto Stock Exchange and the New York Stock Exchange.

The Board of Directors and management have been following the developments in corporate governance requirements and best practices standards in both Canada and the United States. As these requirements and practices have evolved, the Corporation has responded in a positive and proactive way by assessing its practices against these requirements and modifying, or targeting for modification, practices to bring them into compliance with these corporate governance requirements and best practices standards. The Corporation has also revised the charters for the Audit Committee, the Compensation Committee and the Governance Committee to reflect the new and evolving corporate governance requirements and best practices standards in Canada and the United States.

Directors' and Officers' Liability Insurance

The Corporation has purchased, at its expense, directors' and officers' liability insurance policies to provide insurance against possible liabilities incurred by them in their capacity as directors and officers of the Corporation. The premium for these policies for the period from December 31, 2003 to December 31, 2004 is $477,330. The policies provide coverage of up to $25 million per occurrence, to a maximum of $25 million per annum. There is no deductible for directors and officers and a $250,000 deductible for each claim made by the Corporation ($1 million deductible for securities claims). The insurance applies in circumstances where the Corporation may not indemnify its directors and officers for their acts or omissions.

Additional Information

The Corporation is a reporting issuer under the securities acts of all the provinces of Canada and a registrant under the United States Securities Exchange Act of 1934 and is therefore required to file certain documents with various securities commissions. To obtain a copy of any of the following documents, please contact the Vice-President, Corporate Affairs:

- the Corporation's most recent Annual Information Form consisting of the Corporation's Annual Report on Form 20-F under the United States Securities Exchange Act of 1934;
- the Corporation's Audited Annual Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2003, which includes the Corporation's financial information;
- any interim financial statements of the Corporation subsequent to the financial statements for the year ended December 31, 2003; and
- Management Proxy Circular.

Alternatively, these documents may be viewed at the Corporation's website at http://www.agnico-eagle.com or on the SEDAR website at http://www.sedar.com.

General

Management knows of no matters to come before the meeting other than matters referred to in the Notice. However, if any other matters which are not now known to management should properly come before the meeting, the proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

Directors' Approval

The Board of Directors of the Corporation has approved the content and sending of this Management Proxy Circular.

March 31, 2004

DAVID GAROFALO
Vice-President, Finance & Chief Financial Officer

APPENDIX A:

RECORD OF ATTENDANCE BY DIRECTORS

Director	Board Meetings Attended	Committee Meetings Attended
Leanne M. Baker	9 of 9	2 of 2[(1)]
Douglas R. Beaumont, P.Eng.	9 of 9	4 of 4
Sean Boyd, CA	9 of 9	N/A
Dr. Alan Green	8 of 9	4 of 4
Bernard Kraft, CA	8 of 9	6 of 6
Mel Leiderman, CA, TEP	8 of 9	6 of 6
James D. Nasso	9 of 9	4 of 4
Ernest Sheriff	8 of 9	2 of 2
John T. Clement, Q.C.	4 of 4[(2)]	N/A

(1) Ms. Baker was appointed to the Audit Committee in July of 2003.

(2) Mr. Clement retired from the Board in June of 2003.

APPENDIX B:

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation is required under the By-laws of the Toronto Stock Exchange ("TSX") to make disclosure of its corporate governance practices and provide a description of the Corporation's system of corporate governance with specific reference to the guidelines (the "TSX Guidelines") set out in the TSX Company Manual. Where the Corporation's system is different from any of those guidelines or where the guidelines do not apply, the Corporation must provide an explanation of the differences or their inapplicability.

The following Statement of Corporate Governance Practices has been prepared by the Board's Governance Committee and approved by the Board of Directors.

The Board of Directors believes that effective corporate governance contributes to improved corporate performance and enhanced shareholder value. The Corporation's governance practices reflect the Board's assessment of the governance structure and process which can best serve to realize these objectives in the Corporation's particular circumstance. The Corporation's governance practices are subject to review and evaluation through the Board's Governance Committee to ensure that, as the Corporation's business evolves, changes in structure and process necessary to ensure continued good governance are identified and implemented.

The Board of Directors and management have been following the developments in corporate governance requirements and best practices standards in both Canada and the United States. As these requirements and practices have evolved, the Corporation has responded in a positive and proactive way by assessing its practices against these requirements and modifying, or targeting for modification, practices to bring them into compliance with these corporate governance requirements and best practices standards. The Corporation has also revised the charters for the Audit Committee, the Compensation Committee and the Governance Committee to reflect the new and evolving corporate governance requirements and best practices standards in Canada and the United States.

Details of the Corporation's corporate governance practices and the responsibilities of the Board, with reference to the enumerated TSX Guidelines, are addressed below.

1. The Board should explicitly assume responsibility for stewardship of the Corporation, and specifically should assume responsibility for the following matters: (i) adoption of a strategic planning process, (ii) identification of principal risks of the business and implementation of systems of risk management, (iii) provision for succession planning, including appointment, training and monitoring of senior management, (iv) establishment of a communications policy and (v) the integrity of the Corporation's internal control and management information systems.

The Board's responsibility is to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation.

In discharging this responsibility, the Board oversees and monitors significant corporate plans and strategic initiatives. The Board's strategic planning process consists of an annual review of the Corporation's three-year business plan and, from time to time (at least annually), a meeting focused on strategic planning matters. As part of this process, the Board reviews and approves the corporate objectives proposed by the President and advises management in the development of a corporate strategy to achieve those objectives.

The Board also monitors the performance of senior management against the business plan through a periodic review process (at least every quarter) and reviews and approves promotion and succession matters. The Board reviews the principal risks inherent in the Corporation's business, including environmental, industrial and financial risks, and assesses the systems to manage these risks.

The Board considers the Corporation's approach to communications with shareholders and other stakeholders and approves specific communications initiatives from time to time. The Corporation conducts an active investor relations program. The program involves responding to shareholder inquiries, briefing analysts and fund managers with respect to reported financial results and other announcements by the Corporation, as well as meeting with individual investors and other stakeholders. Senior management reports regularly to the

Board on these matters. The Board reviews and approves the Corporation's major communications with shareholders and the public, including quarterly and annual financial results, the annual report and management information circular. The Board has a Disclosure Policy which establishes standards and procedures relating to contacts with analysts and investors, news releases, conference calls, disclosure of material information, trading restrictions and blackout periods.

The Board, directly and through its Audit Committee, also assesses the integrity of the Corporation's internal control and management information systems.

The Board meets at least six times a year and more frequently if required. In 2003, the Board held nine meetings.

2. The Board should be constituted with a majority of individuals who qualify as unrelated directors.

The Board currently consists of eight directors. The Board believes that seven of its eight current members are "unrelated" within the meaning of the TSX Guidelines. With the exception of Mr. Boyd, all directors are independent of management and free from any interest and any business which could materially interfere with their ability to act as a director with a view to the best interests of the Corporation. In reaching this determination, the Board considered the circumstances and relationships with the Corporation and its affiliates of each of its directors. In determining that all directors except Mr. Boyd are independent, the Board took into consideration the fact that none of the remaining directors is an officer or employee of the Corporation or party to any material contract with the Corporation and that none receives remuneration from the Corporation in excess of directors' fees, grants and grants of stock options.

Mr. Boyd is considered related because he is an officer of the Corporation. All directors, other than Mr. Boyd, also meet the independence standard as set out in the Sarbanes-Oxley Act of 2002 ("SOX").

3. The Board, in the case of a corporation with a significant shareholder, should disclose whether the Board is constituted with the appropriate number of directors which are not related to either the Corporation or the significant shareholder.

The Corporation's common shares are widely held and it has no "significant shareholder" with the ability to exercise a majority of the votes for the election of directors to the Board.

4. The Board should appoint a committee of directors composed exclusively of non-management directors and unrelated directors, that is responsible for the appointment and assessment of directors.

The Corporation's Governance Committee (see description of Governance Committee under guideline number 9) is responsible for the assessment of the effectiveness of the Board as a whole and participates in the recruitment and recommendation of new nominees for appointment or election to the Board of Directors.

5. The Board should implement a process for assessing the effectiveness of the Board, its committees and individual directors.

See description of Governance Committee under guideline number 9.

6. The Board should provide an orientation and education program for new directors.

The Corporation does not have a formal orientation and education program for new directors. However, all but two of the current directors have been members of the Board for several years and are well versed in the business of the Corporation. In addition, the two new members of the Board have attended orientation sessions and have been provided with all documentation relating to the policies and procedures of the Corporation.

7. The Board should examine the size of the Board, with specific reference to its effectiveness.

The size and composition of the Board is subject to periodic review by the Governance Committee.

8. The Board should review compensation of directors in light of risks and responsibilities.

Remuneration is paid to the Corporation's directors based on several factors, including time commitments, risk workload, and responsibility demanded by their positions. The Compensation Committee periodically reviews and fixes the amount and composition of the compensation of directors. On March 17, 2004, due to increased risk and workload, the Compensation Committee decided to amend the compensation of directors. For a summary of these changes, please see "Executive Compensation — Compensation of Directors" and the description of the Compensation Committee under guideline number 9.

9. The Board should ensure that its committees are generally composed of only outside directors, a majority of whom are unrelated directors.

The Board has three Committees: the Audit Committee, the Compensation Committee and the Corporate Governance Committee.

Audit Committee

The Audit Committee has two primary objectives. The first is to advise the Board of Directors in its oversight responsibilities regarding:

- the quality and integrity of the Corporation's financial reports and information;
- the Corporation's compliance with legal and regulatory requirements;
- the effectiveness of the Corporation's internal controls for finance, accounting, internal audit, ethics and legal and regulatory compliance;
- the performance of the Corporation's auditing, accounting and financial reporting functions;
- the fairness of related party agreements and arrangements between the Corporation and related parties; and
- the independent auditors' performance, qualifications and independence.

The second primary objective of the Audit Committee is to prepare the reports required to be included in the management information circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

On April 23, 2003, the Corporation amended and restated the Audit Committee charter to incorporate the requirements of SOX, the new TSX Listing Standards, the TSX and NYSE Amendments. The amended Charter provides that each member of the Audit Committee must be unrelated to and independent from the Corporation, as these terms are defined in the Proposed TSX and NYSE Amendments. In addition, each member must be financially literate and at least one member of the Audit Committee must be a financial expert, as the term is defined in SOX.

The Audit Committee is responsible for reviewing all financial statements prior to approval by the Board, all other disclosures containing financial information and all management reports which accompany any financial statements. The Audit Committee is also responsible for all internal and external audit plans, any recommendation affecting the Corporation's internal controls, the results of internal and external audits and any changes in accounting practices or policies. The Audit Committee reviews any accruals, provisions, estimates or related party transactions that have a significant impact on the Corporation's financial statements and any litigation, claim or other contingency that could have a material effect upon the Corporation's financial statements. In addition, the Audit Committee is responsible for assessing management's programs and policies relating to the adequacy and effectiveness of internal controls over the Corporation's accounting and financial systems. The Audit Committee reviews and discuses with the Chief Executive Officer and Chief Financial Officer the procedures undertaken in connection with their certifications for annual filings in accordance with the requirements of applicable securities regulatory authorities. The Audit Committee is also responsible for considering the appointment and remuneration of external auditors. The Audit Committee reports directly to the Board of Directors.

The Audit Committee is composed entirely of outside directors who are unrelated to and independent from the Corporation (currently, Mr. Nasso, Mr. Leiderman, Mr. Kraft and Ms. Baker), each of whom is financially literate. In addition, both Mr. Kraft and Mr. Leiderman are chartered accountants currently active in private practice and, as such, qualify as financial experts. The Audit Committee met four times in 2003.

Compensation Committee

The Compensation Committee is responsible for:

- recommending to the Board policies relating to compensation of the Corporation's executive officers;
- recommending to the Board the amount and composition of annual compensation to be paid to the Corporation's executive officers;
- matters relating to pension, stock option and other incentive plans for the benefit of executive officers;
- administering the Corporation's Stock Option Plan;
- reviewing and fixing the amount and composition of annual compensation to be paid to members of the Board and committees; and
- reviewing and assessing the design and competitiveness of the Corporation's compensation and benefits programs generally.

The Compensation Committee reports directly to the Board. The Charter of the Compensation Committee was amended and restated on April 23, 2003 to incorporate the requirements of SOX, the TSX Listing Standards, the new TSX and NYSE Amendments. The amended Charter provides that each member of the Compensation Committee must be unrelated and independent, as these terms are defined in the TSX and NYSE Amendments.

The Compensation Committee is composed entirely of outside directors who are unrelated to and independent from the Corporation (currently, Mr. Leiderman, Mr. Beaumont, Mr. Kraft and Dr. Green). The Compensation Committee met twice in 2003.

Governance Committee

The Governance Committee is responsible for:

- evaluating the Corporation's governance practices;
- developing its response to the TSX Guidelines and recommending changes to the Corporation's governance structures or processes as it may from time to time consider necessary or desirable;
- reviewing on an annual basis the charters of the Board of Directors and of each committee of the Board and recommending any changes;
- assessing annually the effectiveness of the Board as a whole and recommending any changes;
- reviewing on a periodic basis the composition of the Board to ensure that there remain an appropriate number of unrelated directors; and
- participating in the recruitment and recommendation of new nominees for appointment or election to the Board.

The Governance Committee also provides a forum for a discussion of matters not readily discussed in a full Board meeting. The Governance Committee charter was amended and restated on April 23, 2003 to incorporate the requirements of SOX, the TSX Listing Standards, and the TSX and NYSE Amendments. The amended Charter provides that each member of the Compensation Committee must be unrelated and independent, as these terms are defined in the TSX and NYSE Amendments.

The Governance Committee is composed entirely of outside directors who are unrelated to and independent from the Corporation (currently, Mr. Sheriff, Mr. Beaumont and Dr. Green). The Governance Committee met twice in 2003.

10. The Board should assume or assign responsibility for corporate governance issues.

See description of Governance Committee under guideline number 9.

11. The Board should define management's responsibilities and approve corporate objectives to be met by the Chief Executive Officer.

The Board holds management responsible for the development of long-term strategies for the Corporation. The role of the Board is to review, question, validate and ultimately approve the strategies and policies proposed by management. The Board relies on management to perform the data gathering, analysis and reporting functions which are critical to the Board for effective corporate governance. In addition, the President and Chief Executive Officer, the Vice-President, Finance and Chief Financial Officer, Vice-President, Corporate Development and the Executive Vice-President and Chief Operating Officer report to the Board at least every quarter on the Corporation's progress in the preceding quarter and on the strategic, operational and financial issues facing the Corporation.

Management is authorized to act, without Board approval, on all ordinary course matters relating to the Corporation's business. Management seeks the Board's prior approval for significant changes in the Corporation's affairs such as major capital expenditures, financing arrangements and significant acquisitions and divestitures. Board approval is required for any venture outside of the Corporation's existing businesses and for any change in senior management. Recommendations of committees of the Board require the approval of the full Board before being implemented. In addition, the Board oversees and reviews significant corporate plans and initiatives, including the annual three-year business plan and budget and significant matters of corporate strategy or policy. The Corporation's authorization policy and risk management policy ensure compliance with good corporate governance practices. Both policies formalize controls over the management or other employees of the Corporation by stipulating internal approval processes for transactions, investments, commitments and expenditures and, in the case of the risk management policy, establishing objectives and guidelines for metal price hedging, foreign exchange and short-term investment risk management and insurance.

12. The Board should establish structures and procedures to enable the Board to function independently of management. An appropriate structure would be to appoint a chairman who is not a member of management.

Mr. Nasso is the Chairman of the Board of Directors and Mr. Boyd is the President and Chief Executive Officer of the Corporation. Mr. Nasso is not a member of management. The Board believes that the separation of the offices of Chairman and Chief Executive Officer enhances the ability of the Board to function independently of management and does not foresee the offices of Chairman and Chief Executive Officer will be held by the same person. The Board may also meet independently of management and the related directors or may excuse such persons from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate.

13. The Board should ensure that the Audit Committee is composed of outside directors and that the role of the Audit Committee is specifically defined.

See description of Audit Committee under guideline number 9.

14. The Board should implement a system to enable individual directors to engage outside advisors at the Corporation's expense.

The Board has a policy of permitting individual directors, subject to the approval of the Board, to engage outside legal, financial or other expert advisors at the Corporation's expense in the appropriate circumstances.

APPENDIX C:

STOCK OPTION PLAN RESOLUTION

BE IT RESOLVED THAT:

1. The Stock Option Plan of the Corporation be amended as follows:

    (a) by deleting "8,000,000" in the first sentence of section 4 and substituting it with "10,000,000";

    (b) by deleting "ten" and substituting it with "five" in each of section 5 and subsections 7(d)(i) and (iv);

    (c) by adding the following words after the first sentence of Section 7(c): "provided that options granted under the Plan shall vest and become exerciseable not more quickly than, in equal instalments (computed in each case to the nearest full share) on each of the date of grant of the Option and each anniversary of the date of grant of the Option up to and including the second last anniversary date of the grant; and

    (d) by adding the following subsection after subsection 7(f):

        "(g) Maximum of Options Granted Per Fiscal Year. The maximum number of options which may be granted under the Plan in any fiscal year of the Corporation shall not exceed 1% of the Outstanding Issue immediately prior to the grant of such options."

2. Any officer or director of the Corporation is authorized and directed on behalf of the Corporation to execute and deliver all such documents and to do all such acts as may be necessary or desirable to give effect to this resolution.

APPENDIX D:

AMENDED AND RESTATED EMPLOYEE STOCK OPTION PLAN

1. Purpose

The Purpose of this stock option plan ("Plan") is to encourage ownership of common shares (the "Shares") of Agnico-Eagle Mines Limited (the "Corporation") by directors, officers, employees and service providers, being those persons who are primarily responsible for the management and profitable growth of the Corporation's business, by providing additional incentive for superior performance by such persons and to enable the Corporation to attract and retain valued directors, officers, employees and service providers.

2. Interpretation

For the purpose of this Plan, the following terms shall have the following meanings:

"Committee" means the Compensation Committee appointed by the Board of Directors of the Corporation;

"Consultant" means an individual (including an individual whose services are contracted through a personal holding corporation) engaged to provide ongoing management or consulting services for the Corporation or a subsidiary of the Corporation;

"Eligible Assignee" means, in respect of any Eligible Person, such person's Spouse, minor children and minor grandchildren, a trust governed by a registered retirement savings plan of an Eligible Person, an Eligible Corporation or an Eligible Family Trust;

"Eligible Corporation" means a corporation controlled by an Eligible Person and of which all other shareholders are Eligible Assignees;

"Eligible Family Trust"means a trust of which the Eligible Person is a trustee and of which all beneficiaries are Eligible Assignees;

"Eligible Person" means, subject to all applicable laws, any employee, officer, director of or Consultant to the Corporation or any subsidiary of the Corporation;

"Market Price" shall have the following meaning:

(a) **"Market Price"**, in respect of options to be granted with an Exercise Price denominated in Canadian dollars, shall mean, at any date, the closing sale price for board lots of the Shares on the TSX on such day. If the Shares did not trade on the TSX on such day, Market Price shall be the closing sale price for board lots of the Shares on the NYSE on such day converted into Canadian dollars at the rate at which United States dollars may be exchanged into Canadian dollars using the inverse Noon Buying Rate. If the Shares did not trade on the TSX or NYSE on such day, Market Price shall be the closing sale price for board lots of the Shares on such stock exchange in Canada on which the Shares are listed on such day as may be selected by the Committee for such purpose. If the Shares do not trade on such day on any such stock exchange, the Market Price shall be the average of the bid and ask prices for board lots of the Shares at the close of trading on the TSX on such date; or

(b) **"Market Price"**, in respect of options to be granted with an Exercise Price denominated in United States dollars, shall mean, at any date, the closing sale price for board lots of the Shares on the NYSE on such day. If the Shares did not trade on the NYSE on such day, Market Price shall be the closing sale price for board lots of the Shares on the TSX on such day converted into United States dollars at the rate at which Canadian dollars may be exchanged into United States dollars using the Noon Buying Rate. If the Shares do not trade on such day on either such stock exchange, the Market Price shall be the average of the bid and ask prices for board lots of the Shares at the close of trading on the NYSE on such day.

If such Shares are not listed and posted for trading on any stock exchange, the Market Price in respect thereof shall be the fair market value of such Shares as determined by the Committee in its sole discretion.

"Non-Management Eligible Person" shall have the meaning ascribed thereto in section 8;

"Noon Buying Rate" means the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, or, in the event such rate is not quoted or published by the Federal Reserve Bank of New York, shall be the exchange rate determined by reference to such other publicly available service for displaying exchange rates as may be determined by the Committee;

"NYSE" means the New York Stock Exchange;

"OBCA" means *Business Corporations Act* (Ontario), as amended from time to time;

"Outstanding Issue" shall have the meaning specified in section 627 of the TSX Company Manual;

"Spouse" shall have the meaning given to it in the *Income Tax Act* (Canada);

"subsidiary" shall have the meaning given to it in the *Securities Act* (Ontario); and

"TSX" means The Toronto Stock Exchange.

3. Administration

The Plan shall be administered by the Committee, which shall consist of not fewer than three directors of the Corporation. Vacancies on the Committee, howsoever caused, shall be filled by the Board of Directors of the Corporation. The Committee shall have full authority to interpret the Plan and to make any such rules and regulations and establish such procedures as it deems appropriate for the administration of the Plan, taking into consideration the recommendations of management. The decisions of the Committee shall be binding and conclusive for all purposes and upon all persons.

4. Number of Shares Reserved

The maximum number of Shares which may be reserved for issuance under the Plan shall be 10,000,000 Shares, subject to adjustment in accordance with section 10 which number may only be increased with the approval of the shareholders of the Corporation. The maximum number of Shares which may be reserved for issuance to any one person pursuant to options (under the Plan or otherwise) warrants, share purchase plans or other compensation arrangements shall not exceed 5% of the Outstanding Issue. Any Shares subject to an option granted under the Plan which for any reason is cancelled or terminated without having been exercised shall again be available to be granted under the Plan. All Shares issued pursuant to the exercise of options granted under the Plan will be so issued as fully paid common shares of the Corporation.

5. Expiry Date

Options granted under the Plan must expire not later than five years after the date the option was granted. Each option shall be subject to earlier termination as provided in paragraph 7(d) of the Plan.

6. Participation

Options shall be granted under the Plan only to Eligible Persons as shall be designated from time to time by the Committee, Eligible Corporations and Eligible Family Trusts and shall be subject to the rules and regulations of any stock exchange upon which the Shares are listed for trading.

7. Terms and Conditions of Options

The terms and conditions of options granted under the Plan shall be set forth in written option agreements between the Corporation and the optionees. Such terms and conditions shall include the following and such other provisions, not inconsistent with the Plan, as may be deemed advisable by the Committee:

(a) **Exercise Price:** The exercise price of an option granted under the Plan shall be fixed by the Committee, which price shall not be less than the Market Price of the Shares on the trading day immediately preceding the date of the grant. The Committee may also determine that the exercise price per Share may escalate at a specified rate dependent upon the year in which any option to purchase Shares may be exercised by the optionee.

(b) **Payment:** The full purchase price of Shares purchased under the option shall be paid in cash upon the exercise thereof in the currency in which the Exercise Price is denominated. A holder of an option shall have none of the rights of a shareholder until the Shares are issued to him.

(c) **Exercise of Options:** The Committee may determine when an option will become exercisable and may determine that the option shall be exercisable in instalments on such terms as to timing of vesting or otherwise as the Committee deems advisable provided that options granted under the Plan shall vest not more quickly than, in equal instalments (computed in each case to the nearest full share), on each of the date of grant of the Option and each anniversary of the date of grant of the Option up to and including the second last anniversary date of the grant. Except as provided in paragraph 7(d) hereof, no option may be exercised unless that optionee is then an Eligible Person. The Plan shall not confer upon the optionee any right with respect to continuation of employment by the Corporation.

(d) **Termination of Options:** Any option granted pursuant hereto, to the extent not validly exercised, will terminate on the earliest of the following dates:

(i) the date of expiration specified in the option agreement, being not later than five years after the date the option was granted;

(ii) subject to subparagraph (d)(iv) below, 30 days after the date an optionee ceases to be an Eligible Person for any reason whatsoever other than death;

(iii) six months after the date of the optionee's death during which period the option may be exercised only by the optionee's legal representative or the person or persons to whom the deceased optionee's rights under the option shall pass by will or the applicable laws of descent and distribution, and only to the extent that the optionee would have been entitled to exercise it at the time of his death; and

(iv) where the optionee is a director of the Corporation and ceases to be an Eligible Person by reason of his or her retirement or resignation from the Board of Directors of the Corporation, four years from the date of such retirement or resignation, subject to any resolution that may be passed by the Board of Directors of the Corporation on the recommendation of the Committee shortening such term, and provided that in no event shall any option granted pursuant hereto expire later than five years after the date the option was granted.

(e) **Assignment to Eligible Assignees:** Subject to obtaining approval in advance from the Corporation and from each stock exchange on which shares of the Corporation are listed and which reserves the right to approve such assignments, Eligible Persons may assign options granted to them under the Plan to Eligible Assignees and Eligible Assignees may, in turn, assign such options to other Eligible Assignees or the original optionee. The original optionee under the Plan must be an Eligible Person at the time of the assignment. Notwithstanding any such assignment, all options granted under the Plan shall be deemed to be the option of the original optionee for the purposes of applying the rules and policies of the stock exchanges on which shares of the Corporation are listed. No consideration may be given by any assignee in connection with any assignment of options granted under the Plan. Subject to the foregoing, no options shall be transferable by the optionee other than by will or the laws of descent and distribution and shall be exercisable during his lifetime only by him.

(f) **Applicable Laws or Regulations:** The Corporation's obligation to sell and deliver Shares under each option is subject to the compliance by the Corporation and any optionee with applicable securities laws and the requirements of regulatory authorities having jurisdiction and is also subject to the acceptance for listing of the Shares which may be issued in exercise thereof by each stock exchange upon which Shares of the Corporation are listed for trading.

(g) **Maximum Number of Options Granted Per Fiscal Year:** The maximum number of options which may be granted under the Plan in any fiscal year of the Corporation may not exceed 1% of the Outstanding Issue immediately prior to the grant of such options.

8. Loans to Non-Management Eligible Persons

Subject to Section 20 of the OBCA or any successor or similar legislation and other applicable laws, the Corporation may, at any time and from time to time, lend money (on a non-recourse or limited recourse basis or otherwise) or provide guarantees or other support arrangements to assist an Eligible Person who is not a director or officer of the Corporation (a "Non-Management Eligible Person") to fund all or a part of the purchase price for Shares being purchased pursuant to an option granted to a Non-Management Eligible Person under the Plan on such terms and conditions as the Corporation may determine, provided that each loan made to such Non-Management Eligible Person shall become due and payable in full on the date a Non-Management Eligible Person becomes a director or officer of the Corporation.

9. Compulsory Acquisition or Going Private Transaction

If and whenever there shall be a compulsory acquisition of the Shares of the Corporation following a takeover bid or issuer bid pursuant to Part XV of the OBCA or any successor or similar legislation, then following the date upon which the takeover bid or issuer bid expires, an optionee shall be entitled to receive, and shall accept, for the same exercise price, in lieu of the number of Shares to which such optionee was theretofore entitled to purchase upon the exercise of his or her options, the aggregate amount of cash, shares, other securities or other property which such optionee would have been entitled to receive as a result of such bid if he or she had tendered such number of Shares to this bidder.

10. Certain Adjustments. In the event:

(a) of any change in the Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

(b) of any stock dividend to holders of Shares;

(c) that any rights are granted to all holders of Shares to purchase Shares at prices substantially below fair market value;

(d) of any distribution of evidences of indebtedness or assets of the Corporation (excluding dividends paid in the ordinary course) to all holders of Shares; or

(e) that as a result of any recapitalization, merger, consolidation or otherwise, the Shares are converted into or exchangeable for any other securities;

then in any such case, subject to prior approval of the relevant stock exchanges, the number or kind of shares reserved for issuance and available for options under the Plan, the number or kind of shares subject to outstanding options and the exercise price per option shall be proportionally adjusted by the Committee to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of options as compared to holders of Shares.

11. Amendment and Discontinuance of Plan

The Board of Directors of the Corporation may, insofar as permitted by law and subject to any required approval of any stock exchange or other authority, from time to time amend or revise the terms of the Plan or discontinue the Plan at any time, provided, however, that no amendment or revisions may, without the consent of the optionee, in any manner adversely affect the rights of the optionee under any option theretofore granted under the Plan. Notwithstanding the foregoing, without approval of the shareholders, no such amendment or revision shall increase the number of Shares issuable under the Plan, change the designation of the class of Eligible Persons or decrease the price at which options may be exercised.

AGNICO-EAGLE
MINES LIMITED

QUEBECOR MERRILL
CANADA INC
Printed In Canada

RECEIVED
2004 APR 30 P 1:00
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AGNICO-EAGLE
MINES LIMITED

Audited Annual Financial Statements and Management's Discussion and Analysis
(Prepared in accordance with Canadian GAAP)

AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis should be read in conjunction with the accompanying audited annual financial statements. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are presented in US dollars unless otherwise specified.

TABLE OF CONTENTS

	Page
Management's Discussion and Analysis	
Overview	1
Highlights	1
2004 Outlook	2
Results of Operations	3
Liquidity and Capital Resources	9
Risk Profile	10
Outstanding Securities	13
Critical Accounting Estimates	13
Summarized Quarterly Data	15
Five Year Financial and Operating Summary	17
Mineral Reserve & Mineral Resource Data	18
Audited Annual Financial Statements	
Management's Responsibility for Financial Reporting	21
Auditors' Report	22
Summary of Significant Accounting Policies	23
Balance Sheet	27
Statement of Income (Loss)	28
Statement of Deficit	29
Statement of Cash Flows	30
Notes to Financial Statements	31

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE COMPANY'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Agnico-Eagle Mines Limited is an intermediate-sized gold producer centered in one of the mining industry's most favorable political and regulatory environments in the world: Quebec, Canada. In its over 30 year history, Agnico-Eagle has never hedged away increases in the price of gold. Our LaRonde Mine is a proven gold producer with a long reserve life. We have amassed a large land position in one of the most prolific gold producing regions and we have the cash resources and experience to grow reserves and create a multi-mine platform.

The most important driver of financial performance for Agnico-Eagle is the spot price of gold. As we have never sold gold forward, we are positioned to benefit from rising gold prices. Due to the poly-metallic nature of the LaRonde orebody, spot prices of silver, copper and zinc are also key drivers of financial performance. Since the sale of these byproduct metals is important to both revenue and production costs per ounce, we occasionally implement hedging strategies to mitigate the effects of fluctuating prices. We have never sold gold forward because we believe that low-cost production is the best protection against decreasing gold prices. The US$/C$ exchange rate is an important financial driver to achieving low-cost production as practically all our operating costs are paid in Canadian dollars. As such, we also use hedging strategies to mitigate the impact of fluctuating exchange rates on our per ounce production costs.

In the last two years, we have encountered some operational challenges at LaRonde. We have fallen short of our production targets due to expansion related problems in 2002 and a rock-fall and production drilling challenges in 2003. However, with the expansion now complete and the implementation of a more focused and more conservative mining plan, we believe we have reduced mining risk and are well positioned to profit from higher gold and by-product metal prices. The production challenges of the past few years have accentuated the risks of reliance on the LaRonde Mine. Our strategy over the next few years will be to reduce our dependence on LaRonde as our sole source of production while still taking advantage of the mine's personnel and infrastructure. Our strategy envisions the development of multiple mines within a short distance of LaRonde with growing reserves and increasing production in one of the most mining friendly areas of the world. With our Lapa property only 7 miles away, and our Goldex property only 35 miles away, and with over 2.8 million ounces of cumulative gold reserves on these properties, we feel we can achieve long term-growth while capitalizing on internal synergies. Our strategy is to capitalize on these opportunities by using the expertise of the LaRonde team, the mine's large processing capacity and the Company's large pool of available tax deductions.

While regional expansion represents the core of our strategy, we continue to seek growth opportunities elsewhere. Our focus will be on politically stable regions and on situations where the expertise developed at LaRonde can add value.

We anticipate that LaRonde will generate strong free cash flow in 2004 and, coupled with our strong working capital position and completely undrawn credit facility, we are in a strong position to achieve our growth strategy. With a world class mine and promising properties in a mining friendly environment, we believe we can build per share value by focusing on these assets while retaining full leverage to rising gold prices.

Highlights

In 2003, an operationally challenging year, we produced 236,653 ounces of gold which was well below our original production target of 375,000 ounces. In the first quarter of 2003, we experienced a rock-fall at the LaRonde Mine in Quebec which forced us to change our mining sequence resulting in a delay in the extraction of higher grade gold mining blocks from the lower part of the mine. The effects of the rock-fall continued to adversely affect production in the second quarter. In the third quarter we faced production drilling challenges and realized lower than planned recoveries in the mill.

Despite these challenges, we achieved significant improvements in operating performance in the fourth quarter of 2003 as 73% of ore production came from the lower level mining horizon. This mining horizon contains ore that has substantially higher gold grades than that of the upper mine and is also substantially richer in copper. Onsite operating costs showed a steady improvement during the quarter and we were also able to begin accumulating a surface ore stockpile which will mitigate the inherent risks associated with mining and will act as a source of ore should unforeseen events, such as those we faced in 2003, affect mining operations.

The operational challenges in 2003 led to a net loss of $7.5 million or $0.17 per share compared to income of $13.2 million or $0.07 per share in 2002. Total cash operating costs to produce an ounce of gold were $269 for 2003 which was above our original estimate of $125 per ounce and above 2002 total cash operating costs of $182 per ounce. Total cash operating costs is a non-GAAP measure and is explained in "Results of Operations — Production Costs." Lower production, higher operating costs, and the stronger Canadian dollar were the major contributors to the increased cost per ounce. Other factors that contributed to the 2003 net loss were increased exploration expenditures resulting from the work conducted on the Lapa property, increased amortization, increased interest expense as no interest was capitalized in the current year, increased administrative expenditures and the fact that in 2002, we had a one time gain from the settlement of our senior convertible notes.

In the fourth quarter, as a result of operational improvements, we achieved net earnings of $5.3 million or $0.06 cents per share compared to earnings of $3.4 million or $(0.06) per share in the fourth quarter of 2002. Compared to 2002, we produced 7% fewer ounces in the fourth quarter of 2003, however revenue increased 32% driven by increased gold and byproduct metal prices. Fourth quarter 2003 earnings also reflected a higher tax recovery than the fourth quarter of 2002. Total cash operating costs in the fourth quarter of 2003 increased to $220 per ounce of gold produced from $198 in the same period of 2002 due to lower gold production and a stronger Canadian dollar, offset by higher byproduct revenue.

We ended the year with over $140 million in working capital, which includes $110 million in cash. Despite the production difficulties, stronger gold and byproduct prices helped the Company generate positive operating cash flow (before working capital changes) of $5 million in 2003. Operating cash flow was well below 2002 levels of $21 million due mainly to the operational challenges and stronger Canadian dollar, offset by increased metal prices. In the fourth quarter of 2003, we generated $7 million of operating cash flow compared to $4 million in the fourth quarter of 2002. The increase was mainly due to increased metal prices offset somewhat by the stronger Canadian dollar.

2003 brought exploration success which culminated in record year-end gold reserves of 7.9 million ounces. At LaRonde, not only did we replace 2003 production, but we also increased gold reserves by an additional one million ounces from four to five million ounces of gold. At Lapa, located only 7 miles east of LaRonde, the 2003 drilling program led to a conversion of 1.2 million ounces of gold resource into reserves. At Goldex, located 35 miles east of LaRonde, a new geological model and an independent engineering review led to a year end reserve of 1.6 million ounces of gold. A summary of our year end mineral reserve position can be found on page 19. Driven by this exploration success, the Company also acquired more property along the prolific Cadillac-Bousquet gold belt and the Cadillac-Larder Lake Break immediately to the south.

By the end of 2003, we had addressed LaRonde's operational problems. By the end of the year, we implemented a focused, more conservative mining plan and we ended the year with available cash resources of $210 million, which includes $100 million available under our revolving bank facility. We now look forward to 2004 with a renewed focus on implementing our growth strategy.

2004 Outlook

For 2004, we expect to produce 300,000 ounces of gold at total cash operating costs ranging between $155 and $165 per ounce. The estimated decline in total cash operating costs is due to the elimination of the El Coco royalty and projected increase in gold and byproduct metal production. Our estimated silver and byproduct copper and zinc production, along with metal price assumptions and sensitivities, can be found in "Results of Operations — Production costs". At an estimated $340 gold price and US$/C$ exchange rate of $1.30, we expect to generate strong operating cash flow which we will use to fund capital additions at LaRonde and the continued development of our promising Lapa and Goldex properties.

Results of Operations

Revenues from Mining Operations

In 2003, revenue from mining operations increased 18% to $127 million from $108 million in 2002. The majority of our revenue is derived from precious metal sales. Sales of gold and silver typically account for more than 80% of Agnico-Eagle's revenue. Revenues from mining operations are accounted for net of related smelting, refining and other charges. In 2003, precious metal sales accounted for 84% of revenue, down, slightly from 87% in 2002. This slight decrease over 2002 was due to surging metal prices in the latter half of the year for byproduct copper and zinc. In 2004, we anticipate precious metal sales to account for 80% of overall revenue. The table below summarizes net revenue by metal:

	2003	2002	% Change
Gold	$ 85,566	$ 80,177	7%
Silver	20,584	14,115	46%
Copper	6,452	(1,027)	728%
Zinc	14,218	14,516	(2)%
	$126,820	$107,781	18%

The increase in gold revenue was due to an 18% increase in realized prices offset by a 9% decrease in gold production. Revenues benefited from a 28% increase in silver production and a 10% increase in realized silver prices. Copper production increased by 126% while copper prices realized increased 17%. In 2002, net copper revenue had a negative effect on total revenue due to historically low copper prices not being sufficient to recover the smelting, refining and transportation charges. However, since a majority of the gold ounces we recover is contained in our copper concentrate, this negative net revenue represents a necessary cost of producing gold. Finally, zinc production declined 7% while realized zinc price increased 12% leaving net zinc revenue essentially unchanged.

Decreased gold production in 2003 was due to a number of factors. In the first quarter of 2003, we experienced a rock-fall which delayed extraction of higher grade gold mining blocks from the lower part of the mine. The affected area stabilized on its own and we were able to recover and process most of the ore. We filled the affected area with cemented rock fill and paste fill to further stabilize the area, and reduced the widths of certain mining blocks to accelerate the establishment of the pyramidal mining sequence. Due to the remedial work conducted in this area, we reduced tonnage from the gold/copper rich lower levels and replaced it with tonnage from the upper zinc/silver rich areas of the mine. This resequencing of production led to increased silver production for 2003. For 2004, most of the production will come from secondary, de-stressed mining blocks which should reduce the risk of such an event reoccurring.

In the third quarter of 2003, we encountered production drilling challenges. Squeezing drill holes slowed down the planned extraction time of mining blocks from the lower part of the mine. These drilling challenges resulted in shortages of ore which lead to numerous "stop-start" cycles in the mill but were resolved in the third and fourth quarters and are not expected to affect production in 2004. To address these drilling challenges, we added two production drills, increased drill hole diameter and changed our blasting method. The new blasting method has been successful in decreasing dilution and improving fragmentation and, coupled with the completion of the Level 219 crushing plant, has improved ore flow and increased productivity.

Although more ore was being mined from the upper areas of the mine, zinc production declined and copper production increased over 2002 as we were able to steadily increase tonnage from the lower levels throughout the year. In the fourth quarter, LaRonde delivered record quarterly production from the lower gold/copper rich levels with 73% of total tonnage processed coming from these levels. This led to fourth quarter production of 70,299 ounces which was 7% lower than the same quarter in 2002 but in line with our expectations.

In light of the operational challenges encountered in 2003, in the fourth quarter, the Company undertook a comprehensive review of short-term and long-term production targets. Based on recent experience, we implemented a more conservative mining plan. We have also taken a number of measures to reduce our exposure to normal mining risk such as increasing our surface ore stockpile. This stockpile will ensure that the mill can temporarily continue to process ore in the event of production stoppages due to unforeseen circumstances such as those encountered in 2003.

2004 Outlook: *Revenues from mining operations are expected to increase significantly in 2004 as production for all metals is projected to increase and current market conditions indicate that metal prices will be higher than those realized in 2003. The table below summarizes our estimated production for 2004:*

	2004 Estimate	*2003 Actual*	*% Change*
Gold (ounces)	*300,000*	*236,653*	*27%*
Silver (000's ounces)	*4,700*	*3,953*	*19%*
Copper (000's pounds)	*24,000*	*20,131*	*19%*
Zinc (000's pounds)	*120,000*	*100,337*	*20%*

Interest and Sundry Income

Interest and sundry income consists of interest on cash balances, realized gains on the disposition of available-for-sale securities, and amortization related to our gold put option contracts expiring in the year. Interest and sundry income was $2.4 million in 2003 compared to $2.0 million in 2002. The $0.4 million increase was due to a number of factors. While interest on cash balances remained relatively unchanged over 2002, in 2003, we realized approximately $2.5 million in gains on the disposition of available-for-sale securities. This gain was offset by a $1.8 million charge relating to the cost of gold puts purchased in 1999.

2004 Outlook: *Interest and sundry income is projected to be essentially nil in 2004 as interest income on our cash balance is expected to be offset by the non-cash amortization of the cost of our gold put option contracts.*

Production Costs

In 2003, production costs increased 38% to $106 million from $77 million. Operating costs per ton milled remained essentially unchanged compared to 2002 at C$52 per ton. (Operating costs per ton is a non-GAAP measure and is explained below.) The following table summarizes the components of operating cost per ton.

	2003	**2002**
Definition Drilling	C$ 0.29	C$ 0.35
Stope Development	6.75	6.90
Mining	9.84	8.77
Underground Services	14.73	13.27
Milling	15.67	16.48
Surface Services	1.28	1.54
Administration	3.69	4.29
	C$52.25	C$51.60

The rock-fall in the first quarter and the production drilling challenges encountered in the third quarter caused mining and underground service costs to increase in 2003. However, we addressed the production drilling challenges in the third quarter and steadily ramped up tonnage milled in the fourth quarter. We milled 627,000 tons in the fourth quarter of 2003 which represents a 17% increase over the same quarter of 2002. Fourth quarter gold production was 7% lower than 2002 due to decreased gold grades as a result of the implementation of a more conservative mining plan. Onsite operating costs per ton in the fourth quarter were C$54 per ton compared to C$53 per ton in the prior year; however, steady improvement was made throughout the quarter as our operating costs decreased to C$48 per ton in December. For 2004 we expect a slight increase in operating costs to be offset by an estimated 4% increase in total tons milled. Therefore, we expect operating costs per ton to decrease to between C$49 and C$51 per ton.

In 2003, total cash operating costs to produce an ounce of gold increased 48% to $269 from $182 in 2002. Total cash operating costs are comprised of onsite operating costs reduced by net silver, zinc and copper revenue. The table below summarizes the components of the increase in total cash operating costs per ounce of gold produced.

	4th Quarter	Year to Date
2002 total cash operating costs	$198	$182
Lower gold production	14	19
Stronger Canadian dollar	29	30
Higher El Coco royalty	(30)	13
Increased operating costs	79	77
Higher byproduct revenue	(70)	(52)
2003 total cash operating costs	$220	$269

Increased operating costs for both the fourth quarter and year to date were a result of increased tonnage mined and processed coupled with increased mining and underground services costs resulting from the first quarter rock-fall and the production drilling challenges encountered in the third quarter. Increasing byproduct metal prices had a more significant effect in the fourth quarter than on the entire year as most of the yearly increase in metal prices occurred in the fourth quarter. Copper and zinc prices increased 8% and 2%, respectively in the first nine months of 2003 and increased 22% and 17%, respectively in the fourth quarter. For 2004, we expect the El Coco royalty to be completely eliminated as that area of the mine is essentially mined out. As byproduct metal prices increased throughout the year, we took the opportunity to liquidate our hedges of byproduct production. Therefore, at the end of the year, we had full leverage to increasing byproduct metal prices.

Total cash operating cost data is not a recognized measure under Canadian GAAP and this data may not be comparable to data presented by other gold producers. We believe that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons in production costs. Cost per ton data is computed as minesite operating costs, excluding the El Coco royalty, divided by tons processed through the mill. Total cash operating cost data can be affected by fluctuations in byproduct metal prices and exchange rates, and royalty expenses. We have included these measures as we understand some investors use this data to assess our operating performance and ability to generate earnings and cash flow at various gold prices. All of the non-GAAP measures used should be considered together with other data prepared in accordance with Canadian GAAP, and none of the measures taken by themselves is necessarily indicative of operating costs or cash flow measures prepared in accordance with Canadian GAAP. The tables presented below reconcile total cash operating costs and operating costs per ton to the figures presented in the financial statements prepared in accordance with Canadian GAAP.

Reconciliation of Total Cash Operating Costs per Ounce

	2003	2002	2001
	(thousands, except as noted)		
Production costs per Consolidated Statement of Income (Loss)	$ 105,654	$ 76,926	$ 65,789
Adjustments:			
Inventory adjustments[i]	368	(364)	81
Byproduct revenues, net of smelting, refining and marketing charges	(41,254)	(27,850)	(28,383)
El Coco royalty	(12,888)	(10,764)	(5,424)
Non-cash reclamation provision	(1,183)	(1,301)	(1,155)
Cash operating costs	$ 50,697	$ 36,647	$ 30,908
Gold production (ounces)	236,653	260,183	234,860
Cash operating costs (per ounce)	$ 215	$ 141	$ 132
El Coco royalty	54	41	23
Total cash operating costs	$ 269	$ 182	$ 155

Reconciliation of Operating Costs per Ton

	2003	2002	2001
	(thousands, except as noted)		
Production costs per Consolidated Statement of Income (Loss)	$ 105,654	$ 76,926	$ 65,789
Adjustments:			
Inventory(i) and hedging(ii) adjustments	54	(348)	57
El Coco royalty	(12,888)	(10,764)	(5,424)
Non-cash reclamation provision	(1,183)	(1,301)	(1,155)
Minesite operating costs (US$)	$ 91,637	$ 64,513	$ 59,267
Minesite operating costs (C$)	$ 127,931	$101,289	$ 91,752
Tons milled (000's tons)	2,449	1,963	1,805
Operating costs per ton (C$)	$ 52	$ 52	$ 51

Notes:

(i) Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash operating costs and operating costs per ton are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the year.

(ii) Hedging adjustments reflect gains and losses on the Company's derivative positions entered into to hedge the effects of foreign exchange fluctuations on production costs. These items are not reflective of operating performance and thus have been eliminated when calculating operating costs per ton.

2004 Outlook: *For 2004, we expect our total cash operating costs to be in the range of $155 to $165 per ounce of gold. As net silver, zinc and copper revenue are treated as a reduction of operating costs in arriving at total cash operating costs per ounce, production and price assumptions play an important role in our 2004 estimate. As our operating costs are denominated in Canadian dollars, the US$/C$ exchange rate can also affect our estimate. The table below summarizes the metal price assumptions and exchange rate assumptions used in deriving our 2004 estimate. 2004 production estimates for each metal are shown in the section entitled "Revenues from mining operations".*

Silver	*$5.00*
Zinc	*$0.40*
Copper	*$0.85*
US$/C$ exchange rate	*$1.30*

As we have currently not hedged any of the above production, changes in the prices of these metals will impact our total cash operating cost estimate. We currently have hedges in place to protect the downside risk associated with a strengthening Canadian dollar. For 2004, we have hedged approximately 30% of our estimated Canadian dollar operating costs at a US$/C$ exchange rate of $1.59. The chart below shows the impact on total cash operating costs per ounce of changes in the variables discussed above. The sensitivities presented for the changes in the US$/C$ exchange rate take into account the above hedges.



F/X
ZN
AG
CU
(31)
11
(14)
16
(9)
10
(6)
7
(40)
(30)
(20)
(10)
-
10
20
+10%
-10%

Exploration and Corporate Development Expense

In 2003, our exploration team continued to focus on the Lapa property which is located only 7 miles east of LaRonde. Their efforts resulted in a resource to reserve conversion of 1.2 million ounces of gold. The property did not have reserves in 2002. In conjunction with our exploration success, our corporate development team was active in acquiring a 100% interest in the Lapa property, a transaction completed late in the second quarter. We also acquired the Bousquet property adjacent to the LaRonde Mine, expanding our property interests along the gold belt which hosts our LaRonde Mine. The former Bousquet mine office is now being used by a dedicated regional development team to evaluate and prioritize the Company's exploration and development projects in the region.

In 2003, we re-evaluated our Goldex project. A new reserve and resource model was estimated which showed positive economics and led to a resource to reserve conversion of 1.6 million ounces of gold. The property did not have reserves in 2002. We have now decided to undertake an underground program to provide additional geological information. Over the course of 2004, we expect to complete three vertical slot raises through the orebody. We expect to process this material early in 2005. The objective of this bulk sample and additional drilling planned for 2004 is to attempt to increase the level of confidence in the gold grade. Although our current focus is growth in our own backyard, we continue to evaluate corporate development opportunities which could potentially increase returns for our shareholders.

Total exploration and corporate development expense, including equity losses of Sudbury, increased 102% in 2003 to $7.6 from $3.8 million in 2002. The table below summarizes exploration and corporate development expense (thousands):

	2003	2002
Lapa property	1,751	246
Other regional properties	465	976
Exploration conducted by Sudbury Contact Mines Limited	4,216	2,271
Corporate development expense	1,169	273
	7,601	3,766

Exploration is only conducted if warranted by drilling results and project economics. Therefore, the increase in expenses over 2002 reflects the success of our exploration and development work during 2003. The 2003 gross exploration expenses on the Lapa property were approximately $3.0 million. However, these expenses were reduced by exploration investment tax credits received from the provincial government of Quebec. In 2003, our 49.9% equity investee, Sudbury Contact Mines Limited ("Sudbury"), conducted more exploration due to the encouraging results on the Timiskaming diamond project. In 2002, we owned approximately 64% of Sudbury and were fully consolidating its exploration expenses as we were providing full funding for its projects. In 2003, through a series of equity financings, Sudbury became more financially independent and our ownership interest was diluted to less than 50%. Therefore, as of August 31, 2003, we are no longer required to consolidate Sudbury's operations with our own as we no longer control Sudbury's strategic operating, investing and financing decisions. Our 2003 exploration expenses reflect 100% of Sudbury's exploration expenses up to that time and our 49.9% share of exploration expenses subsequent to de-consolidation.

2004 Outlook: *Exploration and corporate development expense, including our share of Sudbury's exploration expenses, are expected to decrease in 2004 as we have met the criteria for capitalization at the Lapa and Goldex properties and exploration expenditures related to these properties will not be recorded in the income statement in 2004. We expect to record $3.2 million of exploration on our income statement in 2004 which includes $1.2 million in non-cash expenses representing our 49.9% share of Sudbury's exploration expenses. However, this estimate could increase materially if we have success on our various exploration properties.*

General and Administrative Expenses

General and administrative expenses increased to $7.1 million in 2003 from $5.5 million in 2002. Of the $1.6 million increase, 42% is attributable to the stronger Canadian dollar as general and administrative expenses are almost entirely denominated in Canadian dollars. An additional 30% is attributable to compliance with new financial reporting and securities law requirements. The remainder of the increase is attributable to increased corporate activities.

2004 Outlook: *Assuming a US$/C$ exchange rate of $1.30, general and administrative expenses are not expected to increase materially in 2004.*

Provincial and Federal Capital Taxes

Provincial capital taxes were $1.2 million in 2003 compared to $0.8 million in 2002. These taxes are assessed on the Company's capitalization (paid-up capital and debt) less certain allowances. The increase in 2003 was attributable to less exploration expenses being eligible for provincial tax credits that decrease capital taxes otherwise payable. We estimate 2004 capital taxes to be $1.9 million due to increases in capitalization and less exploration expenses eligible for the provincial tax credits.

Federal capital taxes are assessed on essentially the same capitalization base as provincial capital taxes. The increase in 2003 to $1.1 million from $0.9 million in 2002 represents increases in capitalization throughout the year. New legislation introduced in 2003 will completely eliminate federal capital taxes by 2008. These changes will be phased in gradually with rate reductions each year. Based on new legislation, we estimate federal capital taxes to be $0.9 million in 2004.

2004 Outlook: *Provincial capital taxes are expected to be $1.7 to $2.0 million in 2004 and, based on new legislation, we estimate federal capital taxes to be $0.9 million in 2004.*

Amortization Expense

Amortization expense was $17.5 million in 2003 compared to $12.6 million in 2002. The Company calculates its amortization on a unit-of-production basis using proven and probable reserve tonnage as its amortization base. A 25% increase in tons processed coupled with an increased capital base due to the recently completed LaRonde expansion more than offset the year end increase in reserves.

2004 Outlook: *Amortization is expected to increase as milled throughput increases in 2004. On a per ton basis, amortization is expected to remain unchanged at $8 per ton as the increased capital base was offset by the year end increase in reserves.*

Interest Expense

In 2003, interest expense increased 10% to $2.2 million from $2.0 million in 2002 as no interest was capitalized in 2003. In 2002, interest was comprised of approximately $1.5 million related to interest on the old convertible notes while $0.5 million related to non-cash amortization of financing costs associated with the revolving cretdit facility. In 2003, interest was comprised of $1.5 million of cash standby fees and other costs associated with the revolving bank facility and the remaining $0.7 million represents non-cash amortization of the financing costs associated with revolving bank facility. In 2002, $2.3 million in interest on our revolving bank facility was capitalized as the facility was used to fund the expansion at LaRonde. The Company presents the 2012 subordinated convertible debentures as an equity instrument and therefore interest on the debentures is charged to retained earnings rather than income.

In the fourth quarter of 2003, we entered into an interest rate swap whereby we swapped our fixed rate payments on the convertible subordinated debentures for variable rate payments. The notional amount under the swap exactly matches the $144 million face value of the debentures and the swap agreement terminates on February 15, 2006, which is the earliest date that the debentures can be called for redemption. Under the terms of the swap agreement, we make interest payments of three-month LIBOR plus a spread of 2.37% and receive fixed interest payments 4.50% which completely offsets the interest payments we make on the subordinated convertible debentures. The three-month LIBOR rate was also capped at 3.38% such that total variable interest payments will not exceed 5.75%. Based on the current three-month LIBOR rate of 1.12%, we estimate that this transaction will save approximately $1.5 million in debenture interest annually.

2004 Outlook: *Interest expense is expected to decrease by approximately $1.5 million as we realize the benefits of our interest rate swap, assuming variable LIBOR rates remain at current levels throughout the year. Under Canadian GAAP, the debentures are presented, in their entirety, as an equity instrument and therefore interest costs related to the debentures are charged to deficit as incurred. However, as a result of this accounting treatment, the interest rate swap does not qualify for hedge accounting. Accordingly, gains and losses realized under the swap are recorded in income.*

Income and Mining Taxes

In 2003, the effective accounting income tax recovery rate was 15.0% compared to an income tax rate of 6.2% in 2002. Although we reported a net loss before income and mining taxes of $7.5 million, we did not record the benefit of these losses. These losses are available as deductions in future years but due to the uncertainty surrounding the realization of the benefit of these losses, we did not record these future benefits as tax assets. The accounting recovery rate was mostly generated by changes in Canadian income tax legislation which now provides a federal deduction for provincial mining duties paid. Therefore, we recorded an asset representing the future deductions that will be available at the federal level arising from the payment of provincial mining duties. The recording of this asset gave rise to the current year recovery.

In 2002, we recorded income before income and mining taxes of $15.1 million and recorded a tax provision of 6.2%. The tax rate was reduced from the statutory tax rate of 39.9% due to the effect of resource allowances, the utilization of previously unrecognized losses carried forward, non-taxable capital gains, and the accelerated recovery of provincial mining duties. The accelerated mining duty recovery was partially offset by an increase to future mining tax liabilities for the resultant decrease in development pools available for future deductions.

2004 Outlook: *We expect our effective income tax rate to be approximately 30% in 2004 (including provincial mining duties). This effective tax rate could decrease if we are able to realize unrecognized tax assets. Due to uncertainty surrounding the realization of certain tax assets, we have provided a full valuation allowance against limited life tax assets, and as, such the possible benefit of these future tax deductions is not recorded as an asset in the financial statements. Due to rising metal prices, we expect to be able to realize some of these assets before they expire thus leading to corresponding tax credits in income representing the decrease in valuation allowance attached to these tax assets.*

Liquidity and Capital Resources

As a result of the operating challenges encountered in 2003, we ended the year with less capital resources than 2002. Including $100 million of undrawn credit under our revolving bank facility, we ended 2003 with available cash resources of $210 million compared to $253 million at the end of 2002. We expect an additional $25 million to become available under our revolving bank facility in the fourth quarter of 2004 once we satisfy certain completion tests in connection with the LaRonde Mine expansion. In 2003, we used $43 million in cash compared to 2002 when we added $132 million to our cash position. The largest components of the cash used in 2003 were:

- $42 million in capital expenditures at LaRonde; and
- $10 million net investment and acquisition expenditures including $9 million for Lapa and $4 million for Bousquet offset by $3 million generated from the sale of available-for-sale securities.

These cash outflows were offset by $11 million in operating cash flow. Despite the production difficulties, we still managed to generate positive operating cash flow due in large part to the increase in metal prices. The metal price increases were offset somewhat by the strengthening Canadian dollar and our increased exploration activities driven by our success at Lapa. Financing cash flows included $5 million of employee stock purchases under our share purchase and stock option plans.

In 2003, the Company declared its 24th consecutive annual dividend of $0.03 per share, unchanged from 2002. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Company's Board of Directors and will be subject to factors such as income, financial condition, and capital requirements.

The Company's material obligations under firm contractual commitments relate to the convertible subordinated debentures in aggregate principal amount of $143.8 million maturing on February 15, 2012. The Company may redeem the debentures on or after February 15, 2006 in cash or, at the option of the Company, by delivering freely tradable common shares.

In 2003, the Company was unable to achieve its completion test and was in default of its interest coverage covenants under its revolving bank facility. Given that the facility was completely undrawn throughout 2003, these were technical violations which were waived by all the banks in the lending syndicate for the third and fourth quarters of 2003. The syndicate also extended the deadline for achieving the completion test to September 30, 2004.

2004 Outlook: *In 2004, we expect to incur approximately $23 million in sustaining and project capital expenditures at LaRonde and approximately $14 million in expenditures on other projects, including Lapa, Goldex and LaRonde II. At Lapa, we will continue to drill to expand the reserve base and will complete preliminary engineering with the intent of accelerating development of the property. At Goldex, we will undertake a bulk sampling program to obtain an increased level of confidence in the gold grade. The bulk sample will consist of three vertical slot raises through the orebody and we expect to process this material early in 2005. At LaRonde II, we expect a detailed feasibility study to be completed late in 2004. We expect all these capital expenditures to be completely funded out of operating cash flow. An expected increase in gold and by-product metal production and rising metal prices will be the key drivers to attaining strong operating cash flows.*

The following table provides a summary of our 2004 estimated capital and exploration expenditures. The grassroots exploration amount is the cash component of our estimated 2004 exploration expense and does not include the estimated $1.2 million which represents our 49.9% share of Sudbury's exploration expense (thousands).

Project	Capitalized	Expensed	Total
LaRonde I projects	$10,300	$ —	$10,300
LaRonde I sustaining	12,600	—	12,600
LaRonde II drilling & feasibility	3,800	—	3,800
Goldex bulk sample & engineering	4,700	—	4,700
Lapa drilling & engineering	3,200	—	3,200
Bousquet/Ellison drilling	2,300	—	2,300
Grassroots exploration		2,000	2,000
	$36,900	$2,000	$38,900

Risk Profile

Agnico-Eagle is subject to various risks that it encounters in its day-to-day operations. We mitigate the likelihood and potential severity of these risks through the application of the highest standards in the planning, construction and operation of our facilities. In addition, emphasis is placed on hiring and retaining competent personnel and developing their skills through training in safety and loss control. Agnico-Eagle's operating and technical personnel have a solid track record of developing and operating precious metal mines and the LaRonde Mine has been recognized for its excellence in this regard with various safety and development awards. Unfortunately, in spite of our extensive efforts to ensure the safety of our employees, industrial accidents can occur. In February 2004, an underground explosion claimed the life of a contract miner, and in March 2004, an accident in a storage area claimed the life of an employee.

We also mitigate some of the Company's normal business risk through the purchase of insurance coverage. An Insurable Risk Management Policy, approved by the Board of Directors, governs our purchase of insurance coverage and only permits the purchase of coverage from insurance companies of the highest credit quality. For a more complete list of the risk factors affecting Agnico-Eagle, please see the Company's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

In March 2004, Staff of the Ontario Securities Commission advised the Company by letter that Commission Staff are contemplating commencing proceedings against the Company in relation to the timing and content of the Company's disclosure concerning the rock fall that occurred at Agnico's LaRonde mine in Quebec early in

2003. The Company intends to co-operate fully with the Ontario Securities Commission and will respond as soon as practical to the Commission's letter. The Company is unable to determine whether there will be any material financial impact resulting from this matter.

Financial Risk

Agnico-Eagle's net income is most sensitive to metal prices and the US$/C$ exchange rate. The following graph shows the estimated impact on budgeted income per share ("EPS") in 2004 of a 10% change in assumed metal prices and exchange rates.


F/X
0.11
AU
0.10
ZN
0.05
AG
0.03
CU
0.02

In order to mitigate the impact of fluctuating precious and base metal prices, Agnico-Eagle enters into hedging transactions under its Metal Price Risk Management Policy, approved by the Board of Directors. The Company's policy and practice is not to sell forward its gold production. The Policy does allow the Company to review this to use hedging strategies where appropriate to ensure an adequate return on new projects. In the past, we have bought put options to protect a minimum gold price while maintaining full participation to gold price increases. The Company's policy does not allow speculative trading. At the end of 2003, the Company's only metal hedges are gold puts with a strike price of $260. These gold puts protect a minimum gold price of $260 for 44% to 64% of anticipated gold production between 2004 and 2007. Gold puts are exercised at our option therefore they do not limit participation to rising gold prices.

The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars. This gives rise to significant currency risk exposure. We have entered into currency hedging transactions under the Company's Foreign Exchange Risk Management Policy, approved by the Board of Directors, to hedge part of our exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar assets and liabilities into US dollars) as these do not give rise to cash exposure. For 2004, we have hedged approximately 30% of our Canadian dollar operating cost requirement at a US$/C$ exchange rate of $1.59. As shown in the chart above, a 10% increase in budget exchange rates would increase EPS by $0.11. Due to the 2004 foreign currency hedges, a 10% decrease in exchange rates would decrease EPS by only $0.05.

Fluctuations in interest rates can also affect income and cash flows. Due to the interest rate swap entered into in 2003, increases in LIBOR rates will increase interest expense. The maximum interest rate payable under the swap transaction is 5.75% thus, based on this maximum rate, the maximum exposure from rising interest rates is $0.02 per share. The Company has a Short-Term Investment Risk Management Policy, approved by the Board of Directors, which only permits investment of excess cash balances in short-term money market instruments of the highest credit quality.

Operational Risk

The business of gold mining is generally subject to certain types of risks and hazards such as environmental hazards, industrial accidents such as cave-ins, rock bursts, rock falls and flooding, unusual or unexpected rock formations, changes in the regulatory environment and metal losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. As a result, Agnico-Eagle may be required to incur significant costs that could have a material adverse effect on its financial performance, liquidity and results of operations.

Agnico-Eagle's LaRonde mine and milling operations account for all of our gold production and will continue to account for all of our gold production in the future unless additional properties are acquired or brought into production. Any adverse condition affecting mining or milling conditions at LaRonde could have a material adverse effect on our financial performance, liquidity and results of operations. At current reserves and mining rates, LaRonde has a mine life of approximately 15 years.

Our gold production estimates for 2004 and subsequent years may fall below estimated levels as a result of the general mining risks summarized above. Furthermore, production may be unexpectedly reduced if, during the course of mining, unfavorable ground conditions or seismic activity are encountered or grades are lower than expected. Production estimates may also be affected if the physical or metallurgical characteristics of ore are less amenable than expected to mining or treatment. Therefore, there can be no assurance that the Company will achieve current or future production estimates.

Our reported proven and probable mineral reserves are estimates and there can be no assurance that anticipated tonnage and grade can be achieved. Reserve figures have been determined based on assumed gold prices and operating costs. We have estimated mineral reserves based on a $325 per ounce gold price. Though the gold price is higher than the $300 per ounce assumption used in last year's reserve estimate, this impact was essentially negated by the change in the US$/C$ exchange rate assumed from $1.50 to $1.40. While gold prices were generally above $325 for 2003, the average gold price over the past three years has been below $325 per ounce. If gold prices of $300 and $350 were assumed, our gold reserve position would change by 6%. Substantial prolonged decreases in the price of gold, silver, copper and zinc and the US$/C$ exchange rate could have a material adverse effect on our financial performance, liquidity and results of operations. To help maintain or grow production levels over the long term, Agnico-Eagle must continually replace mineral reserves depleted by production by reclassifying mineral resources to reserves, expanding known orebodies or locating new ones. Success in gold exploration is highly uncertain and there is a risk that future depletion of mineral reserves through normal mining operations will not be adequately replaced.

Environmental Risk

Agnico-Eagle's activities are subject to extensive federal and local laws and regulations governing environmental protection and employee health and safety. Agnico-Eagle is required to obtain governmental permits and comply with mine reclamation rules. Although Agnico-Eagle makes provisions for reclamation costs, there can be no assurance that these provisions will be adequate to discharge the obligations associated with these regulations. Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages or revocation of permits and imposition of penalties. There can be no assurance that Agnico-Eagle has been or will be at all times in complete compliance with such laws and regulations or that the costs of complying will not have a material adverse effect on our financial performance, liquidity and results of operations.

Environmental laws and regulations are complex and have become more stringent over time. Any changes in such laws or environmental conditions could have a material adverse effect on Agnico-Eagle's financial condition, liquidity or results of operations. Agnico-Eagle is not able to estimate the impact of future changes in laws and regulations due to the uncertainty surrounding the ultimate form these changes may take. At December 31, 2003, Agnico-Eagle has accrued approximately $3 and $6 million, respectively, for each of its reclamation obligations on its LaRonde and Bousquet properties.

Derivatives Risk

Management enters into derivative contracts to limit the downside risk associated with fluctuating metal prices. The contracts act as economic hedges of our underlying exposures to metal price risk and foreign currency exchange risk and are not held for speculative purposes. We do not use complex derivative contracts to hedge our exposures. We use simple contracts, such as puts and calls, to mitigate downside risk yet maintain full participation to rising metal prices. We also enter into forward contracts to lock in exchange rates based on our projected Canadian dollar operating and capital needs.

By using derivative instruments, we have various financial risks. Credit risk is the risk that the counterparties to our derivative contracts will fail to perform on an obligation to us. We mitigate this risk by dealing with high quality counterparties such as financial institutions. Market liquidity risk is the risk that a derivative position cannot be liquidated quickly. We mitigate market liquidity risk by spreading out the maturity of derivative contracts over time, usually based on our projected production levels for the specific metal being hedged, such that the relevant markets will be able to absorb the contracts. Mark-to-market risk is the risk that an adverse change in market prices for our metals will affect our financial condition. Since we use derivative contracts as economic hedges, for most of the contracts, changes in the mark-to-market value do no affect income. For a description of the accounting treatment of our derivative contracts, please see "Critical Accounting Estimates — Financial Instruments."

Outstanding Securities

The following table presents the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 31, 2004 were exercised:

Common shares outstanding at March 31, 2004	84,956,333
Convertible debentures (based on debenture holders' option)	10,267,919
Employee stock options	3,301,400
Warrants	6,900,000
	105,425,652

The convertible debentures are convertible into common shares, at the option of the holder, at any time prior to maturity, at a conversion rate of 71.429 common shares per $1,000 principal amount of debentures. The debentures mature on February 15, 2012 but may be redeemed at the option of the Company on or after February 15, 2006 in cash or, at the option of the Company, by delivering freely tradable common shares.

Each warrant entitles the holder to purchase one common share at a price of US$19.00. The warrants expire on November 6, 2007.

Critical Accounting Estimates

The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company evaluates the estimates periodically, including those relating to metals awaiting settlement, inventories, future tax assets and liabilities, and mining properties. In making judgments about the carrying value of assets and liabilities, the Company uses estimates based on historical experience and various assumptions that are considered reasonable in the circumstances. Actual results may differ from these estimates.

The Company believes the following critical accounting policies relate to its more significant judgments and estimates used in the preparation of its financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the Company's disclosure in this MD&A.

Mining Properties

The Company capitalizes the cost of acquiring land and mineral rights. If a mineable ore body is discovered, such costs are amortized when production begins, using the unit-of-production method based on proven and probable reserves. If no mineable orebody is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Costs for grassroots exploration are charged to income when incurred until an orebody is discovered. Further exploration and development to delineate the orebody are capitalized once a feasibility study is successfully completed and proven and probable reserves established. Construction costs, including interest costs for projects specifically financed by debt, are capitalized at cost and are not depreciated until commercial production begins. Amortization is based on the unit-of-production method over the estimated proven and probable reserves of the mine.

Subsequent capital expenditures which benefit future periods, such as the construction of underground infrastructure, are capitalized at cost and depreciated as mentioned above.

The carrying values of mining properties, plant and equipment and deferred expenditures are periodically reviewed for impairment. Impairment testing is based on the future undiscounted net cash flows of the operating mine or development property. If it is determined that the estimated net recoverable amount is less than the carrying value, the asset is written down to its fair value with a charge to income. Estimated future cash flows include estimates of recoverable metals in proven and probable reserves. Metals price assumptions are determined considering current and historical prices, price trends and other market-related factors. Estimated future cash flows also consider ongoing capital requirements, reclamation costs, and related income and mining taxes, and are based on detailed engineering life-of-mine plans.

Revenue Recognition

The Company recognizes revenue from concentrates when legal title passes and estimates net realizable value using current metal prices and metal content from samples of the concentrates. Adjustments to the final settlements occur when the average metal prices are determined over a quotation period. These adjustments are included in revenue when determined and traditionally have not been material.

Revenue from gold and silver recovered in the form of doré bars is recorded when the gold and silver are refined and sold.

Reclamation Obligations

Estimated reclamation costs are based on legal, environmental and regulatory requirements. The costs of our active mining operations are accrued, on an undiscounted basis, as a production cost, on a unit-of-production method based on proven and probable reserves. We have made estimates of the final reclamation costs based on mine-closure plans approved by environmental agencies. We periodically review these estimates and update our reclamation cost estimates if assumptions change. Material assumptions that are made in deriving these estimates include variables such as mine life and inflation rates.

Future Tax Assets and Liabilities

The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities. Future tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the future tax asset will not be realized. The Company evaluates the carrying value of its future tax assets quarterly by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are forecasts of future taxable income and available tax planning strategies that could be implemented to realize future tax assets.

Stock-Based Compensation

The Company's existing stock-based compensation plan provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Share options have exercise prices equal to the market price at the grant date or over the life of the applicable vesting period depending on the terms of the option agreements. The fair value of these stock options is recorded as an expense on the date of grant. Fair value is determined using the Black-Scholes option valuation model which requires us to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables creates difficulties in determining a reliable single measure of the fair value of stock option grants. The dilutive impact of stock option grants is currently factored into the Company's reported diluted income (loss) per share.

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Total 2002
Consolidated Financial Data					
Income and cash flow					
LaRonde Division					
Revenues from mining operations	$ 25,092	$ 29,342	$ 21,024	$ 32,323	**$ 107,781**
Mine operating costs	17,352	19,181	15,362	25,031	**76,926**
Mine operating profit	$ 7,740	$ 10,161	$ 5,662	$ 7,292	**$ 30,855**
Net income (loss) for period	$ 5,778	$ 3,893	$ 153	$ 3,373	**$ 13,197**
Net income per share (basic and fully diluted)	$ 0.13	$ 0.03	$ (0.03)	$ (0.06)	**$ 0.07**
Operating cash flow*	$ 5,129	$ 10,099	$ 1,440	$ 4,464	**$ 21,132**
Operating cash flow per share	$ 0.07	$ 0.15	$ 0.02	$ 0.06	**$ 0.30**
Weighted average number of shares (in thousands)	68,006	69,050	69,549	76,676	**70,821**
Tons of ore milled	477,333	491,083	456,818	537,895	**1,963,129**
Head grades:					
Gold (ounces per ton)	0.14	0.17	0.13	0.14	**0.14**
Silver (ounces per ton)	2.52	2.28	2.25	2.32	**2.35**
Zinc	5.24%	3.64%	4.01%	3.74%	**4.14%**
Copper	0.22%	0.30%	0.31%	0.50%	**0.34%**
Recovery rates:					
Gold	94.54%	92.92%	92.43%	92.97%	**93.14%**
Silver	83.70%	80.10%	77.60%	80.60%	**80.60%**
Zinc	84.90%	81.40%	67.20%	78.00%	**78.40%**
Copper	60.30%	74.40%	63.60%	80.30%	**71.40%**
Payable production:					
Gold (ounces)	60,259	74,617	50,073	75,235	**260,183**
Silver (ounces in thousands)	724	709	547	1,104	**3,084**
Zinc (pounds in thousands)	35,997	24,740	20,713	26,610	**108,060**
Copper (pounds in thousands)	1,131	2,084	1,728	3,984	**8,927**
Realized prices (US$):					
Gold (per ounce)	$ 300	$ 310	$ 314	$ 318	**$ 312**
Silver (per ounce)	$ 4.48	$ 4.67	$ 4.73	$ 4.51	**$ 4.61**
Zinc (per pound)	$ 0.36	$ 0.36	$ 0.37	$ 0.34	**$ 0.34**
Copper (per pound)	$ 0.72	$ 0.78	$ 0.74	$ 0.71	**$ 0.70**
Total production costs per gold ounce produced (US$):					
Onsite operating costs (including reclamation provision)	$ 258	$ 219	$ 304	$ 244	**$ 253**
Less: Non-cash reclamation provision	(5)	(5)	(5)	(5)	**(5)**
Net byproduct revenues	(124)	(90)	(102)	(111)	**(107)**
Cash operating costs	$ 129	$ 124	$ 197	$ 128	**$ 141**
El Coco royalty	32	40	11	70	**41**
Total cash operating costs	161	164	208	198	**182**
Non-cash costs:					
Reclamation provision	5	5	5	5	**5**
Amortization	47	49	66	37	**48**
Total production costs	$ 213	$ 218	$ 279	$ 240	**$ 235**
Onsite operating costs per ton milled (Canadian dollars)	$ 52	$ 52	$ 51	$ 53	**$ 52**

* Before non-cash working capital

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Total 2003
Consolidated Financial Data					
Income and cash flow					
LaRonde Division					
Revenues from mining operations	$ 30,112	$ 30,014	$ 24,845	$ 41,849	**$ 126,820**
Mine operating costs	24,517	24,769	26,080	30,288	**105,654**
Mine operating profit	$ 5,595	$ 5,245	$ (1,235)	$ 11,561	**$ 21,166**
Net loss for period	$ (3,564)	$ (3,423)	$ (5,809)	$ 5,334	**$ (7,462)**
Net loss per share (basic and fully diluted)	$ (0.08)	$ (0.06)	$ (0.09)	$ 0.06	**$ (0.17)**
Operating cash flow*	$ 1,159	$ 2,575	$ (6,016)	$ 6,873	**$ 4,591**
Operating cash flow per share	$ 0.01	$ 0.03	$ (0.07)	$ 0.08	**$ 0.05**
Weighted average number of shares (in thousands)	83,725	83,836	83,954	84,424	**83,889**
Tons of ore milled	602,633	648,292	570,661	626,994	**2,448,580**
Head grades:					
Gold (ounces per ton)	0.10	0.10	0.10	0.12	**0.11**
Silver (ounces per ton)	2.44	2.24	1.69	2.22	**2.16**
Zinc	3.55%	3.14%	2.71%	2.87%	**3.10%**
Copper	0.45%	0.52%	0.62%	0.60%	**0.55%**
Recovery rates:					
Gold	91.66%	90.62%	91.60%	91.79%	**91.41%**
Silver	83.80%	80.80%	79.79%	85.80%	**82.60%**
Zinc	78.20%	77.80%	75.00%	81.60%	**78.20%**
Copper	79.10%	79.20%	79.90%	82.50%	**80.30%**
Payable production:					
Gold (ounces)	55,005	60,157	51,192	70,299	**236,653**
Silver (ounces in thousands)	1,036	1,049	648	1,220	**3,953**
Zinc (pounds in thousands)	27,964	27,080	20,561	24,732	**100,337**
Copper (pounds in thousands)	3,956	5,015	5,411	5,749	**20,131**
Realized prices (US$):					
Gold (per ounce)	$ 350	$ 349	$ 365	$ 395	**$ 368**
Silver (per ounce)	$ 4.70	$ 4.57	$ 5.04	$ 5.27	**$ 5.07**
Zinc (per pound)	$ 0.35	$ 0.35	$ 0.37	$ 0.43	**$ 0.38**
Copper (per pound)	$ 0.76	$ 0.73	$ 0.80	$ 0.94	**$ 0.82**
Total production costs per gold ounce produced (US$):					
Onsite operating costs (including reclamation provision)	$ 378	$ 371	$ 454	$ 372	**$ 390**
Less: Non-cash reclamation provision	(2)	(2)	(5)	(3)	**(2)**
Net byproduct revenues	(207)	(161)	(140)	(189)	**(173)**
Cash operating costs	$ 169	$ 208	$ 309	$ 180	**$ 215**
El Coco royalty	74	50	59	40	**54**
Total cash operating costs	243	258	368	220	**269**
Non-cash costs:					
Reclamation provision	2	2	5	3	**2**
Amortization	82	80	87	53	**74**
Total production costs	$ 327	$ 340	$ 460	$ 276	**$ 345**
Onsite operating costs per ton milled (Canadian dollars)	$ 52	$ 48	$ 56	$ 54	**$ 52**

* Before non-cash working capital

AGNICO-EAGLE MINES LIMITED

FIVE YEAR FINANCIAL AND OPERATING SUMMARY

(thousands of United States dollars, except as noted)

	Year ended December 31,				
	2003	2002	2001	2000	1999
Financial Data					
Revenues from mining operations	**$ 126,820**	$ 107,781	$ 93,677	$ 66,971	$ 25,583
Interest and sundry income	**2,429**	2,038	1,784	1,097	2,506
	129,249	109,819	95,461	68,068	28,089
Costs and expenses	**136,744**	94,734	103,153	74,837	51,780
Income (loss) before income and mining taxes	**(7,495)**	15,085	(7,692)	(6,769)	(23,691)
Income and mining tax expense (recoveries)	**(33)**	1,888	(37)	(3,377)	(8,770)
Net income (loss)	**$ (7,462)**	$ 13,197	$ (7,655)	$ (3,392)	$ (14,921)
Net income (loss) per share	**$ (0.17)**	$ 0.07	$ (0.12)	$ (0.06)	$ (0.28)
Operating cash flow (before non-cash working capital)	**$ 4,591**	$ 21,132	$ 12,359	$ 4,923	$ (13,570)
Operating cash flow per share	**$ 0.05**	$ 0.30	$ 0.20	$ 0.09	$ (0.25)
Cash dividend per share	**$ 0.03**	$ 0.03	$ 0.02	$ 0.02	$ 0.02
Capital expenditures	**$ 42,038**	$ 64,836	$ 36,278	$ 68,387	$ 68,892
Average gold price per ounce realized	**$ 368**	$ 312	$ 273	$ 278	$ 274
Average exchange rate — US$ per Canadian dollar	**$ 0.7137**	$ 0.6368	$ 0.6458	$ 0.6723	$ 0.6725
Weighted number of shares (outstanding — basic (in thousands)	**83,889**	70,821	61,334	54,447	53,331
Working capital (including undrawn credit lines)	**$ 263,437**	$ 307,693	$ 137,567	$ 51,384	$106,941
Total assets	**$ 631,755**	$ 592,068	$ 393,753	$ 359,407	$285,274
Long-term debt	**$ —**	$ —	$ 147,266	$ 180,666	$124,122
Common shareholders' equity	**$ 541,754**	$ 542,855	$ 211,315	$ 128,545	$126,843
Operating Summary					
LaRonde Division					
Revenues from mining operations	**$ 126,820**	$ 107,781	$ 93,677	$ 66,971	$ 25,583
Mine operating costs	**105,654**	76,926	65,789	51,901	29,041
Mine operating profit (loss)	**$ 21,166**	$ 30,855	$ 27,888	$ 15,070	$ (3,458)
Tons of ore milled	**2,448,580**	1,963,129	1,805,248	1,415,888	798,396
Grade — ounces of gold per ton	**0.11**	0.14	0.15	0.14	0.13
Gold production — ounces	**236,653**	260,183	234,860	173,852	90,035
Silver production — ounces (in thousands)	**3,953**	3,094	2,524	1,128	277
Zinc production — pounds (in thousands)	**100,337**	108,060	126,275	50,681	9,778
Copper production — pounds (in thousands)	**20,131**	8,927	4,096	4,943	3,282
Total production costs per gold ounce produced (US$):					
Onsite operating costs (including reclamation provision)	**$ 390**	$ 253	$ 257	$ 294	$ 334
Less: Non-cash reclamation provision	**(2)**	(5)	(5)	(3)	(4)
Net byproduct revenues	**(173)**	(107)	(120)	(103)	(53)
Cash operating costs	**$ 215**	$ 141	$ 132	$ 188	$ 277
El Coco royalty	**54**	41	23	—	—
Total cash operating costs	**$ 269**	$ 182	$ 155	$ 188	$ 277
Non-cash costs:					
Reclamation provision	**2**	5	5	3	4
Amortization	**74**	48	45	33	61
Total production costs	**$ 345**	$ 235	$ 205	$ 224	$ 342
Onsite operating costs per ton milled (Canadian dollars)	**$ 52**	$ 52	$ 52	$ 54	$ 56
Gold reserves and resources:					
Total Proven and Probable Reserves & Indicated Resources (thousands, ounces of gold)	**8,693**	5,135	3,399	3,649	3,016
Total Inferred Resources (thousands, ounces of gold)	**4,251**	5,160	5,110	4,111	3,051

Agnico-Eagle Mineral Reserve & Mineral Resource Data

Category and Zone	Au(oz/t)	Ag(oz/t)	Cu(%)	Zn(%)	Au (000's oz.)	Tons (000's)
Proven Mineral Reserve						
LaRonde	0.09	2.49	0.42	4.24	638	6,848
Bousquet	0.09	—	—	—	9	104
Subtotal Proven Mineral Reserve	0.09	—	—	—	647	6,952
Probable Mineral Reserve						
LaRonde	0.13	1.47	0.31	2.32	4,383	34,754
Lapa	0.25	—	—	—	1,187	4,661
Goldex	0.07	—	—	—	1,647	23,983
Subtotal Probable Mineral Reserve	0.11	—	—	—	7,217	63,938
Total Proven and Probable Mineral Reserves	**0.11**	—	—	—	**7,864**	**70,350**
Measured & Indicated Mineral Resource						
LaRonde	0.09	0.70	0.27	1.10	327	3,716
Goldex	0.08	—	—	—	91	1,174
Lapa	0.16	—	—	—	114	705
Bousquet	0.16	—	—	—	256	1,608
Ellison	0.16	—	—	—	41	249
Total Measured & Indicated Resource	**0.11**	—	—	—	**829**	**7,452**
Inferred Mineral Resource						
LaRonde	0.19	1.15	0.35	0.94	2,889	15,294
Bousquet	0.27	—	—	—	648	2,445
Goldex	0.06	—	—	—	173	2,797
Lapa	0.18	—	—	—	58	324
Ellison	0.29	—	—	—	483	1,692
Total Inferred Resource	**0.19**	—	—	—	**4,251**	**22,552**

A qualified person, Guy Gosselin, P.Eng., P.Geo., LaRonde Division's Chief Geologist, has verified the LaRonde exploration information disclosed in this report. The verification procedures, the quality assurance program and quality control procedures used in preparing such data may be found in the 2004 Mineral Resource and Mineral Reserve Report, Agnico-Eagle Mines Limited, LaRonde Division, dated March 26, 2004, filed on SEDAR.

Agnico-Eagle Mines Ltd. is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves. The effective date of each estimate is December 31, 2003. More recent information on exploration, mining, processing, metallurgy and other economic factors have also been used. The estimates disclosed in this report are based on the following key metal price assumptions and foreign exchange rates: gold, $325/oz; silver, $5.00/oz; copper $0.80/lb; zinc $0.50/lb; US$/C$=1.40. There are no known relevant issues that would materially affect the estimates. No independent verification of the data has been published.

Tonnage amounts and contained metal amounts presented in the tables in this report have been rounded to the nearest 1000.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonable assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

The qualified person responsible for the LaRonde II, Lapa and Goldex pre-feasibility studies is Rosaire Émond P.Eng., Regional Division's Senior Mining Engineer.

The qualified person responsible for the LaRonde mineral reserve and resource estimate is Guy Gosselin, P.Eng, P.Geo., LaRonde Division's Chief Geologist. A description of the operating and capital cost assumptions, parameters and methods used to estimate the Penna shaft can be found in the LaRonde Division SEDAR disclosure cited above. Recently disclosed probable reserves, located between 9,200 ft and 9850 ft depth, are estimated using a grade cut-off equivalent to a minimum net smelter return of $42.90/ton.

The qualified person responsible for the Lapa and Goldex mineral reserve and resource estimates is Marc H. Legault, P.Eng., Manager, Project Evaluations of Agnico-Eagle.

The minimum gold grade cut-off used to evaluate drill intercepts at Goldex was 0.04 oz/ton over a minimum true thickness of 50 feet. The reserve was derived by evaluating a three-dimensional model of the Goldex Extension zone, whose gold grade was estimated using a 95% confidence interval grade calculation method, and then adjusting the model envelope to only include sectors with a high probability of exceeding the cut-off grade.

In estimating the Lapa resource and reserve, a minimum gold grade cut-off of 0.15 and 0.19 oz/ton, respectively was used to evaluate drill intercepts that have been adjusted to respect a minimum mining width of 9.2 ft. The estimate was derived using a three dimensional block model of the deposit; the grades were interpolated using the inverse distance power squared method.

The qualified person responsible for the Bousquet and Ellison mineral reserve and resource estimates is Normand Bédard P.Geo., Regional Division's Senior Geologist. In estimating the Bousquet and Ellison mineral resource and reserve, a minimum gold grade cut-off of 0.09 oz/ton was used to evaluate drill intercepts that have been adjusted to respect a minimum mining width of 9.8 ft. The estimate was derived using a combination of three dimensional block modeling (grades were interpolated using the inverse distance power squared method) for certain zones and for other zones, by the polygonal method on longitudinal sections. A portion of the resource estimate is based on estimates reported when the Bousquet I mine closed in 1996. The resource was reviewed and reclassified using the CIM definition and guidelines. This information is of a good quality and is considered reliable.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

AGNICO-EAGLE MINES LIMITED

The accompanying financial statements of Agnico-Eagle Mines Limited and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Where alternative accounting methods exist, management has selected those it considered to be the most appropriate in the circumstances. The financial statements are not precise, since they include amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

Agnico-Eagle Mines Limited maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the annual report, the financial statements and the external auditors' report. The Audit Committee reports its findings to the Board of Directors for consideration when approving the financial statements for issuance to the shareholders.

The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or re-appointment of the external auditors.

The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

Sean Boyd, C.A.
President and
Chief Executive Officer

David Garofalo, C.A.
Vice President, Finance and
Chief Financial Officer

Toronto, Canada,
February 24, 2004

AUDITORS' REPORT

To the Shareholders of Agnico-Eagle Mines Limited:

We have audited the consolidated balance sheets of Agnico-Eagle Mines Limited as at December 31, 2003 and 2003 and the consolidated statements of income (loss), deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

We also reported separately on February 24, 2004 to the shareholders of Agnico-Eagle Mines Limited, on our audit, conducted in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards, where we expressed an opinion without reservation on the December 31, 2003 and 2002 consolidated financial statements, prepared in accordance with United States generally accepted accounting principles.

As described in the "Summary of Significant Accounting Policies — Stock-based compensation", the Company changed its method of accounting for stock-based compensation effective January 1, 2003.

Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants
Toronto, Canada,
February 24, 2004

AGNICO-EAGLE MINES LIMITED

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") are expressed in thousands of United States dollars ("US dollars"), except where noted, and have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"). We have also prepared consolidated financial statements in accordance with United States generally accepted accounting principles. Since a precise determination of many assets and liabilities depends on future events, the presentation of consolidated financial statements for a period necessarily involves the use of estimates and approximations. Actual results may differ from such estimates and approximations. The consolidated financial statements have, in management's opinion, been prepared within reasonable limits of materiality and within the framework of the significant accounting policies referred to below.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and all its subsidiaries. Prior to October 15, 2001, Agnico-Eagle consolidated its 49.5% direct and indirect ownership interest in Mentor Exploration and Development Co., Limited ("Mentor") on the basis of the Company's ability to determine its strategic operating, investing and financing policies. Effective October 15, 2001, Mentor was amalgamated with the Company under a court approved plan of arrangement to continue as Agnico-Eagle Mines Limited.

The cost of the Company's own shares held by Mentor had been presented in the consolidated balance sheet as a reduction of shareholders' equity. Changes in the Company's own shares held by a subsidiary company resulted from purchases and sales of Agnico-Eagle's shares by Mentor.

Agnico-Eagle recognizes gains and losses on the effective disposition of interests in associated companies arising when such associated companies issue treasury shares to third parties. Gains and losses are recognized in income.

As a result of issuances of stock by its subsidiary company, Sudbury Contact Mines Limited ("Sudbury"), the Company's interest in Sudbury has been diluted to below 50% during the year. The Company therefore no longer consolidates the results of Sudbury but accounts for its investment using the equity method of accounting as the Company is no longer able to determine Sudbury's strategic, operating, investing and financing decisions. The Company reports its share of losses in Sudbury as a separate line item in the financial statements. The Company began using the equity method to account for its interest in Sudbury on September 1, 2003.

Cash and cash equivalents

Cash and cash equivalents include cash on account and short-term investments in money market instruments with original maturities of three months or less at the date of purchase. Short-term investments are carried at cost, which approximates market value.

Inventories

Inventories consist of ore stockpiles, in-process concentrates and supplies.

Ore stockpiles represent coarse ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tons, contained ounces (based on assays) and recovery percentages (based on actual recovery rates achieved for processing similar ore). Specific tonnages are verified and compared to original estimates once the stockpile is milled. Stockpiles are not intended to be long-term inventory items and therefore are generally processed within twelve months of extraction. Ore stockpiles are valued at the lower of mining costs and net realizeable value incurred up to the point of stockpiling the ore, including amortization relating to the mining operations.

In-process inventories consist of concentrates for which legal title has not yet passed to custom smelters. In-process inventories are measured based on assays of the processed concentrates and are valued based on the lower of net realizeable value and the mining and milling costs associated with extracting and processing the ore.

Supplies, consisting of mine stores inventory, are valued at the lower of average cost and replacement cost.

Deferred financing costs

Deferred financing costs, which are included in other assets on the consolidated balance sheets and relate to the Company's revolving credit facility, are being amortized to income over the term of the related obligations. If the holders of the Company's convertible debentures exercise their conversion option, the common shares issued on such conversion will be recorded at an amount equal to the aggregate of the carrying value of the long-term liability and the conversion option extinguished, net of the associated financing costs, with no gain or loss being recognized in income.

Mining properties, plant and equipment and deferred expenditures

Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized when production begins, using the unit-of-production method, based on estimated proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. Interest costs incurred, prior to the commencement of commercial production for projects specifically financed by debt, are capitalized.

Agnico-Eagle records depreciation on plant and equipment used in commercial production on a unit-of-production basis based on the estimated proven and probable ore reserves of the mine, which does not exceed 20 years. Repairs and maintenance expenditures are charged to income as production costs. Assets under construction are not depreciated until the end of the construction period. Upon commencement of commercial production, the capitalized construction costs are transferred to the various categories of plant and equipment.

Mineral exploration costs are charged to income in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of further exploration and development to further delineate the ore body on such property are capitalized. Determination as to the establishment of proven and probable reserves is based on results of final feasibility studies, which indicate whether a property is economically feasible. Upon commencement of the commercial production of a development project, these costs are transferred to the appropriate asset category and are amortized using the unit-of-production method mentioned above. Deferred expenditures, net of salvage values, relating to a property which is abandoned or considered uneconomic for the foreseeable future, are written off.

The carrying values of mining properties, plant and equipment and deferred expenditures are reviewed periodically, when impairment factors exist, for possible impairment, based on the future undiscounted net cash flows of the operating mine and development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated net recoverable amount is made with a charge to income. Estimated future cash flows of an operating mine and development properties include estimates of recoverable ounces of gold based on the proven and probable reserves of the mine, and gold prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and related income and mining taxes, all based on detailed engineering life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows could affect the recoverability of long-lived assets.

Financial Instruments

Agnico-Eagle employs derivative financial instruments, primarily option contracts, to manage exposure to fluctuations in metal prices, interest rates and foreign currency exchange rates. Agnico-Eagle does not hold financial instruments or derivative financial instruments for trading purposes. Net premiums and the fair value of all call options written are recognized in income.

Foreign currency derivative financial instruments are used to hedge the effects of exchange rate changes on identified foreign currency exposures. Items hedged by foreign currency contracts are translated at contract rates and gains or losses on these contracts are recorded as part of the related transactions, for which they are designated as hedges.

Cash flows arising in respect of hedging transactions are recognized under cash flows from operating activities.

Revenue recognition

Revenue from concentrates is recognized when legal title passes to the custom smelters and is valued on an estimated net realizable value basis. Periodic adjustments on the final settlement of concentrates previously sold to smelters are included in revenue as soon as the amount can be reasonably determined. Revenue from gold and silver in the form of doré bars is recorded when the refined gold and silver are sold and are also included in revenues from mining operations.

Revenues from mining operations consist of gold and byproduct revenues, net of smelting, refining and marketing charges.

Foreign currency translation

Monetary assets and liabilities of Agnico-Eagle's operations denominated in a currency other than US dollars are translated into US dollars using the exchange rate in effect at the year end. Non-monetary assets and liabilities are translated at historical exchange rates while revenues and expenses are translated at the average exchange rate during the year, with the exception of amortization, which is translated at historical exchange rates. Exchange gains and losses are included in income except for gains and losses on foreign currency contracts used to hedge specific future commitments in foreign currencies. Gains and losses on these contracts are accounted for as a component of the related hedged transactions.

Reclamation costs

Estimated future reclamation costs are based primarily on legal environmental and regulatory requirements. The costs of Agnico-Eagle's active mining operations are accrued, on an undiscounted basis, as a production cost, on a unit-of-production method based on the proven and probable reserves. Future reclamation costs for the Company's inactive mines are accrued based on management's best estimate of the costs at the end of each period, comprising costs expected to be incurred at a site, on an undiscounted basis. Such cost estimates include, where applicable, ongoing care and maintenance and monitoring costs. Changes in estimates are reflected in income in the period an estimate is revised.

Income and mining taxes

Agnico-Eagle follows the liability method of tax allocation for accounting for income taxes. Under this method of tax allocation, future income and mining tax bases of assets and liabilities are measured using the substantively enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

From time to time, the Company issues flow-through shares to finance some of its exploration activities. Common shares of the Company are issued for cash at the market price in exchange for Agnico-Eagle giving up the tax benefits arising from the exploration activities. Agnico-Eagle records such common share issuances by crediting share capital for the full value of cash consideration received. The cost of the future income and mining tax benefits arising at the time Agnico-Eagle renounces the income and mining tax deductibility of the eligible expenditures to the investors are accounted for as a share issue cost.

Stock-based compensation

Agnico-Eagle has two stock-based compensation plans. The Employee Stock Option Plan is described in note 7(a) and the Incentive Share Purchase Plan is described in note 7(b) to the consolidated financial statements.

On January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, "Stock-based compensation and other stock-based payments" ("Section 3870"). Section 3870 requires prospective application of its recommendations for stock-based grants after January 1, 2002. Based on the requirements of Section 3870, accounting for the Company's stock-based compensation results in recording no compensation expense. All options granted under this plan had an exercise price equal to the market value of the underlying stock on the date of grant. Pro-forma fair value disclosures assume that the estimated fair value of options would be amortized to expense over the options' vesting period. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

Effective January 1, 2003, the Company prospectively adopted fair value of provision of Section 3870. These provisions recommend the expensing of stock option grants after January 1, 2003. The standards recommend that the fair value of stock options be recognized in income over the applicable vesting period as a compensation expense. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

Pension costs and obligations and post retirement benefits

Prior to July 1, 1997, Agnico-Eagle had a defined benefit plan for its salaried employees, which was substantially converted to a defined contribution plan. In addition, Agnico-Eagle provides a non-registered supplementary executive retirement defined benefit plan for its senior officers. The executive retirement plan benefits are generally based on the employees' years of service and level of compensation. Pension expense related to the defined benefit plan is the net of the cost of benefits provided, the interest cost of projected benefits, return on plan assets and amortization of experience gains and losses. Pension fund assets are measured at current fair values. Actuarially determined plan surpluses or deficits, experience gains or losses and the cost of pension plan improvements are amortized on a straight-line basis over the expected average remaining service life of the employee group.

Agnico-Eagle maintains a defined contribution plan covering all its employees. The plan is funded by Company contributions based on a percentage of earnings for services rendered by employees.

The Company does not offer any post retirement benefits to its employees.

Earnings per share

The Company uses the treasury stock method to compute earnings per share. Under the treasury stock method, the exercise of stock options is assumed to occur at the beginning of the period or at the time of issuance, if later, and the proceeds from the exercise of these stock options are assumed to be used to repurchase common shares of the Company at the average market price during the period and the incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation. Under the imputed earnings approach, the proceeds are assumed to be invested to earn a return.

Basic earnings per common share are calculated on net income using the weighted average number of shares outstanding during the financial period. The Company's convertible subordinated debentures are considered to be anti-dilutive for purposes of earnings per share calculations.

Comparative figures

Certain items in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2003 consolidated financial statements.

AGNICO-EAGLE MINES LIMITED

BALANCE SHEET

(thousands of United States dollars, CDN GAAP basis)

	As at December 31,	
	2003	**2002**
ASSETS		
Current		
Cash and cash equivalents	**$110,365**	$152,934
Metals awaiting settlement (note 1)	**34,570**	29,749
Income and mining taxes recoverable	**7,539**	2,900
Inventories:		
Ore stockpiles	**6,557**	—
In-process	**1,346**	5,917
Supplies	**6,276**	4,703
Prepaid expenses and other (note 2(a))	**8,187**	7,576
Total current assets	**174,840**	203,779
Other assets (note 2(b))	**12,309**	8,951
Future income and mining tax assets (note 8)	**42,863**	22,929
Mining properties (note 3)	**401,744**	356,409
	$631,756	$592,068
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**$ 29,915**	$ 15,246
Dividends payable	**3,327**	3,013
Income and mining taxes payable	**—**	954
Interest payable	**3,161**	1,873
Total current liabilities	**36,403**	21,086
Long-term debt (note 4)	**—**	—
Reclamation provision and other liabilities (note 5)	**12,298**	4,314
Future income and mining tax liabilities (note 8)	**41,302**	23,819
Shareholders' Equity		
Common shares (note 6(a))		
Authorized — unlimited		
Issued — 84,469,804 (2002 — 83,636,861)	**450,945**	441,363
Convertible subordinated debentures (note 4(a))	**95,057**	91,465
Other paid-in capital (note 4(a))	**55,028**	55,028
Warrants (note 6(d))	**15,732**	15,732
Contributed surplus	**5,560**	5,560
Deficit	**(80,569)**	(66,299)
Total shareholders' equity	**541,753**	542,849
	$631,756	$592,068

On behalf of the Board:

Sean Boyd C.A., Director

Bernard Kraft C.A., Director

See accompanying notes

AGNICO-EAGLE MINES LIMITED

STATEMENT OF INCOME (LOSS)

(thousands of United States dollars, CDN GAAP basis)

	Years ended December 31,		
	2003	2002	2001
REVENUES			
Revenues from mining operations	**$126,820**	$107,781	$93,677
Interest and sundry income	**2,429**	2,038	1,784
	129,249	109,819	95,461
COSTS AND EXPENSES			
Production (note 3)	**105,654**	76,926	65,789
Exploration and corporate development (note 3)	**5,975**	3,766	6,391
Equity loss in junior exploration company	**1,626**	—	—
Amortization	**17,504**	12,606	10,679
General and administrative	**7,121**	5,781	4,461
Capital tax	**1,240**	829	1,551
Interest (note 4)	**2,179**	1,984	14,618
Foreign currency gain	**(56)**	(974)	(336)
Income (loss) before the undernoted	**(11,994)**	8,901	(7,692)
Gain on settlement of senior convertible notes (note 4(a))	**—**	6,184	—
Dilution gain on issuance of shares by subsidiary	**4,499**	—	—
Income (loss) before income and mining taxes	**(7,495)**	15,085	(7,692)
Federal capital tax	**1,090**	949	723
Income and mining tax expense (recovery) (note 8)	**(1,123)**	939	(760)
Net income (loss) for the year	**$ (7,462)**	$ 13,197	$ (7,655)
Net income (loss) per share — basic and diluted (note 6(d))	**$ (0.17)**	$ 0.07	$ (0.12)

See accompanying notes

AGNICO-EAGLE MINES LIMITED

STATEMENT OF DEFICIT

(thousands of United States dollars, CDN GAAP basis)

	Years ended December 31,		
	2003	2002	2002
Deficit			
Balance, beginning of year (as reported)	**$ (66,299)**	$(58,490)	$(38,639)
Change in accounting policy with respect to foreign currency translation	**—**	—	(5,345)
Balance, beginning of year (as adjusted)	**(66,299)**	(58,490)	(43,984)
Net income (loss) for the year	**(7,462)**	13,197	(7,655)
	(73,761)	(45,293)	(51,639)
Dividends declared (2002 — US$0.03 per share; 2001 — US$0.02 per share)	**(2,534)**	(2,509)	(1,354)
Interest on convertible subordinated debentures, net of tax	**(4,003)**	(7,847)	—
Financing costs	**—**	(5,321)	—
Share and warrant issue costs	**(271)**	(9,162)	(5,497)
Gain on settlement of senior convertible notes (note 4(a))	**—**	3,833	—
Balance, end of year	**$ (80,569)**	$(66,299)	$(58,490)

See accompanying notes

AGNICO-EAGLE MINES LIMITED

STATEMENT OF CASH FLOWS

(thousands of United States dollars, CDN GAAP basis)

	Years ended December 31,		
	2003	**2002**	**2001**
Operating activities			
Net income (loss) for the year	**$ (7,462)**	$ 13,197	$ (7,655)
Add (deduct) items not affecting cash from operating activities:			
Amortization	**17,504**	12,606	10,679
Future income and mining tax provisions	**1,414**	1,300	1,441
Gain on settlement of senior convertible notes	**—**	(6,184)	—
Unrealized (gain) loss on derivative instruments	**(2,693)**	—	—
Dilution gain on issuance of shares by subsidiary	**(4,499)**	—	—
Amortization of deferred financing costs, reclamation and other	**327**	213	7,894
	4,591	21,132	12,359
Premiums received (paid) on metals, interest rates and foreign currency option contracts	**—**	(56)	73
Changes in non-cash working capital balances			
Metals awaiting settlement	**(4,821)**	(8,740)	(5,774)
Inventories	**(3,559)**	(1,546)	(2,553)
Prepaid expenses and other	**447**	(15)	(154)
Accounts payable and accrued liabilities	**17,414**	8,328	(7,765)
Income and mining taxes recoverable and payable	**(4,639)**	(2,549)	429
Interest payable	**1,288**	(179)	(794)
Cash flows provided by (used in) operating activities	**10,721**	16,375	(4,179)
Investing activities			
Additions to mining properties	**(42,038)**	(64,836)	(36,278)
Additions to investments and other	**(10,438)**	(1,773)	(278)
Cash flows used in investing activities	**(52,476)**	(66,609)	(36,556)
Financing activities			
Dividends paid	**(2,431)**	(1,344)	(1,114)
Common shares issued	**8,141**	193,784	87,704
Interest on Convertible debentures charged to deficit	**(6,468)**	—	—
Warrants issued	**—**	15,732	—
Share and warrant issue costs	**(271)**	(9,162)	(5,497)
Proceeds from long-term debt (note 4(a))	**—**	143,750	37,500
Financing costs	**—**	(8,529)	(2,828)
Repayment of senior convertible notes (note 4(a))	**—**	(122,169)	(75,000)
Bank debt	**—**	(30,000)	
Resale of the Company's own shares by a subsidiary company and other	**—**	—	7,802
Cash flows provide by (used in) financing activities	**(1,029)**	182,062	48,567
Effect of exchange rate changes on cash and cash equivalents	**215**	(74)	(558)
Net increase (decrease) in cash and cash equivalents	**(42,569)**	131,754	7,274
Cash and cash equivalents, beginning of year	**152,934**	21,180	13,906
Cash and cash equivalents, end of year	**$110,365**	$152,934	$21,180

See notes 4, 8 and 10 for supplemental cash flow information

See accompanying notes

(In thousands of United States dollars, unless otherwise indicated, CDN GAAP Basis)

1. METALS AWAITING SETTLEMENT

	2003	2002
Precious metals	**$ 1,327**	$ 2,856
Concentrates awaiting settlement	**33,243**	26,893
	$34,570	$29,749

In 2003, precious metals (gold and silver) accounted for 83.7% (2002 — 87.7%; 2001 — 79.8%) of Agnico-Eagle's revenues from mining operations. Other net byproduct revenues in 2003 consisted of 11.2% zinc (2002 — 12.3%; 2001 — 20.2%) and 5.1% copper (2002 — nil; 2001 — nil).

2. OTHER ASSETS

(a) *Prepaid expenses and other*

	2003	2002
Marketable securities — market value $4,426 (2002 — $3,886)	**$ 2,250**	$ 2,328
Prepaid expenses	**1,269**	824
Loans receivable	**540**	465
Federal and provincial sales taxes recoverable	**3,499**	3,716
Other	**629**	243
	$ 8,187	$ 7,576

(b) *Other assets*

	2003	2002
Premiums paid on metals and interest rate option contracts	**5,352**	4,413
Deferred financing costs, net of accumulated amortization of $1,257 (2002 — $622)	**3,823**	4,003
Loan to Sudbury Contact Mines Limited	**2,739**	—
Other	**395**	535
	$12,309	$ 8,951

3. MINING PROPERTIES

	2003			2002		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Mining properties	**$ 66,596**	**$ 10,289**	**$ 56,307**	$ 45,706	$ 8,335	$ 37,371
Plant and equipment	**260,752**	**62,426**	**198,326**	239,397	54,608	184,789
Deferred expenditures	**181,661**	**34,550**	**147,111**	161,067	26,818	134,249
	$509,009	**$107,265**	**$401,744**	$446,170	$89,761	$356,409

Included in exploration expense in 2001 is the Company's write-off of its investment in the Tonkin Springs project of $1.6 million and the payment of $0.7 million for environmental restoration costs. On March 1, 1999, Sudbury Contact acquired a 60% interest in Tonkin Springs, an advanced exploration property on the Battle Mountain-Cortez Gold Trend in Nevada, for $1.6 million. The remaining 40% ownership interest was owned and controlled by U.S. Gold Corporation, an unrelated gold exploration company based in the United States. Effective October 18, 2001, management determined that this project was not viable under the current gold price environment and elected, under the management and operating agreement with U.S. Gold Corporation, to exit the Tonkin Springs project as the project manager and relinquish its entire ownership interest in Tonkin Springs. The Company's obligation with respect to environmental and regulatory requirements was fully satisfied by the payment of $0.5 million in additional environmental bonding and $0.2 million to an independent consultant under an escrow agreement for future environmental restoration work.

(In thousands of United States dollars, unless otherwise indicated, CDN GAAP Basis)

3. MINING PROPERTIES (Continued)

The Company's El Coco property ("El Coco"), located adjacent to and immediately east of the Company's LaRonde Mine, is subject to a royalty interest payable to Barrick Gold Corporation. The El Coco royalty, on production from an area that extends 500 metres from the property boundary with the LaRonde Mine, consists of a 50% net profits interest ("NPI"), which is defined as net revenues from the sale of minerals produced from the property less the pro-rated portion of the production costs and allowable direct and common capital expenditures related to the exploration and development of the property. The remaining area of the El Coco property is subject to a 4% net smelter return royalty (defined as gross revenues from the sales of minerals less applicable refining, selling and delivery costs and applicable taxes). During 2003, the Company made NPI royalty payments of $8.9 million (2002 — $12.0 million; 2001 — $5.4 million).

4. LONG-TERM DEBT

(a) *Convertible subordinated debentures*

On February 15, 2002, Agnico-Eagle issued $143.8 million aggregate stated amount at maturity of convertible subordinated debentures due February 15, 2012 for net proceeds of $138.5 million after deducting underwriting commissions of $4.3 million and other issue costs of $1.0 million. The debentures bear interest of 4.50% per annum on the principal amount payable in cash semi-annually. The debentures are convertible to common shares of Agnico-Eagle at the option of the holder, at any time on or prior to maturity, at a rate of 71.429 common shares per $1,000 principal amount. The debentures are redeemable by Agnico-Eagle, in whole or in part, at any time on or after February 15, 2006 at a redemption price equal to par plus accrued and unpaid interest. The Company may redeem the debentures in cash or, at the option of the Company, by delivering freely tradeable common shares.

The fair value of the conversion option associated with the senior convertible notes on the date of issuance was $55.0 million and is reflected as "Other paid-in capital". The fair value of Agnico-Eagle's obligation to the convertible debenture holders for the principal and interest payments, at the time of issuance of $88.8 million, is included as a component of shareholders' equity. Interest costs related to the convertible debentures are charged to deficit as incurred, but are included as a component of the Company's net income (loss) for purposes of calculating income (loss) per share.

On February 18, 2002, the Company's January 27, 2004 senior convertible notes were called for redemption. This transaction resulted in a gain of $8.7 million, net of related income taxes of $2.2 million, of which $3.8 million (related taxes of $0.9 million) was credited to deficit and $4.9 million (related taxes of $1.3 million) was recognized in income.

(b) *Revolving credit facility*

The revolving credit facility (the "Facility") with a syndicate of banks provides the Company with up to $125 million of revolving debt. Under the terms of the Facility, which is primarily secured by a first charge on the Company's LaRonde Mine and the El Coco property, an initial tranche of $100 million is currently available and a second tranche of $25 million will also be made available upon satisfaction of certain completion tests in connection with the LaRonde Mine expansion to 7,000 tons of ore per day. The Facility is fully revolving until the end of 2004, at which time the drawn portion of the Facility will begin to amortize at annual rates of 25%, 32.5%, 20%, 12.5% and 10% in the years 2004 to 2008, respectively. The interest rate under the Facility currently is LIBOR plus 2.25% per annum and a standby fee of 1% per annum on any undrawn portion of the Facility. At the end of 2003 and 2002, the Facility was completely undrawn.

For the year ended December 31, 2003, interest expense was $2.2 million (2002 — $2.0 million; 2001 — $12.9 million) of which cash payments were $1.5 million (2002 — $24.4 million; 2001 — $10.4 million). Approximately $19 million of the cash interest payments in 2002 were in connection with the redemption of the Company's January 27, 2004 senior convertible notes. In 2003, cash interest on the Facility was nil, (2002 — $1.3 million; 2001 — $9.1 million) and cash standby fees on the Facility were $1.2 million (2002 — $1.0 million; 2001 — $1.0 million). In 2003, cash interest on the Facility of nil (2002 — $2.3 million; 2001 — nil) was capitalized in construction in progress. Weighted average interest rate for the year ended December 31, 2003 was 6.4% (2002 — 7.6%; 2001 — 6.1%).

In 2003, the Company was unable to achieve its completion test and was in default of its interest coverage covenants. Given that the Facility was completely undrawn throughout 2003, these were technical violations which were waived by all the banks in the lending syndicate for the third and fourth quarters of 2003.

(In thousands of United States dollars, unless otherwise indicated, CDN GAAP Basis)

5. RECLAMATION PROVISION AND OTHER LIABILITIES

Reclamation provision and other liabilities consist of the following:

	2003	2002
Reclamation and closure costs (note a)	**$ 9.279**	$2,066
Pension benefits (note b)	**3,019**	2,248
	$12,298	$4,314

(a) ***Reclamation and closure costs***

Under mine closure plans submitted to the Minister of Natural Resources in Quebec, the estimated future reclamation costs for the LaRonde and Bousquet mines are approximately $17.0 million and $2.7 million respectively. These reclamation estimates are based on current legislation and there can be no assurance that the Minister of Natural Resources will not impose additional reclamation obligations with higher costs. All of the accrued reclamation and closure costs are long-term in nature and thus no portion of these costs has been reclassified to current liabilities. The Company does not currently have assets that are restricted for the purposes of settling these obligations.

(b) ***Pension benefits***

Effective July 1, 1997, Agnico-Eagle's defined benefit pension plan for active employees was converted to a defined contribution plan. Employees retired prior to that date remain in the defined benefit pension plan. In addition, Agnico-Eagle also provides a non-registered executive supplementary defined benefit plan for certain senior officers. The funded status of Agnico-Eagle's defined benefit employees' pension plan is based on an actuarial valuation as of December 31, 2002 and projected to December 31, 2003. The funded status of the executive supplementary defined benefit plan is based on an actuarial valuation as of July 1, 2003 and is projected to December 31, 2003. The components of Agnico-Eagle's defined benefit expense are as follows:

	2003	2002	2001
Service cost — benefits earned during the year	**$ 263**	$ 210	$ 194
Actuarial losses	**26**	—	—
Interest cost on projected benefit obligation	**419**	348	312
Return on plan assets	**(127)**	(125)	(162)
Amortization of net transition asset, past service liability and net experience gains	**58**	(138)	52
Net pension plan expense	**$ 639**	$ 295	$ 396

Agnico-Eagle contributes 5% of its payroll expense to a defined contribution plan. The expense in 2003 was $1.4 million (2002 — $1.1 million; 2001 — $0.8 million).

Assets of the defined benefit employees' pension ("Employees") plan are comprised of pooled Canadian and US equity funds and pooled bond funds. As of the measurement date, the plan's assets are allocated 65% to equity securities, 34% to fixed income securities, and 1% to cash and short-term investments. The Employees plan is relatively mature with more a substantial portion of the projected benefit obligation liability attributable to pensioners and there are no contributions being made to the plan. Since benefit payments are completely funded from plan assets and investment returns, the plan assets are managed to achieve a moderate degree of risk in terms of short-term variability of returns. The major categories of plan assets along with minimum, maximum and target allocations are presented below:

	Minimum	Maximum	Target
Cash and equivalents	0%	35%	5%
Fixed income securities	25%	75%	35%
Equity securities	25%	65%	60%
Real estate	0%	10%	0%

Fixed income securities must meet quality constraints in the form of minimum investment ratings. Equity securities also have quality constraints in the form of maximum allocations to any one security and maximum exposure to any one industry group. The accumulated benefit obligation for the Employees plan is equal to the projected benefit obligation and no amount was included in accumulated other comprehensive income for this plan in 2003 or 2002.

(In thousands of United States dollars, unless otherwise indicated, CDN GAAP Basis)

5. RECLAMATION PROVISION AND OTHER LIABILITIES (Continued)

Assets for the executives' retirement ("Executives") plan consist of deposits on hand with regulatory authorities which are refundable when benefit payments are made or on the ultimate wind-up of the plan.

The funded status of the Employees and the Executives plans for 2003 and 2002 are as follows:

	2003		2002	
	Employees	Executives	Employees	Executives
Reconciliation of the market value of plan assets				
Fair value of plan assets, beginning of year	$1,576	$ 200	$1,704	$ 176
Agnico-Eagle's contribution	—	56	—	44
Actual return on plan assets	321	—	(31)	—
Benefit payments	(132)	(28)	(111)	(22)
Effect of exchange rate changes	367	47	14	2
Fair value of plan assets, end of year	$2,132	$ 275	$1,576	$ 200
Reconciliation of projected benefit obligation				
Projected benefit obligation, beginning of year	$1,468	$ 4,081	$1,439	$ 3,241
Service costs	—	263	—	210
Interest costs	101	318	95	253
Actuarial losses	35	188	34	377
Benefit payments	(132)	(28)	(111)	(22)
Plan amendments	(29)	92	—	—
Effect of exchange rate changes	325	979	11	22
Projected benefit obligation, end of year	$1,768	$ 5,893	$1,468	$ 4,081
Excess (deficiency) of plan assets over projected benefit obligation	$ 364	$(5,618)	$ 108	$(3,881)
Comprised of:				
Unamortized transition asset (liability)	$ 839	$(2,000)	$ 823	$(1,568)
Unamortized net experience loss	(166)	(599)	(324)	(242)
Accrued liabilities	(308)	(3,019)	(391)	(2,071)
	$ 364	$(5,618)	$ 108	$(3,881)
Discount rate (note(i))	6.50%	6.50%	6.50%	6.50%
Rate of return	7.50%	n.a.	7.50%	n.a.%
Rate of salary increase	n.a.	3.0%	n.a.	3.0%
Estimated average remaining service life for the (in years)	5	8(ii)	8	9(ii)

Notes:
(i) Discount rates used for the Executives plan are after-tax rates.
(ii) Estimated average remaining service life for the Executives plan was developed for individual senior officers.

(In thousands of United States dollars, unless otherwise indicated, CDN GAAP Basis)

6. SHAREHOLDERS' EQUITY

(a) *Common Shares*

	2003		2002		2001	
	Shares	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**
Common shares issued, beginning of year	**83,636,861**	**$441,363**	67,722,853	$247,965	56,139,480	$158,252
Shares issued under stock options (note 7(a))	**229,100**	**1,636**	1,927,500	14,580	426,100	2,100
Shares issued under the Share Purchase Plan (note 7(b))	**217,855**	**2,605**	138,747	2,061	209,826	1,783
Shares issued under flow-through share private placements (note 6(b))	**255,768**	**3,813**	40,161	641	200,000	2,513
Shares issued by public offering, net of share issue costs (note 6(c))	—	—	13,800,000	175,998	10,350,000	81,368
Shares issued on the conversion of the Company's senior convertible notes	—	—	4,460	80	6,691	113
Shares issued to acquire Mentor	—	—	—	—	369,348	1,719
Shares issued for acquisitions (note 10)	**125,612**	**1,466**	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	**4,608**	**59**	3,140	38	21,408	117
Common shares issued, end of year	**84,469,804**	**$450,945**	83,636,861	$441,363	67,722,853	$247,965
Weighted average number of shares outstanding	**83,889,115**		70,821,081		61,333,630	

The Company's common shares are covered by a Shareholder Rights Plan whereby each shareholder, in the event of certain takeover bids or other change-in-control transactions involving the acquisition of 20% or more of Agnico-Eagle's outstanding voting shares, has the right ("Rights") to purchase from Agnico-Eagle for an exercise price of C$80.00 that number of shares of Agnico-Eagle having an aggregate market price equal to twice the exercise price. Until such time as a triggering bid for control occurs, the Rights trade together with the existing common shares and will expire on May 10, 2009.

The Company has reserved for issuance 10,267,919 common shares in the event that the senior convertible debentures are converted into common shares and 6,900,000 common shares in the event that the warrants are exercised.

In 2003 the Company declared dividends on its common shares of $0.03 per share (2002 — $0.03 per share; 2001 — $0.02 per share). Under the terms of the Company's Facility, the Company's dividend payments were restricted to an aggregate of $16.0 million per year.

(b) *Flow-through share private placements*

In 2003, Agnico-Eagle issued 255,768 (2002 — 40,161; 2001 — 200,000) common shares under a flow-through share private placement for proceeds of $3.6 million (2002 — $0.6 million; 2001 — $2.5 million) net of share issue costs. Agnico-Eagle has agreed to use such proceeds for the purpose of incurring Canadian exploration expenditures in connection with its 2003 and 2004 exploration activities. In 2003, the Company renounced to its investors C$5.3 million (2002 — C$1.0 million; 2001 — C$4.0million) of such expenses for income tax purposes. To comply with the flow-through share agreement, the Company must incur $3.5 million of exploration expenditures in 2004 related to the expenditures renounced in 2003.

(c) *Public offering*

In 2002, Agnico-Eagle issued 13,800,000 units, each consisting of one common share and one-half warrant, at $13.90 per unit for net proceeds of $182.9 million, after deducting share issue costs of $9.1 million (no related income tax effect). Each whole warrant entitles the holder to purchase one common share at a price of $19.00, subject to certain adjustments summarized in the prospectus document. Warrants are exercisable at any time prior to November 14, 2007, after which the warrants will expire and be of no value. The Company will inform warrant holders, through a press release, of pending expiry at least 90 days prior to the expiry date. If all outstanding warrants were exercised, the Company would issue an additional 6,900,000 common shares.

In 2001, Agnico-Eagle issued 10,350,000 common shares at C$10.75 per share for net proceeds of $76.2 million, after deducting share issue costs of $5.2 million (no related income tax effect).

(In thousands of United States dollars, unless otherwise indicated, CDN GAAP Basis)

6. SHAREHOLDERS' EQUITY (Continued)

(d) *Net income (loss) per share*

For the purposes of calculating earnings per share, the Company uses net income (loss) after deducting interest charges on the Company's 2012 convertible subordinated debentures. The 2012 convertible subordinated debentures issued in 2002 are presented, in their entirety, as an equity instrument and as such the interest is recorded as a direct charge to deficit. Below is a reconciliation of net income (loss) per financial statements to the net income (loss) used in computing net income (loss) per share.

	2003	2002
Net loss per financial statements	**$ (7,462)**	$13,197
Less: Interest on 2012 convertible subordinated debentures charged directly to deficit	**(6,468)**	(7,846)
Net income (loss) used in the computation of net income (loss) per share	**$(13,930)**	$ 5,351

The following table provides the weighted average number of common shares used in the calculation of basic and diluted earnings per share.

	2003	2002	2001
Weighted average number of common shares outstanding — basic	**83,889,115**	70,821,081	61,333,630
Add: Dilutive impact of employee stock options	**—**	810,182	—
Weighted average number of common shares outstanding — diluted	**83,389,115**	71,631,263	61,333,630

In 2003, the employee stock options, convertible debentures and warrants were anti-dilutive and thus were not included in the calculation of diluted weighted average number of common shares outstanding. In 2002, the convertible debentures and warrants were anti-dilutive and thus were excluded from the calculation of diluted weighted average number of common shares outstanding. In 2001, the employee stock options and convertible debentures were anti-dilutive and thus were not included in the calculation of diluted weighted average number of common shares outstanding.

(e) *Maximum number of common shares*

The following table presents the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at December 31, 2003 were exercised or converted:

Common shares outstanding at Decmber 31, 2003	84,469,804
Convertible debentures (based on debenture holders option)	10,267,919
Employee stock options	2,845,150
Warrants	6,900,000
	104,482,873

7. STOCK BASED COMPENSATION

(a) *Employee Stock Option Plan ("ESOP")*

The Company's ESOP provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Under this plan, options are granted at the fair market value of the underlying shares on the date of grant. The number of shares subject to option for any one person may not exceed 5% of the Company's common shares issued and outstanding at the date of grant.

Up to May 31, 2001, the number of common shares reserved for issuance under the ESOP was 6,000,000 and options granted under the ESOP had a maximum term of ten years. On April 24, 2001, the Compensation Committee of the Board of Directors adopted a policy pursuant to which options granted after that date shall have a maximum term of five years. On May 31, 2001, the shareholders approved a resolution to increase the number of common shares reserved for issuance under the ESOP by 2,000,000 to 8,000,000.

(In thousands of United States dollars, unless otherwise indicated, CDN GAAP Basis)

7. STOCK BASED COMPENSATION (Continued)

Of the 40,000 options granted under the ESOP in 2003, 37,000 options granted vest immediately and expire in the year 2008. The remaining options expire in 2008 and have a vesting period of three years, in which 33% or 1,000 vest immediately and are exercisable on the date of the grant, while the remaining 67% or 2,000 options are exercisable in equal installments, on each anniversary date of the grant, over a three-year term. Of the 1,358,500 options granted in 2002, 1,299,500 options granted vest immediately and expire in the year 2007. The remaining options vest over periods ranging from two to five years and expire between 2007 and 2012. Of the total options granted in 2001, 181,250 have a vesting period of four years, in which 20% or 36,250 vest immediately and are exercisable on the date of the grant, while the remaining 80% or 145,000 options are exercisable in equal installments, on each anniversary date of the grant, over a four-year term. The remaining 10,000 options granted in 2001 were granted for a term of five years and are exercisable on the date of grant.

The following summary sets out the activity with respect to Agnico-Eagle's outstanding stock options:

	2003		2002		2001	
	Options	**Weighted average exercise price**	**Options**	**Weighted average exercise price**	**Options**	**Weighted average exercise price**
Outstanding, beginning of year	**3,060,350**	**C$14.47**	3,660,200	C$12.04	3,895,050	C$11.73
Granted	**40,000**	**18.49**	1,358,500	17.07	191,250	9.49
Exercised	**(229,100)**	**10.23**	(1,927,500)	11.82	(426,100)	8.31
Cancelled	**(26,100)**	**16.01**	(30,850)	12.06	—	—
Outstanding, end of year	**2,845,150**	**C$14.85**	3,060,350	C$14.47	3,660,200	C$12.04
Options exercisable at end of year	**2,697,950**		2,682,500		3,049,300	

The weighted average grant-date fair value of options granted in 2003 was C$3.33. The following table summarizes information about Agnico-Eagle's stock options outstanding at December 31, 2003:

	Options outstanding			Options exercisable	
Range of exercise prices	**Number outstanding**	**Weighted average remaining contractual life**	**Weighted average exercise price**	**Number exercisable**	**Weighted average exercise price**
C$6.55 — C$9.30	242,800	5.1 years	C$ 8.12	236,500	C$ 8.09
C$10.20 — C$15.75	801,200	5.9 years	C$10.54	689,300	C$10.57
C$15.93 — C$19.94	1,545,650	2.1 years	C$16.85	1,543,650	C$16.85
C$21.72 — C$25.60	255,500	3.2 years	C$22.66	228,500	C$22.75
C$6.55 — C$25.60	2,845,150	3.5 years	C$14.85	2,697,950	C$14.98

The Company has reserved for issuance 2,845,150 common shares in the event that these options are exercised.

The number of un-optioned shares available for granting of options as at December 31, 2003, 2002 and 2001 was 759,910, 789,910, and 2,117,560, respectively.

In 2003, the Company prospectively adopted the fair value recognition provisions of Section 3870. Prior to 2003, the fair value recognition provisions were not applied and this resulted in no compensation expense being recorded in Agnico-Eagle's circumstances as all options granted had an exercise price equal to the market value of the underlying stock on the date of grant. The following table illustrates the effect on net income (loss) and net income (loss) per share for 2003, 2002 and 2001 as if the Company had applied the fair value recognition provisions of Section 3870 to account for all its stock option grants. The 2003

(In thousands of United States dollars, unless otherwise indicated, CDN GAAP Basis)

7. **STOCK BASED COMPENSATION (Continued)**

pro-forma compensation expense includes option grants made prior to the adoption of fair value recognition provisions of Section 3870 which vest in the current year.

	2003	2002	2001
Net income (loss) for the year, as reported	**$(7,462)**	$13,197	$(7,655)
Add: Stock-based employee compensation included in reported net income (loss)	**95**	—	—
Deduct: Total stock-based employee compensation determined under fair value based method for all awards	**(263)**	(2,621)	(624)
Pro forma net income (loss)	**$(7,630)**	$10,576	$(8,279)
Net income (loss) per share:			
Basic and diluted, as reported	**$ (0.17)**	$ 0.07	$ (0.12)
Basic and diluted, pro-forma	**$ (0.17)**	$ 0.04	$ (0.13)

Agnico-Eagle estimated the fair value of options under the Black-Scholes option-pricing model and the following weighted average assumptions:

	2003	2002	2001
Risk free interest rate	**2.9%**	2.6%	5.5%
Expected life of options (in years)	**2.5**	2.1	7.5
Expected volatility of Agnico-Eagle's share price	**43.5%**	36.9%	46.2%
Expected dividend yield	**0.25%**	0.19%	0.46%

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions, such as expected stock market price volatility, can materially affect the fair value estimate, in management's opinion, the existing pricing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

(b) *Incentive Share Purchase Plan*

On June 26, 1997, the shareholders approved an Incentive Share Purchase Plan (the "Purchase Plan") to encourage directors, officers and employees ("Participants") to purchase Agnico-Eagle's common shares at market values.

Under the Purchase Plan, eligible employees may contribute up to 10% of their basic annual salaries and directors may contribute up to 100% of their annual board and committee retainer fees For both employees and directors, Agnico-Eagle contributes an amount equal to 50% of each Participant's contribution.

In 2003, 217,855 common shares were issued under the Purchase Plan (2002 — 138,747; 2001 — 209,826) for proceeds of $2.6 million (2002 — $2.1 million; 2001 — $1.8 million). In June 2002, shareholders approved an increase in the maximum amount of shares reserved for issuance under the Purchase Plan to 2,500,000 from 1,000,000. Agnico-Eagle has reserved for issuance 1,349,659 common shares (2002 — 1,567,514; 2001 — 206,261) under the Purchase Plan.

(In thousands of United States dollars, unless otherwise indicated, CDN GAAP Basis)

8. FUTURE INCOME AND MINING TAXES

Income and mining tax expense (recovery) is made up of the following components:

	2003	2002	2001
Current recovery			
Federal income taxes	**$ —**	$ —	$ —
Provincial income taxes	**—**	—	—
Provincial mining duties	**(2,537)**	(2,779)	(2,201)
	(2,537)	(2,779)	(2,201)
Future provision (recovery)			
Federal income taxes	**—**	943	(697)
Provincial income taxes	**—**	357	(465)
Provincial mining duties	**1,414**	2,418	2,603
	1,414	3,718	1,441
	$(1,123)	$ 939	$ (760)

Cash income and mining taxes recovered in 2003 was $0.6 million (2002 — $0.8 million; 2001 — $0.6 million).

The income and mining tax expense (recovery) is different from the amount that would have been computed by applying the Canadian statutory income tax rate as a result of the following:

	2003	2002	2001
Combined federal and composite provincial tax rates	**(38.3)%**	39.9%	(41.3)%
Increase (decrease) in taxes resulting from:			
Provincial mining duties	**23.1**	(2.4)	14.5
Resource allowances	**(20.3)**	(31.1)	(27.0)
Non-deductible expenses	**14.4**	2.0	24.6
Non-taxable portion of capital gains	**—**	(13.8)	—
Temporary differences for which no benefit was recognized	**45.7**	24.5	—
Unrecognized benefit of non-capital losses	**54.7**	(12.9)	19.3
Effect of changes in Canadian income tax legislation	**(94.3)**	—	—
Actual rate as a percentage of pre-tax income/loss	**(15.0)%**	6.2%	(9.9)%

Agnico-Eagle and its subsidiaries have non-capital tax loss carryforwards of approximately C$55 million, which may be carried forward to reduce future years' taxable income. These losses expire as follows:

2004	C$ 8,188
2005	17,487
2006	6,084
2007	46
2009	8,733
2010	14,883
	C$55,421

Agnico-Eagle has approximately C$372 million of cumulative Canadian exploration and development expenses and $363 million of unamortized capital pools available indefinitely to reduce future years' taxable income.

(In thousands of United States dollars, unless otherwise indicated, CDN GAAP Basis)

8. FUTURE INCOME AND MINING TAXES (Continued)

As at December 31, 2003 and 2002, Agnico-Eagle's future income and mining tax assets and liabilities are as follows:

	2003		2002	
	Assets	Liabilities	Assets	Liabilities
Non-current:				
Income taxes:				
Plant and equipment	**$ 14,211**	**$ —**	$ 7,552	$ —
Deferred expenditures	**19,746**	**—**	14,250	—
Net operating and capital loss carry-forwards	**26,022**	**—**	11,126	—
Mining duties	**7,071**	**—**	—	—
Other	**5,542**	**—**	4,480	2,531
Valuation allowance	**(29,729)**	**—**	(14,479)	—
Total non-current	**42,863**	**—**	22,929	2,531
Mining duties:				
Plant and equipment	**440**	**18,987**	360	6,791
Deferred expenditures	**344**	**23,548**	3,869	14,882
Other	**—**	**(1,233)**	—	(385)
Valuation allowance	**(784)**	**—**	(4,229)	—
Total non-current	**—**	**41,302**	—	21,288
Non-current future income and mining tax assets and liabilities	**$ 42,863**	**$41,302**	$ 22,929	$23,819

All of Agnico-Eagle's future income tax assets and liabilities are denominated in local currency based on the jurisdiction in which the Company pays taxes and are translated into US dollars using the exchange rate in effect at the balance sheet dates. The increase in the gross amounts of the future tax assets and liabilities was impacted by the weaker US dollar in relation to the Canadian dollar throughout 2003. At December 31, 2002, asset and liability amounts were translated into US dollars at an exchange rate of $1.58 whereas at December 31, 2003, asset and liability amounts were translated at an exchange rate of $1.29. The additional increase in future tax assets and liabilities was due to increases in capital pools resulting from the LaRonde mine capital expenditures and the purchase of the Lapa and Bousquet properties. At January 1, 2003, the valuation allowance, a reserve against future income tax assets recorded in the accounts, was $14.5 million. In 2003, the valuation allowance increased by $15.3 million due to the impact of a weaker US dollar and the recognition of a full valuation allowance against current year losses. The change in mining duty tax assets and the respective valuation allowance against those assets decreased $3.4 million due to the Company no longer consolidating Sudbury.

In 2003, tax legislation changes gave rise to additional future income tax assets. As provincial mining duties are now deductible in computing Canadian federal income tax payable, the Company has recorded an asset representing the future deductions that will be available at the federal level arising from the payment of provincial mining duties. As this mining duty future income tax asset is long-term in nature and does not have a set expiry date, the Company has not provided a valuation allowance against this future tax asset.

9. FINANCIAL INSTRUMENTS

Agnico-Eagle enters into financial instruments with a number of financial institutions in order to hedge underlying revenue and cost exposures arising from commodity prices, interest rates and foreign currency exchange rates. Financial instruments which subject Agnico-Eagle to market risk and concentration of credit risk consist primarily of cash and short-term investments and option contracts for currencies, interest rates and precious and base metals. Agnico-Eagle places its cash and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

Agnico-Eagle's Risk Management Policy attempts to mitigate the risks associated with fluctuating metals prices and foreign exchange rates. Agnico-Eagle uses over-the-counter put and call option metals and foreign exchange contracts to hedge its net revenues from mining operations and costs of production, respectively. These instruments are straight-forward contracts and involve little complexity. Agnico-Eagle is exposed to credit risk in the event of non-performance by counter-parties in connection with its currency and metal option contracts. Agnico-Eagle does not obtain any security to support financial instruments subject to credit risk, but mitigates the risk

(In thousands of United States dollars, unless otherwise indicated, CDN GAAP Basis)

9. FINANCIAL INSTRUMENTS (Continued)

by dealing with a diverse group of creditworthy counter-parties and, accordingly, does not anticipate loss for non-performance. The Company continually monitors the market risk of its hedging activities.

Gold put options

Agnico-Eagle's portfolio of put option contracts was entered into to establish a minimum price which the Company will receive from the sale of its gold production. The contracts expire monthly based on planned production volumes.

Silver and base metal option contracts

Agnico-Eagle's silver and base metal derivatives portfolio was unwound during 2003 at a net cost of nil.

As at December 31, 2003, Agnico-Eagle's derivative financial instruments relating to metals consisted of the following:

	Expected Maturity			
	2004	*2005*	*2006*	*2007*
Gold				
Put options purchased				
Amount hedged (ounces)	136,644	190,020	152,340	131,280
Average price ($/ounce)	$260	$260	$260	$260

Subsequent to year end, the Company entered into derivative contracts to eliminate the negative effects of price fluctuations on a portion of its 2004 copper production. The Company purchased put option contracts which hedge 2.9 million pounds of copper production in 2004 and establish a minimum price of $1.04 per pound. The maximum premium payable under these derivative contracts is $0.4 million.

Foreign currency hedging program

Agnico-Eagle generates almost all of its revenue in US dollars. The Company's LaRonde Mine and Exploration Division both have Canadian dollar requirements for capital and operating expenditures. Agnico-Eagle entered into a series of put and call option contracts to hedge a monthly sum of Canadian dollar expenditures based on forecasted Canadian dollar requirements.

At December 31, 2003, Agnico-Eagle's consolidated foreign-currency hedging program consisted of the following:

	Expected Maturity		
	2004	**2005**	**2006**
US$ call options sold			
Amount (thousands)	$24,000	$12,000	$12,000
US$/C$ weighted average exchange rate	1.6390	1.6050	1.6475
US$ put options purchased			
Amount (thousands)	$24,000	$12,000	$12,000
US$/C$ weighted average exchange rate	1.5900	1.5000	1.5600
US$ put options sold			
Amount (thousands)	—	$12,000	—
US$/C$ weighted average exchange rate	—	1.3700	—

Subsequent to year end, the Company entered into forward contracts to hedge additional Canadian dollar expenditures forecasted for 2004. These contracts hedge $10 million at a US$/C$ exchange rate of $1.35. These contracts were entered into at a cost of nil.

At December 31, 2003, the aggregate unrealized loss of the net market value of Agnico-Eagle's metals derivative position amounted to $6.8 million (2002 — nil). The Company's unrealized gain on its foreign exchange hedge position at December 31, 2003 was $10.0 million (2002 — $(3.5) million). Since the Company uses only over-the-counter instruments, the fair value of individual hedging instruments is based on readily available market values.

(In thousands of United States dollars, unless otherwise indicated, CDN GAAP Basis)

9. FINANCIAL INSTRUMENTS (Continued)

The following table shows the changes in the fair values of derivative instruments recorded in the financial statements. The fair values of recorded derivative related assets and liabilities reflect the netting of the fair values of individual derivative financial instruments.

	Metals		Foreign Exchange	
	2003	**2002**	**2003**	**2002**
Fair value, beginning year	**(26)**	4,633	**(3,477)**	(4,312)
Instruments entered into or settled	**1,861**	(1,602)	**2,807**	(473)
Changes in fair value	**(1,166)**	(3,057)	**7,574**	1,308
Fair value, end of year	**669**	(26)	**6,904**	(3,477)

Agnico-Eagle's exposure to interest rate risk at December 31, 2002 relates to its short-term investments of $106.6 million (2002 — $144.7 million). The Company's short-term investments have a fixed weighted average interest rate of 0.90% (2002 — 2.29%) for a period of 17 days (2002 — 37 days).

In addition, Agnico-Eagle has outstanding letters of credit amounting to C$11.8 million relating to the Executives Plan (2002 — C$11.8 million) for which fees vary up to 2.25% per annum.

The fair values of Agnico-Eagle's current financial assets and liabilities approximate their carrying values as at December 31, 2003. The fair value of Agnico-Eagle's senior convertible debentures at December 31, 2003 is $152.4 million (2002 — $178.3 million).

10. ACQUISITIONS

In the third quarter of 2003, the Company purchased from Barrick Gold Corporation a 100% interest in Barrick's Bousquet Property, immediately to the west and south of Agnico-Eagle's 100% owned LaRonde Mine in northwestern Québec. Agnico-Eagle also acquired used machinery and equipment from the now closed Bousquet Mines including underground rolling stock and the headframe at Bousquet 2. In addition to the Bousquet Mine assets, Agnico-Eagle also purchased certain of Barrick's regional exploration properties.

The primary reason for the acquisition was to enhance the Company's regional development. With this acquisition, the Company now controls 100% of over 14 miles of contiguous favourable geology along the prolific Cadillac-Bousquet Gold Belt which hosts the Company's 100% owned LaRonde Mine. With this transaction, the Company also has the dominant land position on the Cadillac-Larder Lake Break immediately to the south which hosts the Company's 100% owned Lapa property.

The Company's financial statements do not include pro-forma results of operations from this acquisition as there are currently no mining activities on any of the acquired properties.

The following represents the purchase price allocation for the acquisition;

Cash	$ 3,665
125,612 Agnico-Eagle shares (valued at $11.67 per share)	1,466
Transaction costs	225
	$ 5,356
Allocation of purchase price	
Buildings and property	$ 843
Production equipment	1,499
Head-frame and related infrastructure	3,463
Mining properties	5,813
Liabilities assumed	(6,262)
	$ 5,356

Also in 2003, the Company purchased a 100% interest in the Lapa property from Breakwater Resources Inc. for $9.1 million (including $0.2 million of transaction costs). The entire purchase price has been classified as mining properties. Under the terms of the agreement, the Company will have to pay contingent consideration of $1 million if the published Inferred Mineral Resource on the property reaches 2,000,000 ounces of gold. This payment would reduce any future royalties payable should the property reach commercial production.

AGNICO-EAGLE
MINES LIMITED

QUEBECOR MERRILL
CANADA INC
Printed In Canada